NoACT DC



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE



06029166

March 21, 2006



RECD S.E.C.
MAR 2 3 2006
1083

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/21/2006

Anne T. Larin
Attorney and Assistant Secretary
General Motors Corporation
Legal Staff
MC 482-C23-D24
300 Renaissance Center
P.O. Box 300
Detroit, MI 48265-3000

Re: General Motors Corporation
Incoming letter dated February 7, 2006

Dear Ms. Larin:

This is in response to your letters dated February 7, 2006 and March 7, 2006 concerning the shareholder proposal submitted to GM by Robert W. Hartnagel. We also have received letters from the proponent dated February 9, 2006, February 14, 2006, February 16, 2006 and March 9, 2006 and March 11, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: Robert W. Hartnagel
7605 Carta Valley Drive
Dallas, TX 75248

PROCESSED
APR 04 2006
THOMSON
FINANCIAL

40730



General Motors Corporation
Legal Staff

Facsimile
(313) 665-4979

Telephone
(313) 665-4927

February 7, 2006

RECEIVED
2006 FEB -8 PM 1:34
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

This is a filing, pursuant to Rule 14a-8(j), to omit the revised proposal received on December 15, 2005 from Robert W. Hartnagel (Exhibit A) from the General Motors Corporation proxy materials for the 2006 Annual Meeting of Stockholders. The proposal would request modification of the retirement plan for GM salaried employees to change the basis on which pension payments are determined.

General Motors intends to omit the proposal under Rule 14a-8(i)(f)(1) on the grounds that the proponent did not provide adequate evidence of continuous stock ownership within the time period provided by the proxy rules. In addition, the proposal may be omitted under paragraph (i)(7) as relating to the company's ordinary business operations.

With his proposal, Mr. Hartnagel included a summary of his stock ownership of GM common stock, to which he had attested. Since GM's transfer agent had informed us that he was the record owner of one share of GM common stock, which did not satisfy the ownership requirement of subsection (b)(1) of Rule 14a-8, and since the enclosed summary did not satisfy the evidentiary requirement of subsection (b)(2), General Motors wrote to Mr. Hartnagel in a letter dated December 16 to request proper evidence that he had owned the necessary amount of stock for at least a year, describing what evidence would be acceptable and enclosing a copy of Rule 14a-8 for his information (Exhibit B). (GM's letter stated erroneously that there was no record of Mr. Hartnagel's stock ownership, but since his actual record ownership of one share was not sufficient, this error did not affect his need to provide proper evidence of adequate stock ownership.) This letter was sent on December 19 via Federal Express, and Federal Express informed us that it was delivered to the address given by Mr. Hartnagel on December 20, 2005 at 10:25 a.m. (Exhibit C).

On January 3, 2006, the proponent faxed a message to GM (Exhibit D) stating that he received GM's December 16 letter on December 27, 2005, correcting the misstatement that he was not a

MC 482-C23-D24 300 Renaissance Center P.O. Box 300 Detroit, Michigan 48265-3000

record stockholder by sending a copy of his Form 1099-DIV for GM stock with all amounts deleted, and saying that he would provide a statement from the representation of his investment account "before the expiration of the stated 14-day response period". Rule 14a-8(f)(1) provides that the proponent must respond any procedural or eligibility deficiencies no later than 14 calendar days from the date the proponent received the company's notice of those deficiencies, and the 14-day deadline was specifically noted in GM's notification letter. January 3, 2006 was the last day of the 14-day period from December 20, 2005, the date on which according to Federal Express GM's notification letter was delivered to Mr. Hartnagel's address.

On January 9, 2006 the proponent faxed GM a letter (Exhibit E) with several attachments, including Attachment A which consisted of two letters from Edward Jones regarding his stock ownership dated January 5, 2006 (Exhibit F) and January 9, 2006 (Exhibit G) and a memo from him to me explaining why he had sent two letters (Exhibit H) and Attachment B, a letter of inquiry from him to the Chief Counsel of the Division of Corporation Finance of the SEC (Exhibit I). On January 11, GM wrote Mr. Hartnagel (Exhibit J) to inform him that it appeared that he had not responded to GM's notificaton of deficiency within the required time period and that the broker's letters that he had furnished did not evidence continuous ownership of at least $2000 worth of GM stock at the time he submitted his proposal, and to give him an opportunity to explain or correct the flaws in his response. He responded by fax on January 12 (Exhibit K) stating that GM's objections were without merit, stating, "Legal service is not deemed to have occurred until receipt of the document has been either properly witnessed or mutually acknowledged," so that his response was within the 14-day period after his receipt of notification on December 27. He also simply affirmed, "The stock ownership verification I provided meets the disclosure requirements of Rule 14a-8." On January 17, Mr. Hartnagel faxed an affidavit stating that the Federal Express shipment of GM's December 16 [which according to Federal Express was delivered on December 20] was received by him on December 27, 2005 (Exhibit L). On the following day, he faxed GM a copy of a message he sent to the SEC requesting that he be given an opportunity to respond to GM's planned request for a no-action letter (Exhibit M).

The proponent has not provided any valid reason to waive the conclusion that he failed to respond within the required period. The proponent did not provide any evidence of ownership of an adequate amount of GM stock until January 9, after the conclusion of 14 days following the delivery of GM's notification letter. GM wrote to Mr. Hartnagel. His January 12 response to GM's letter seeking to determine if he disputed Federal Express's statement of the date of delivery or if for some other reason he could not be considered to have received the letter until December 27 seemed to indicate that he could not be deemed to have received the letter until "[l]egal service" had occurred through a "properly witnessed receipt" or mutual acknowledgement, and the reference in his later affidavit to when he "received" the letter presumably was based on this interpretation. Rule 14a-8(f)(1) does not refer to "legal service" or provide any support for these assertions, which contemplate a level of legalism that is not typical of Rule 14a-8. Staff Legal Bulletin No. 14 (July 12, 2001) issued by the Division of Corporate Finance suggests instead that a letter should be considered to have been received when it was delivered. In section G.3, dealing with eligibility and procedural issues, the SLB recommended, in connection with a company's letter notifying a proponent of perceived eligibility or procedural defects, that the company should "send the notification by a means that allows the company to

determine when the shareholder received the letter." The obvious interpretation is that the company should send the letter by a carrier which is able to provide proof of delivery, like Federal Express in this case. Under Mr. Hartnagel's argument, only the proponent would be able to determine when he received the letter, regardless of the means chosen by the company. The timing of receipt of notification and its consequences would be entirely in the control of the proponent, which would disrupt Rule 14a-8's schedule for communications between company and proponent, with adequate time for the SEC Staff to consider any requests for no-action letters before the company begins printing its proxy statement. Instead, the scheme of Rule 14a-8 contemplates that the 14-day response period should begin when the company's notification is delivered to the address provided by the proponent. Mr. Hartnagel did not provide evidence that he owned sufficient stock to satisfy Rule 14a-8(b)(1) within 14 days of the delivery of GM's December 16 letter. Cf. Charles Schwab Corporation (February 2, 2005).

Moreover, the evidence of stock ownership that the proponent belatedly furnished on January 9 does not show that at the time he submitted his proposal he had continuously owned GM stock worth at least $2000. The January 5 and January 9 letters from Edward Jones are oblique, but read together they do not state that Mr. Hartnagel owned $2000 worth, or indeed any GM stock continuously from December 15, 2004. The letters set forth the following facts:

1. The market value of his GM stock in December 2004 was more than $2000 (January 5 letter).
2. He has continued to hold the stock referred to in item 1 (January 5).
3. At December 15, 2005, he held GM stock with a total market value of more than $2000 (January 5).
4. During the 12 and one half months prior to December 31, 2005 (i.e., beginning on December 15 or December 16, 2004), he purchased GM stock for more than $2000 (January 9 letter).
5. He has continued to hold the stock referred to in item 4 (January 9).

This set of facts, however, is not sufficient to demonstrate that the proponent owned an adequate amount of GM stock for a year prior to submitting his proposal on December 15. For example, if he owned $100 worth of stock on December 20, 2004 and acquired additional stock on December 29, so that he owned more than $2000 worth of stock as of December 31, 2004, the broker's letters would describe his ownership correctly, but the proponent would not have been eligible to submit a proposal since he would not have owned $2000 worth of stock for a full 12 months before the date of submission, December 15. The proponent's memo in Exhibit G indicates that he had influence over how these letters were worded, so that it would not be unfair to conclude that he has failed to show that he owned a sufficient amount of GM continuously from December 15, 2004. See International Business Machines Corporation (December 19, 2004); AMR Corporation (March 15, 2004); cf. Motorola, Inc. (January 10, 2005).

Finally, the proposal would be excludible even if there were no eligibility or procedural deficiencies in the proponent's submission. Paragraph (i)(7) provides that a company may exclude a proposal if it deals with a matter relating to the company's ordinary business operations. Based on this provision, the Staff has taken a no-action position with regard to

proposals that deal with executive retirement benefits. See, e.g., Hilton Hotels Corporation (March 14, 2003); NiSource Inc. (March 3, 2003). This is consistent with no-action letters that permit the exclusion of proposals dealing with pensions, like Tyco International Ltd (January 2, 2004); ALLETE Inc. (March 5, 2003), as well as other employee benefits, such as SBC Communications Inc. (January 9, 2004); Lucent Technologies (December 5, 2003); General Electric Company (January 10, 2003).

The current proposal deals with the formula for determining compensation under the salaried pension plan, which is not limited to senior executives but which could affect any executive eligible to receive a bonus. Such executive retirement benefits are a routine matter of ordinary business, and involve the type of management function properly left to the attention of management rather than the board of directors or the stockholders. Accordingly, the proposal can be omitted under Rule 14a-8(i)(7).

Please inform us whether the Staff will recommend any enforcement action if this proposal is omitted from the proxy materials for General Motors' 2006 Annual Meeting of Stockholders. GM plans to begin printing its proxy material at the beginning of April. We would appreciate any assistance you can give us in meeting our schedule.

Sincerely yours,



Anne T. Larin
Attorney and Assistant Secretary

Enclosures

c: Robert W. Hartnagel

EXHIBIT A

Fax transmission

Page One of Fifteen

To:	Nancy E. Polis, Secretary General Motors Corporation
Fax Number:	(313) 665-4978
Date:	December 15, 2005
From:	Robert W. Hartnagel
Telephone Number:	(972) 233-8090

December 15, 2005

Nancy E. Polis
Secretary, General Motors Corporation
MC 482-C38-871
300 Renaissance Center
P.O. Box 300
Detroit, MI 48265-3000

Dear Ms. Polis:

I am resubmitting the enclosed stockholder proposal dealing with skyrocketing GM executive pension entitlements. An identical proposal was excluded from the 2004 proxy statement by GM management following its original submission in December, 2003. The timing of GM's responses to the initial proposal, in conjunction with the particular requirements that are imposed by SEC proxy rules, combined to delay--for thirty months--any possibility of my being able to present this recommendation for consideration by GM stockholders.

The complete text of the proposal is highlighted on pages one and two of my letter dated January 10, 2004. (Please see Attachment A) This letter was initially sent to outside members of the General Motors board of directors for the purpose of identifying a number of material omissions in proxy statement disclosures which contributed to the creation of an excessive and inappropriate expansion of top executive pension benefits.

In conjunction with this re-submission, I would like to request a reply from General Motors to the enclosed letter dated January 26, 2004 (Attachment B). GM did not respond in any way at that time to the particular matters that were identified in the letter.

As shown in Attachment C, subsequent to the exclusion of this proposal in 2004, during 14-months of communication with the Securities and Exchange Commission regarding the far-reaching "public policy" significance of GM's shareholder communication practices, I made an intensive examination of proxy statement disclosures dealing with modifications to GM executive compensation and salaried employee retirement benefit plans which had been recommended to shareholders by GM management. This study concluded, among other things, that a series of barely discernible, if not entirely undetectable, changes--sometimes involving material nonpublic information which was known to top management, but not disclosed to the shareholders who were being asked to authorize the changes--combined to produce a fifteen thousand percent increase in the pension benefit entitlements of the very highest level GM executives, compared to those which existed at the commencement of GM's earliest "restructuring" initiatives. (Other forms of long-term, incentive and deferred executive compensation and benefits are not reflected in this calculation.)

In an effort to insure that only completely accurate information will be used when describing the basis for my conclusions, I would also like to request that I be promptly informed in the event

any of the data contained in Attachment C is not considered by GM to be accurate (and if so, what data is considered to be accurate).

Finally, as shown in the enclosed statement, for the past twelve months my investment in GM Common Stock has exceeded the $2,000 level required under Proxy Rule 14a-(f)(1). In the event this proposal is included in the 2006 GM proxy statement, I will continue to own GM stock with at least this market value until the date of the next Annual Meeting. I also will be present at the meeting to introduce the proposal to General Motors stockholders.

Please notify me if any additional information is needed.

Sincerely,



Robert W. Hartnagel
7605 Carta Valley Drive
Dallas, TX 75248
(972) 233-8090

Robert W. Hartnagel Brokerage Cash Account Activity Summary

(as of December 15, 2005)

GM 1 2/3 Par Common Stock ONLY

Total amount invested since December 1, 2004	$3,442
Account withdrawals since December 1, 2004	none
Current market value of GM Common Stock	$2,233
Number of shares held	100
Market value of account on January 1, 2005	$2,002
Gain/loss from December 1, 2004 to present	-35 %

I certify under oath that the above information is correct.

Robert W. Hartnagel

SUBSCRIBED AND SWORN before me on this 15th day of December, 2005

Notary



ATTACHMENT A

January 10, 2004

To: Outside members of the General Motors Corporation Board of Directors

Percy N. Barnevik, Non-Executive Chairman, AstraZeneca PLC
John H. Bryan, Retired Chairman and CEO, Sara Lee Corporation
Armando M. Codina, Chairman and CEO, Codina Group, Inc.
George M. C. Fisher. Retired Chairman and CEO, Eastman Kodak Company
Karen Katen, Exec. V.P., Pfizer Inc and President Pfizer Global Pharmaceuticals
E. Stanley O'Neal, Chief Executive Officer, Merrill Lynch & Co., Inc.
Echhard Pfeiffer, Retired President and CEO, Compaq Computer Corporation
Alan G Lafley, Chairman, President and Chief Executive, The Procter & Gamble Co.
Phillip A. Laskawy, Retired Chairman and CEO, Ernst & Young

The following shareholder proposal has been submitted for the purpose of requesting immediate action by the General Motors Board of Directors to address the most challenging corporate governance issue facing our company and our country today: skyrocketing lifetime executive pension entitlements. It is offered on the basis of 40 consecutive years as a GM shareholder and my holdings of approximately $200,000 in GM common stock throughout the ten-year period when the current executive compensation "feeding frenzy" began to evolve. The final paragraph of the proposal suggests a specific course of action for approaching this issue in a proactive manner.

I urge the GM Board of Directors to promptly exercise the authority granted under the terms of the current GM Salaried Employee Retirement Plan to **reverse** the practices that have produced the compensation and benefit plan "bonanza" which is described in this letter and to **recapture** the revenue which is being diverted from general operating revenues to pay for it.

"RESOLVED: That GM shareholders request our company's Board of Directors to halt the executive compensation windfall that is being created by directing the entire financial saving resulting from the elimination of incentive award payments to half of GM's top management group into the annual incentive compensation and lifetime pension entitlements of surviving executives.

SUPPORTING STATEMENT: When highly paid executives, who are performing duties associated with their regular management responsibilities, use company-supplied technology, company facilities, and the efforts of other company personnel working on company time to achieve a substantial financial saving, that saving properly belongs to the company and its shareholders. It should not be treated simply as a compensation windfall for the executives who produced it.

In accordance with early GM "restructuring" objectives, the total number of executives eligible to receive annual incentive compensation awards was reduced by more than fifty percent. At the same time, the formula which routinely determines the total amount of revenue which can be made available for the payment of executive incentive awards in any given year (irrespective

of the number of executives who may be eligible to receive such awards) has remained unchanged. As a result, each year since this massive executive head count reduction was accomplished, the formula has continued to generate the same aggregate level of funding that previously would have been paid to twice the current number of GM executives.

Instead of directing this potential saving toward the attainment of overall GM financial operating objectives, the entire amount is being distributed each year to surviving GM executives in the form of greatly expanded incentive compensation payments. While this practice has been justified to shareholders on the basis of surveys of industry-wide compensation practices, these surveys primarily reflect a "racing-your-own-shadow" comparison with companies whose top executives are also benefiting from precisely the same kind of restructuring-generated incentive award windfall.

Of even greater significance to GM shareholders, however, are the longer term consequences of this practice. Due to a series of modifications to the GM Salaried Employee Retirement Benefit Plan which occurred during the same general time period, these inflated annual incentive awards now are becoming translated into greatly expanded pension entitlements for a steadily increasing number of executive retirees. As a result, this employee benefit plan has been in effect transformed into a highly lucrative, lifetime, deferred compensation arrangement for upper level management, as well as a huge potential long term liability for GM.

The shareholders of our company urge the GM Board of Directors to immediately begin the process of eliminating this windfall by adopting a "leveling formula" which would reduce the amount of incentive payments which may be used to calculate both current and future executive pension entitlements. The proposed formula would act to routinely adjust executive pension benefit accruals by the same percentage that the total executive population has changed in any given year compared to an average baseline executive employment level during the six year period immediately preceding commencement of GM's restructuring initiatives."

This proposal is intended to express the deep concern shared by a great many shareholders regarding the alarming escalation in executive compensation and benefit entitlements which has been occurring throughout corporate America over the last two decades. It also reflects the increasing level of frustration which is resulting from an inability to obtain on a timely basis the information needed to adequately evaluate the full consequences of the benefit plan and executive compensation changes shareholders are repeatedly called upon to approve. There is no aspect of our company's operations where this frustration is any more profound than that involving executive pay.

GM Proxy Statement disclosure practices in recent years have made it virtually impossible for an individual shareholder to determine with any real precision what the aggregate impact of this explosion of annual incentive awards may be. Instead, the statement appears primarily to be an attempt to justify the philosophy upon which these awards are based, without revealing either the <u>total</u> aggregate amount of executive compensation being awarded in any

given year, or the aggregate long term cost of proposed benefit improvements. This information is needed *before*, not after, the changes become irreversible.

It is only by estimating the annual effect of executive employment trends since 1989 and making assumptions reflecting the pattern of funding practices after the commencement of "restructuring" and applying these same assumptions to the information supplied in the Annual Report that even a general estimate of these consequences can be developed. The analysis which led to the submission of this shareholder proposal incorporates the following data:

Actual GM data applicable to incentive compensation awards BEFORE "restructuring"

Year	($000) Net Income	($000) Bonus Pot	
1976	2,902.8	139.7	
1977	3,237.5	161.0	(1976-79 average # recipients = 6648)
1978	3,508.0	168.4	
1979	2,892.7	133.8	

Actual GM data applicable to incentive pay practices SINCE the start of "restructuring"

Year	Net Income	Bonus Pot	
1983	3,730.2	180.0	
1984	4,516.5	224.1	
1985	3,999.0	218.6	(1983-89 average # recipients = 5145)
1986	2,944.7	169.1	
1987	3,550.9	157.0	
1988	4,856.3	241.7	
1989	4,224.3	238.8	

Data projecting incentive pay based on PRESUMED continuation of historical "bonus pot" funding practices--because Proxy Statements no longer supply total award information

Year	Net Income	Bonus Pot (ESTIMATE ONLY)	
1993	2,465	286.9	
1994	4,901	764.2	
1995	6,881	1,152.1	
1996	4,963	776.2	(Estimated 1993-2000 average # recipients = 3,500)
1997	6,698	1,116.2	
1998	2,956	383.2	
1999	6,092	997.5	
2000	4,452	676.2	

Conclusions: The calculations made in conjunction with submission of this shareholder proposal suggest the following:

1. Total 1983-89 incentive awards: $ **1,414,300,000**
2. **Estimated** total 1990-2002 annual incentive awards: $ **6,152,500,000**
3. Executive head count reduction 1983-2000 = 3,348, (or 50.3% of pre-1983 level)

(and, in accordance with the rationale previously presented in this shareholder proposal,)

4. **Estimated 1983-2000 "OVERPAYMENT"** of annual incentive compensation on a "**constant-per-capita**" basis compared to pre-restructuring executive employment levels and traditional incentive plan funding practices: **$ 3,586,663,000**

Perhaps the most startling conclusion of all is the fact that this entire $3.5 billion (?) "overpayment" presumably is being translated into expanded lifetime "pension" entitlements for the same executives who initially received this amount in the form of expanded annual bonus payments. (Other incentive compensation, stock options and pre and post-retirement benefits are not reflected in these calculations.)

Regardless of what the actual "bottom line" may be, it is safe to assume that it would surely fall squarely within the general classification of "LOTS." Moreover, this is occurring in spite of the fact that most GM shareholders would reject, both on ethical and legal grounds, any management practice which permitted one group of *employees* to create a personal financial benefit as a direct mathematical consequence of eliminating the jobs and benefit entitlements of another group of *employees*. Yet it would appear that this is precisely what is taking place with respect to the creation and allocation of incentive pay. Shareholders might also wonder why, for instance, if this massive infusion of additional compensation is necessary for "competitive" reasons, it is not being provided through established salary administration procedures, and on the basis traditional individual performance reviews, instead of through an across-the-board annual bonanza of incentive plan funding.

Many GM shareholders also feel a good deal of uncertainty about just how, when, or even if, they actually authorized the fundamental alteration of an employee benefit plan that was originally intended to provide a relatively modest "welfare" level of post-retirement income to all employees based on cumulative length of service into something that looks more like a "perpetual money machine" for top executives. After examining as much information as I could on the subject, I concluded that even the most avid Proxy Statement reader would have been unable to discern, based on the information supplied at the time, either the long or short term implications of the practices which ultimately were put in place. It almost seems a perversion of the very term "employee benefit plan" to apply it in this manner.

As reflected in the charts which are presented in the attachment to this letter entitled, "Expansion of longevity-based pension benefit entitlement," it might also be appropriate to question, as a practical matter, whether there was any way, other than by laboriously assembling these same charts from four separate GM Proxy Statements and personally making the

mathematical calculations that are penciled on the attachment, that any individual shareholder might even have detected that these highly significant changes were being made.

My objective in writing this letter has been to comment as candidly and pointedly as possible about a complex and difficult subject, in the belief that there is plenty of room in it for more than one point of view. The opinions expressed are my own and they reflect my best effort to make a constructive contribution to identifying and describing concerns which I believe are shared by a great many Americans. While others might choose to express their feelings differently, in closing I want to offer one additional observation.

The arrival of the "information age" and its vastly enhanced computer technology has endowed a single generation of corporate managers with the truly awesome power to implement changes of such enormous scope and complexity that they have far outdistanced the ability of anyone not in possession of these capabilities to even perceive, much less evaluate, the full consequences of their actions. It is the same sort of advantage that must have accompanied the arrival of the steam engine and the bow and arrow. Those who initially controlled this technology were able to achieve great rewards from doing so.

This shareholder proposal is intended to focus on one highly significant consideration which separates this technological "revolution" from the ones that came before it. On one hand, the "information age" has been characterized by the speed and sheer magnitude of the changes that are occurring. At the same time, it might be appropriate to remember that the people who have acquired the raw power being generated by this revolution are employees, not owners, of the corporations which bought and paid for this technology--and for this reason, the resulting financial rewards should be apportioned accordingly.

Shareholders, and their elected representatives, need to begin actively challenging, and not simply accepting, the glib assertion that it is "competitive factors" rather than the concurrent actions of similarly-situated executives that may have so greatly altered today's nationwide executive compensation levels. We need to probe far more vigorously into the future consequences of a reward system that differs so profoundly from the one that has propelled both our company and our country to greatness. And we must make absolutely certain that the present highly inflated levels of lifetime so-called "pension" benefits for former executives are truly serving the long term best interests of shareholders, employees and the great many other constituencies that are being so dramatically impacted by these practices.

Very truly yours,

Robert W. Hartnagel
7605 Carta Valley Drive
Dallas, TX 75248

Expansion of longevity-based pension benefit entitlement

1984-85 Formula

Assumed Average Annual Salary for Five-Year Period Preceding Retirement	Annual Trusteed Benefits for Years of Service Indicated*			
	25 Years	30 Years	35 Years	40 Years
$	$	$	$	$
25,000	6,250 25%	7,500	8,750 35%	10,000 40%
50,000	12,500	15,000	17,500	20,000
100,000	25,000	30,000	35,000	40,000
150,000	37,500	45,000	52,500	60,000
200,000	50,000	60,000	70,000	80,000
300,000	75,000	90,000	105,000	110,000
400,000	100,000	110,000	110,000	110,000
440,000 or above	110,000	110,000	110,000	110,000 25%

1985-86 Formula

Assumed Average Annual Salary for Five-Year Period Preceding Retirement (b)	Annual Part A and Part B Supplementary Benefits For Years Of Service Indicated (a)		
	25 Years	35 Years	45 Years
$	$	$	$
200,000	31% 62,700	50% 100,150	69% 138,250
400,000	126,775	202,675	280,700
600,000	190,850	305,200	422,950
800,000	254,925	407,725	71% 565,125

1989-90 Formula

Assumed Average Annual Salary For Period Preceding Retirement (a)	Final Average Annual Salary-Related Annual Retirement Benefits (b)			
	30 Years	35 Years	40 Years	45 Years
$	$	$	$	$
300,000	131,950 44%	160,691 54%	189,521 63%	218,351 73%
550,000	244,083	297,402	351,232	405,062
800,000	357,006	434,888	513,718	592,548
1,050,000	470,142	572,587	676,417	780,247

1990-91 Formula

Assumed Average Annual Salary For Period Preceding Retirement (a)	Final Average Annual Salary-Related Total Annual Retirement Benefits (b)			
	30 Years	35 Years	40 Years	45 Years
$	$	$	$	$
250,000	57% 142,642	67% 166,415	76% 190,189	86% 213,962
500,000	292,642	341,415	390,189	438,962
750,000	442,642	516,415	590,189	663,962
1,000,000	592,642	691,415	790,189	888,962 89%

ATTACHMENT B

January 26, 2004

Ms. Jenny R. Machak
General Director-Global Compensation
General Motors Corporation
Mail Code 482-C32-C66
300 Renaissance Center
Detroit, MI 48265

Dear Ms. Machak:

Thank you for your letter dated January 22, 2004, which arrived this afternoon. While the information you provided is useful in certain respects, it omits the type of basic financial data which would permit me, or any other shareholder, to determine for ourselves just whether or not GM has been, as I believe you stated it, "excessive in its pay practices."

Irrespective of whatever acronym is used to describe the particular *form* of incentive payments which are being received by a sharply reduced total number of executives, it would seem to me that it still is the aggregate per-capita dollar amount which is being both generated from GM net income and actually awarded on a year-by-year basis that provides the only meaningful basis for evaluating not only what GM pay practices are, but how they can be compared in either historical or competitive terms.

So that I can decide how to proceed with respect to the shareholder proposal I have submitted, I would be grateful if you would be kind enough to update the (enclosed) numerical overview which was incorporated in the proposal, particularly in the categories which have been highlighted. Also, if the pre-1987 net-earnings-based "bonus pot" formula was replaced by another formula, it would be helpful to know how that formula compares to the prior one, and exactly what maximum limit has now been established by shareholders with respect to the proportion of net earnings which may be directed toward the payment of annual incentive awards.

I also am providing the attached charts and news article for your examination. They provide a somewhat different perspective on whether executive compensation and retirement benefits might reasonably be described as "excessive," particularly when they are viewed in comparison with non-executive salaried employees on a yearly basis during the entire post-restructuring (1983-2003) time period. Since the enclosed (colored) bar chart was generated from my own examination of Annual Report data, it would be helpful as well to have an updated and, if necessary, corrected summary reflecting comparable GM-supplied data.

I apologize for troubling you in this way, however, as long as GM management employees continue to represent to shareholders that compensation practices are not excessive, shareholders are, or should be, entitled to receive meaningful and complete financial data, presented in an understandable way, so it is possible to reach our own conclusion on that point as well.

In summary, I can find nothing of substance in the information you provided that would justify either altering or abandoning the any of the points that were raised in my shareholder proposal. If General Motors is able to provide the specific financial data I have requested, I certainly would be more than willing to make any adjustments that may prove to be in order. Further, if GM believes any particular statement or statements in my proposal are incorrect, I believe it would be appropriate at this point to identify which statement is incorrect and exactly what is incorrect about it.

Finally, I am entirely willing to delay, for the present, any further efforts to address this matter in order to give GM a reasonable opportunity to respond to this request. The generalized assurances you have provided are encouraging and I am hopeful that these additional details can completely resolve this matter.

Very truly yours,



Robert W. Hartnagel
7605 Carta Valley Drive
Dallas, TX 75248

c: Anne T. Larin

(Financial data included in Shareholder Proposal)

Actual GM data applicable to incentive compensation awards BEFORE "restructuring"

Year	($000) Net Income	($000) Bonus Pot	
1976	2,902.8	139.7	
1977	3,237.5	161.0	(1976-79 average # recipients = 6648)
1978	3,508.0	168.4	
1979	2,892.7	133.8	

Actual GM data applicable to incentive pay practices SINCE the start of "restructuring"

Year	Net Income	Bonus Pot	
1983	3,730.2	180.0	
1984	4,516.5	224.1	
1985	3,999.0	218.6	(1983-89 average # recipients = 5145)
1986	2,944.7	169.1	
1987	3,550.9	157.0	
1988	4,856.3	241.7	
1989	4,224.3	238.8	

Data projecting incentive pay based on PRESUMED continuation of historical "bonus pot" funding practices--because Proxy Statements no longer supply total award information

Year	Net Income	Bonus Pot (ESTIMATE ONLY)	
1993	2.465	286.9	
1994	4,901	764.2	
1995	6,881	1.152.1	
1996	4,963	776.2	(Estimated 1993-2000 average # recipients = 3,500)
1997	6,698	1,116.2	
1998	2,956	383.2	
1999	6,092	997.5	
2000	4,452	676.2	
2001	____	____	
2002	____	____	
2003	____	____	

Conclusions: The calculations made in conjunction with submission of this shareholder proposal suggest the following:

1. Total 1983-89 incentive awards: $ **1,414,300,000**
2. **Estimated** total 1999-2002 annual incentive awards: $ **6,152,500,000**
3. Executive head count reduction 1983-2000 = 3,348, (or 50.3% of pre-1983 level)

ATTACHMENT C

1984 BASE YEAR:

HOW HIGH HAVE EXECUTIVE PENSION ENTITLEMENTS "SKYROCKETED?"

Projected "recovery" percentage: 35 vs. 45 yrs. of service	Year	CEO compensation for pension calculation (from proxy statements)	Projected CEO pension benefits: 35 years of service	% increase from base year	45 years of service	% increase from base year
	2004	$ 4,155,500	$ 2,784,500	+7,189 %	$ 3,573,730	+9,227 %
	2003	4,460,600	2,988,602	+7,716 %	3,836.116	+9,905 %
	2002	3,554,333	2,381,403	+6,148 %	3,056,726	+7,892 %
	2001	4,403,300	2,950,210	+7,617 %	3,786,838	+9,777 %
	2000	4,293,000	2,876,310	+7,426 %	3,691,980	+9,532 %
	1999	3,451,000	2,310,170	+5,964 %	2,967,860	+7,663 %
	1998	3,270,000	2,190,900	+5,654 %	2,812,220	+7,261 %
	1997	2,709,583	1,815,420	+4,867 %	2,330,241	+6,016 %
67 / 86 %	1996	1,088,183	729,082	+1,882 %	935,837	+2,416 %
	1995	1,246,677	855,273	+2,208 %	1,072,142	+2,768 %
	1994	1,498,750	1,004,162	+2,592 %	1,288,925	+3,328 %
	1993	973,500	652,245	+1,684 %	837,210	+2,161 %
	1992	1,498,750	1,004,162	+2,592 %	1,288,925	+3,328 %
	1991	2,064,833	1,383,438	+3,572 %	1,775,756	+4,585 %
	1990	883,333	476,999	+1,231 %	644,833	+1,664 %
	1989	793.333	428,399	+1,108 %	579,133	+1,495 %
	1988	721,667	389,700	+1,006 %	526,816	+1,495 %
54 / 73 %	1987	658,333	658,333	+1,699 %	480,583	+1,240 %
	1986	135,933	73,403	+189 %	99,231	+256 %
	1985	166,413	41,603	+107 %		
BASE YEAR	1984	154,919	38,729	(GM's first "restructuring" initiative was publically announced in 1984.)		
	1983	154,919	38,729			
	1982	143,544	35,886			
25 %	1981	92,335	23,083			
	1980	$ 85,000	21,250			

Note: GM's 2003 Proxy Statement (Pg. 21) states as follows: "The Board has delegated to the Committee discretionary authority to grant additional eligible years of credited service to selected key executives under such terms and conditions as the Committee shall determine for purposes of computing regular and alternative forms of (pension benefits) for such executives."

1981 BASE YEAR:

HOW HIGH HAVE EXECUTIVE PENSION ENTITLEMENTS "SKYROCKETED?"

Projected "recovery" percentage: 35 vs. 45 yrs. of service	Year	CEO compensation for pension calculation (from proxy statements)	Projected CEO pension benefits: 35 years of service	% increase from base year	45 years of service	% increase from base year
	2004	$ 4,155,500	$ 2,784,500	+12,062 %	$ 3,573,730	+15,482 %
	2003	4,460,600	2,988,602	+12,947 %	3,836.116	+16,618 %
	2002	3,554,333	2,381,403	+10,316 %	3,056,726	+13,242 %
	2001	4,403,300	2,950,210	+12,780 %	3,786,838	+16,405 %
	2000	4,293,000	2,876,310	+12,460 %	3,691,980	+15,994 %
	1999	3,451,000	2,310,170	+10,008 %	2,967,860	+12,857 %
	1998	3,270,000	2,190,900	+9,495 %	2,812,220	+12,183 %
	1997	2,709,583	1,815,420	+7,864 %	2,330,241	+10,095 %
67 / 86 %	1996	1,088,183	729,082	+3,158 %	935,837	+4,054 %
	1995	1,246,677	855,273	+3,705 %	1,072,142	+4,644 %
	1994	1,498,750	1,004,162	+4,350 %	1,288,925	+5,583 %
	1993	973,500	652,245	+2,825 %	837,210	+3,626 %
	1992	1,498,750	1,004,162	+4,350 %	1,288,925	+5,583 %
	1991	2,064,833	1,383,438	+5,993 %	1,775,756	+3,626 %
	1990	883,333	476,999	+2,066 %	644,833	+5,583 %
	1989	793.333	428,399	+1,855 %	579,133	+2,508 %
	1988	721,667	389,700	+1,688 %	526,816	+2,282 %
54 / 73 %	1987	658,333	658,333	+2,852 %	480,583	+2,081 %
	1986	135,933	73,403	+317 %	99,231	+429 %
	1985	166,413	41,603	+180 %		
	1984	154,919	38,729	+167 %		
	1983	154,919	38,729	+167 %		
25 %	1982	143,544	35,886	+155 %		
BASE YEAR	1981	92,335	23,083			
	1980	$ 85,000	21,250			

Note: GM's 2003 Proxy Statement (Pg. 21) states as follows: "The Board has delegated to the Committee discretionary authority to grant additional eligible years of credited service to selected key executives under such terms and conditions as the Committee shall determine for purposes of computing regular and alternative forms of (pension benefits) for such executives."

EXHIBIT B



8/c

General Motors Corporation
Legal Staff

Facsimile
(313) 665-4979

Telephone
(313) 665-4927

December 16, 2005

BY FEDERAL EXPRESS
Robert W. Hartnagel
7605 Carta Valley Drive
Dallas, TX 75248

Dear Mr. Hartnagel:

General Motors has received your letter dated December 15, 2005 submitting a stockholder proposal for the 2006 Annual Meeting of Stockholders.

According to GM's transfer agent, you are not a record owner of GM stock, so that we are not able to confirm your stock ownership from our records. Please provide us with evidence that your stock ownership satisfies the requirements of Rule 14a-8 (a copy of which is enclosed for your information). The Brokerage Cash Account Activity Summary that you sent with your proposal does not comply with these requirements.

Subsections (2)(i) and (ii) of Question 2 describe the types of evidence that would be acceptable:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have have filed one of those documents with the SEC, you may demonstrate your eligibility by submitting to the company:

A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

MC 482-C23-D24 300 Renaissance Center P.O. Box 300 Detroit, Michigan 48265-3000

B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement;

C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

As stated in Question 6(1) of the enclosed Rule, you must send evidence of your stock ownership that satisfies the rule quoted above no later than 14 days after you receive this letter.

Please direct your letter to me, at the address at the bottom of the first page (including the mail code—MC482-C23-D24).

Sincerely,



Anne T. Larin
Attorney and Assistant Secretary

Enclosure

EXHIBIT C

FedEx Express
Customer Support
Domestic Trace
3875 Airways Boulevard
Module H, 4th Floor
Memphis, TN 38116

U.S. Mail: PO Box 727
Memphis, TN 38194-4643

Telephone 901-369-3600



January 03,2006

TIA TURK
(313) 665-4978

Dear TIA TURK:

Our records reflect the following delivery information for the shipment with the tracking number 674719431083. The package was released as authorized by the shipper/recipient.

Delivery Information:

Released By: 9999999999999

Delivered to: 7605 CARTA VALLEY DR

Delivery Date: December 20, 2005

Delivery Time: 10:25 AM.

Shipping Information:

Shipment Reference Information: 482-C23-D24

Tracking No: 674719431083

Ship Date: December 19, 2005

Shipper: SHIPPING
PBMS / GM CORP WHQ
1600 HOWARD ST
DETROIT, MI 48216
US

Recipient: ROBERT W. HARTNAGEL

7605 CARTA VALLEY DR
DALLAS, TX 75248
US

Thank you for choosing FedEx Express. We look forward to working with you in the future.

FedEx Worldwide Customer Service
1-800-Go-FedEx (1-800-463-3339)
Reference No: R2006010300260516391

This Information is provided subject to the FedEx Service Guide.

EXHIBIT D

Fax transmission

Page One of Two

To: Anne T. Larin, Attorney and Assistant Secretary
General Motors Corporation

Fax Number: (313) 665-4978

Date: January 3, 2006

From: Robert W. Hartnagel

Telephone Number: (972) 233-8090

Message:

In reply to your letter dated December 16, 2005 (which was sent by Federal Express on December 19th, and received by me on December 27th) I am providing the following information:

First, GM's transfer agent is incorrect. As shown in the attached Form 1099-DIV, General Motors has been sending regular quarterly dividend checks, payable to me as registered owner of GM Common Stock, throughout calendar year 2005. (The amounts of these payments and specific account identification data have been deleted to protect my privacy.) As you may be aware, I have been receiving regular quarterly dividend checks, payable to me as registered owner of GM Common Sock, for the past forty consecutive years.

Second, before the expiration of the stated 14-day response period, I will furnish a statement signed by an authorized representative of one of my investment accounts which will provide the disclosure required by Rule 14a-8.

Finally, if, prior to this same response deadline, GM has not supplied the information which was identified in my letter to Nancy E. Polis dated December 15, 2005, I will proceed on the understanding that, as was the case in connection with the previous submission of this same shareholder proposal, the requested response will not be forthcoming.



Robert W. Hartnagel
7605 Carta Valley Drive
Dallas, TX 75248

GM

PAYER'S name, street address, city, state, ZIP code and telephone no.

GENERAL MOTORS CORPORATION
c/o COMPUTERSHARE
P.O. BOX 43009
PROVIDENCE, RI 02940-3009
800-331-9922

IMPORTANT TAX RETURN DOCUMENT ENCLOSED

027097

RECIPIENT'S name, street address, city, state, and ZIP code

ROBERT W HARTNAGEL
7605 CARTA VALLEY DR
DALLAS, TX 75248-3104

☐ CORRECTED (if checked)

Dividends and Distributions

OMB No. 1545-0110

2005

Form 1099-DIV

Copy B For Recipient

This is important tax information and is being furnished to the Internal Revenue Service. If you are required to file a return, a negligence penalty or other sanction may be imposed on you if this income is taxable and the IRS determines that it has not been reported.

1a Total ordinary dividends $	1b Qualified dividends $
2a Total capital gain distr. $ 0.00	2b Unrecap. sec. 1250 gain $ 0.00
2c Section 1202 gain $ 0.00	2d Collectibles (28%) gain $ 0.00
3 Nondividend distributions $ 0.00	4 Federal income tax withheld $ 0.00
5 Investment expenses $ 0.00	6 Foreign tax paid $ 0.00
7 Foreign country or U.S possession	8 Cash liquidation distributions $ 0.00
9 Noncash liquidation distributions $ 0.00	PAYER'S Federal identification number
RECIPIENT'S identification number	Account Number (see instructions)

Form 1099-DIV (keep for your records) EQ9985

GENERAL MOTORS CORPORATION

Account Number: 4750813

Issue	Issue ID	Record Date	Payable Date	Record Date Shares	Dividend Rate	Gross Amount	Tax Withheld	Amount Payable
COMMON	400010	02/11/2005	03/10/2005		$0.50000			
COMMON	400010	05/19/2005	06/10/2005		$0.50000			
COMMON	400010	08/12/2005	09/10/2005		$0.50000			
COMMON	400010	11/10/2005	12/10/2005					

Current Dividend Check Number: 600958368

Year-To-Date Paid

EXHIBIT E

To: Anne T. Lavin

Retransmitting

Page 6

Robert W. Hartwell

Fax transmission

(Also by U.S. Postal Service Certified Mail No. 7004 0750 0003 4667 7130)

To:	Anne T. Larin, Attorney and Assistant Secretary General Motors Corporation
Fax Number:	(313) 665-4978
Date:	January 9, 2006
From:	Robert W. Hartnagel
Telephone Number:	(972) 233-8090

Message:

In response to the request I received on December 27, 2005, I am forwarding the attached letter containing the stock ownership disclosure that is required by Proxy Rule 14a-8 and Division of Corporation Finance Staff Legal Bulletin No. 14. (Please see Attachment A)

In addition, I want to point out the following:

First, as shown in Attachment B, prior to forwarding the requested stock ownership information, I submitted a "generic" inquiry to the Office of the Chief Counsel of the SEC Division of Corporation Finance (DCF) identifying the potential which currently exists for making very different interpretations of the stated language in the publications described above. The response I received on January 6th indicated that the DCF might be willing to reconsider the position it has previously taken with respect to the points addressed in the letter.

Second, there is another ambiguity in the same language which, while not directly identified in that inquiry, is perhaps even more fundamental to my response to the question GM has raised regarding my current stock holdings. It involves the Rule's use of the term "market value" in determining the so-called eligibility or ineligibility of a GM shareholder to have a proposal included in the annual proxy statement.

The "bid, asked and close" quotations reflecting daily trading activity on the major stock exchanges simply show the "market value" of the shares of stock that were actually offered for sale and/or sold on any given trading day. They are by no means a true measure of either the current or potential future value of the vastly larger number of shares that were not offered for sale, or sold, on that or any other day. If even a tiny percentage of those shares had in fact been put up for sale on any single day, the "market value" of all of them obviously would have plunged dramatically.

The pertinent point in the present context, however, is that the only true measure of the "value" of the GM common stock being *held* by me or any other investor is what it would actually bring if and when we ever decide to offer it for sale--and other individuals are willing to purchase it at that price. Until then, the only established "market value" of these investments is and must remain the dollar amount that was paid for them at the time the initial investments were made.

The principle of applying only this standard of measurement up to and including the point of sale is well established in governmental regulatory practice (for example, with respect to the manner in which the IRS computes capital gains). The fact that investors are prohibited from applying any day-to-day fluctuations in stock market quotations in this manner until the point at which an investment is liquidated provides an unmistakable affirmation that they are not considered an appropriate yardstick for assessing *ongoing investment value*.

Finally, the only possible justification I can find for imposing any limitation whatsoever on either the dollar value or duration of any common stock investment presumably would be to insure that any individual wishing to have a shareholder proposal included in a company proxy statement is also willing to make and maintain a reasonable level of financial participation in that company. This objective, however, would not in any way empower the federal government or any other party to either condition or impair that ability on the basis of some unknown and entirely unknowable future fluctuations of a national stock exchange.

Most of all, it is essential to recognize that, in this country, it is the ***owner*** of common stock, and not the government or the stock exchange or General Motors, that has the final authority for determining not only what this stock's "market value" ***is***, but even more importantly ***what it is not***. In this particular instance, that right is protected by two Articles and two Amendments of the Constitution of the United States.

On this basis, I believe the enclosed disclosure complies entirely with the requirements of Proxy Rule 14a-8.

With respect to another pending matter, since General Motors has not responded to the requests for information which were presented in my December 15th letter to Nancy E. Polis, I will proceed on the understanding that, once again, this response will not be forthcoming.



Robert W. Hartnagel

EXHIBIT F

Edward Jones
6959 Arapaho Road
Hillcrest Village Suite 123
Dallas, TX 75248
(972) 661-0111

Kim Petras
Investment Representative

ATTACHMENT A

EdwardJones

January 5, 2006

Robert W. Hartnagel
Acct #[redacted]
7605 Carta Valley Dr
Dallas, TX 75248

Dear Mr. Hartnagel:

As you requested, I am pleased to confirm that Edward Jones is the record holder of General Motors Corporation common stock which is owned by you.

The market value of the General Motors Corporation common stock held in your Edward Jones account in December 2004 was in excess of $2000 and all of the shares have been held continuously since that time.

In addition, the total market value of your investment in General Motors Corporation common stock on December 15, 2005 also was in excess of $2000.

Sincerely,



Kim Petras
Investment Representative

The above information is believed to be reliable, but it is not guaranteed by Edward Jones. Account balances are subject to market fluctuation and client withdrawals.

EXHIBIT G

6939 Arapaho Road
Hillcrest Village Suite 123
Dallas, TX 75248
(972) 661-0111

Investment Representative

ATTACHMENT A

Edward Jones

January 9, 2006

Robert W. Hartnagel
Acct #[redacted]
7605 Carta Valley Dr
Dallas, TX 75248

Dear Mr. Hartnagel:

As you requested, I am pleased to confirm that since December 18, 2003, Edward Jones has been the record holder of General Motors Corporation common stock which is owned by you.

I can also confirm that for the previous twelve-and-one-half month period ending December 31, 2005 the total dollar amount that you have invested into the General Motors Corporation common stock has been in excess of $2,000. Additionally, all shares purchased have been held continuously in your account.

I trust this is the information you needed.

Sincerely,



Kim Petras
Investment Representative

EXHIBIT H

Note to Attachment A

Date: January 9, 2006

To: Anne T. Larin, Attorney and Assistant Secretary
General Motors Corporation

After receiving the Edward Jones verification letter dated January 5, 2006, and a telephone response to my SEC inquiry the following day, I asked for another letter, but *without* the standard disclaimer language that apparently is used on all correspondence generated by the company's branch offices. I also asked my Investment Representative to clarify the period of stock ownership to insure that it reflected a $2,000 ownership period longer than the one specified in Proxy Rule 14a-8.

The revised response was received today (the last day prior to the expiration of the 14-day reply period). While it does delete the disclaimer as I requested, and also clarifies the period of ownership, it entirely omits the final paragraph of the original letter.

I decided to send both letters because, between them, I believe all of the necessary information is covered. If a different presentation of this information is needed, please notify me and possibly I can try again.

Account numbers have been deleted for privacy purposes.



Robert W. Hartnagsl

EXHIBIT I

Attachment B

December 29, 2005

Office of the Chief Counsel, SEC Division of Corporation Finance:

I have a question dealing with the $2,000 market value stock ownership requirement for being considered eligible to have a shareholder proposal included in a company proxy statement. My question is this: If (one year before submitting a proposal) an investor owns stock with a market value in excess of the $2,000 level, and this stock is held continuously for twelve months prior to its submission, does a decrease in the market price of the stock during the intervening twelve month period deprive him of this eligibility IF additional stock has been purchased during that same intervening period which maintains the $2,000 market valuation level of his initial investment?

I have read Rule 14a-8 and also Division of Corporation Finance Staff Legal Bulletin No. 14, but it seems to me the language of both is subject to very different interpretations on this point.

The problem with the more restrictive interpretation (that any stock purchased DURING the twelve month period would NOT meet the "continuously held" standard, and the eligibility would therefore have been destroyed) is that it in effect would impose a requirement on the owner of stock which decreased in market value for essentially FORECASTING the company's future market performance, and also anticipating any possible decline by initially purchasing more than $2,000. No such requirement is placed on investors in companies whose stock increases in value, or stays the same during the twelve month required holding period.

For example, if the stock had dropped fifty percent by the end of this period, an investor would in effect have been required--*twelve months earlier*--to buy $3,000 in stock, rather than $2,000, to have a proposal included in the proxy statement. Conversely, an investor whose stock had increased in value would have no such obligation. This strikes me as discriminatory under the "equal justice" standard. It also requires a level of "clairvoyance" on the part of small, individual investors which, to my knowledge, is nonexistent elsewhere in the investment community.

I understand that, under section C-1(a) of Bulletin No.14, the method used to calculate the minimum market value of a shareholder's investment permits consideration of the market price of securities held on any date within 60 calendar days preceding submission of the proposal. My question again is: Does this calculation include or exclude the value of stocks acquired during the twelve month period?

I am facing an imminent SEC deadline and would be grateful for a prompt reply. Thank you.

Robert W. Hartnagel
Telephone: (972) 233-8090

EXHIBIT J



General Motors Corporation
Legal Staff

Facsimile (313) 665-4979

Telephone (313) 665-4927

January 11, 2006

BY FEDERAL EXPRESS
Robert W. Hartnagel
7605 Carta Valley Drive
Dallas, TX 75248

Dear Mr. Hartnagel:

We have received your letters dated January 3 and January 9 about proof of your ownership of GM stock, to demonstrate your eligibility to submit a stockholder proposal to be included in the proxy material for GM's 2006 Annual Meeting. Based on those responses to our request, I believe that GM may omit your proposal because you did not provide appropriate evidence of the requisite stock ownership within the time period allotted by the proxy rules. Before I write the SEC, however, I wanted to give you an opportunity to tell me if my facts are wrong.

Your January 3 letter stated that you received my December 16 letter requesting evidence of stock ownership on December 27 and would respond within 14 days of that date. GM received your proposal on December 15; my December 16 letter was sent via Federal Express on December 19. Federal Express has given us a copy of their records, which indicate that the letter was delivered to your home at 10:25 a.m. on December 20, and left at your front door. (A copy of Federal Express' letter to us is included.) Question 6 of Rule 14a-8 (which was included in my December 16 letter) states that your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. Accordingly, the last day for sending your evidence of stock ownership seems to have been January 3, unless you can show that Federal Express' proof of delivery is wrong.

Assuming, however, that you received my December 16 letter on December 27 and responded within the requisite time period, it still appears that you have not provided satisfactory evidence of stock ownership. I have tried to piece together information from the two letters from your broker that you furnished, but I hope you'll correct me if I misinterpreted them, since they are not clear. The January 5 letter and the January 9 letter together seem to set forth these facts:

1. The market value of your GM stock in December 2004 was more than $2000.

2. You have continued to hold the stock referred to in item 1.

3. At December 15, 2005, you held GM stock with a total market value of more than $2000.

4. During the 12 and one-half months prior to December 31, 2005 (i.e., from December 15 or 16, 2004 to December 31, 2005), you purchased GM stock for more than $2000.

5. You have continued to hold the stock referred to in item 4.

These letters provide evidence that at some point in December 2004 you owned GM stock with a market value at that time of $2000, you continue to hold those shares, and you acquired additional shares subsequently so that on December 15, 2005 you owned GM stock with a market value of $2000. This, however, is not sufficient to demonstrate that you owned an adequate amount of GM stock—or, indeed, any GM stock—for a year prior to your submission of a proposal on December 15. For example, if you owned $1000 worth of stock on December 20, 2004 and acquired additional stock on December 29, so that you owned more than $2000 worth of stock as of December 31, 2004, I believe your broker's letters would describe your ownership correctly, but you would not be eligible to submit a proposal since you would not have owned $2000 worth of stock for a full 12 months before submitting your proposal on December 15. I understand that this example is probably not factually accurate; I include it to show that the broker's letters that you provided do not verify that at the time you submitted your proposal you had owned at least $2000 worth of stock, as section (2)(ii) of the answer to Question 2 of Rule 14a-8 requires.

Please note that my conclusion that you have not provided adequate evidence of stock ownership does not depend on whether you may rely on additional stock acquired during the past 12 months, so that I am not dealing with the issue you raised with the SEC Staff in your December 29 letter. Similarly, I am not dealing with your point about the inappropriateness of relying on sale prices to determine the value of the stock you own beneficially. I am not conceding these points, but I believe there are other sufficient grounds to omit your proposal.

As you point out, I erred when I stated that the transfer agent said that you were not registered holder of GM stock; its records show that you own one share of stock, not enough to qualify you to submit a proposal under Rule 14a-8. Finally, we do not intend to provide any additional response to your letter of January 26, 2004, since we believe that Ms. Machak addressed your concerns and provided all relevant information in your earlier correspondence with her.

If you wish to correct the description in this letter of the facts you have provided about your stock ownership, please let me know before I contact the SEC to request a no-action letter, at the end of this month. In addition to the matter discussed in this letter, a request to the SEC for a no-action letter relating to your proposal may include other grounds for omission.

Sincerely yours,



Anne T. Larin
Attorney and Assistant Secretary

Enclosure

EXHIBIT K

Fax transmission

To: Anne T. Larin, Attorney and Assistant Secretary
General Motors Corporation

Fax Number: (313) 665-4978

Date: January 12, 2006

From: Robert W. Hartnagel

Telephone Number: (972) 233-8090

Message:

For the following reasons, the objections identified in your letter dated January 11, 2006 are without merit.

Legal service is not deemed to have occurred until receipt of the document has been either properly witnessed or mutually acknowledged. I responded within the requisite 14-day period.

The stock ownership verification I provided meets the disclosure requirements of Rule 14a-8.

I have continuously owned GM common stock for 40 consecutive years in dollar amounts that have varied widely based on the company's financial and other performance.

Ms. Machak's letter dated January 22, 2004 did not respond to the requests I made either then or now.

I would also point out that proxy rules require that, prior to January 10, 2006, I would have received notice of any basis for excluding my proposal that is, or could have been, correctable.



Robert W. Hartnagel

EXHIBIT L

Fax transmission

Page One of Three

To: Anne T. Larin, Attorney and Assistant Secretary
General Motors Corporation

Fax Number: (313) 665-4978

Date: January 17, 2006

From: Robert W. Hartnagel

Telephone Number: (972) 233-8090

Message:

I am forwarding the attached affidavit as a supplement to my previous response to your letter of January 11, 2006.

AFFIDAVIT

On this 17th day of January, 2006, in the city of Dallas, Texas, I, Robert W. Hartnagel, affirm on my oath that the FedEx Express shipment, which is identified in the attached letter dated January 03, 2006 as tracking number 647419431083, was received by me on December 27, 2005.

To signify same, I affix my signature hereto.



Robert W. Hartnagel

SUBSCRIBED AND SWORN before me on this 17th day of January, 2006





Notary

FedEx Express
Customer Support
Domestic Trace
3875 Airways Boulevard
Module H, 4th Floor
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U.S. Mail: PO Box 727
Memphis, TN 38194-4643

Telephone 901-369-3600



January 03,2006

TIA TURK
(313) 665-4978

Dear TIA TURK:

Our records reflect the following delivery information for the shipment with the tracking number 674719431083. The package was released as authorized by the shipper/recipient.

Delivery Information:

Released By:	9999999999999
Delivered to:	7605 CARTA VALLEY DR
Delivery Date:	December 20, 2005
Delivery Time:	10:25 AM

Shipping Information:

Shipment Reference Information: 482-C23-D24

Tracking No:	674719431083	Ship Date:	December 19, 2005
Shipper:	SHIPPING PBMS / GM CORP WHQ 1600 HOWARD ST DETROIT, MI 48216 US	Recipient:	ROBERT W. HARTNAGEL 7605 CARTA VALLEY DR DALLAS, TX 75248 US

Thank you for choosing FedEx Express. We look forward to working with you in the future.

FedEx Worldwide Customer Service
1-800-Go-FedEx (1-800-463-3339)
Reference No: R2006010300260516391

This information is provided subject to the FedEx Service Guide.

EXHIBIT M

Fax transmission

Page One of Four

To:	Anne T. Larin, Attorney and Assistant Secretary General Motors Corporation
Fax Number:	(313) 665-4978
Date:	January 18, 2006
From:	Robert W. Hartnagel
Telephone Number:	(972) 233-8090

Message:	For your information.

Fax transmission

To: Office of the Chief Counsel, SEC Division of Corporation Finance

Fax Number: (202) 772-9201

Date: January 18, 2006

From: Robert W. Hartnagel
7605 Carta Valley Drive
Dallas, TX 75248

Telephone Number: (972) 233-8090

Message:

Dear Sir or Madam:

I was notified that General Motors plans to request a SEC no-action letter dealing with a shareholder proposal I (re)submitted on December 15, 2005.

The purpose of this letter is to request that I be given a reasonable opportunity to respond to GM's objections before the letter is issued.

I am enclosing a copy of my preliminary reply to the objections which have been described to me thus far. I was informed that more will be forthcoming.

Thank you.



Robert W. Hartnagel

C: Anne Larin, Attorney and Assistant Secretary, General Motors Corp.

Fax transmission

To:	Anne T. Larin, Attorney and Assistant Secretary General Motors Corporation
Fax Number:	(313) 665-4978
Date:	January 12, 2006
From:	Robert W. Hartnagel
Telephone Number:	(972) 233-8090

Message:

For the following reasons, the objections identified in your letter dated January 11, 2006 are without merit.

Legal service is not deemed to have occurred until receipt of the document has been either properly witnessed or mutually acknowledged. I responded within the requisite 14-day period.

The stock ownership verification I provided meets the disclosure requirements of Rule 14a-8.

I have continuously owned GM common stock for 40 consecutive years in dollar amounts that have varied widely based on the company's financial and other performance.

Ms. Machak's letter dated January 22, 2004 did not respond to the requests I made either then or now.

I would also point out that proxy rules require that, prior to January 10, 2006, I would have received notice of any basis for excluding my proposal that is, or could have been, correctable.



Robert W. Hartnagel

AFFIDAVIT

On this 17th day of January, 2006, in the city of Dallas, Texas, I, Robert W. Hartnagel, affirm on my oath that the FedEx Express shipment, which is identified in the attached letter dated January 03, 2006 as tracking number 647419431083, was received by me on December 27, 2005.

To signify same, I affix my signature hereto.

Robert W. Hartnagel

SUBSCRIBED AND SWORN before me on this 17th day of January, 2006



Notary

Fax transmission

Page One of One

To: Office of the Chief Counsel, SEC Division of Corporation Finance

Fax Number: (202) 772-9201

Date: February 9, 2006

From: Robert W. Hartnagel
7605 Carta Valley Drive
Dallas, TX 75248

Telephone Number: (972) 233-8090

Message:

Dear Sir or Madam:

This is to advise the SEC Division of Corporation Finance that a copy of the "no-action" request submitted by Ms. Anne Larin on behalf of General Motors Corporation dealing with a shareholder proposal I submitted on December 15, 2005 was received at my residence in Dallas late yesterday afternoon (February 8, 2006).

As I stated in a previous fax communication that was sent to your office on January 18th, I do most certainly intend to respond to GM's no-action request, however, because I am currently away from the city and cannot return to my home until Sunday, February 12th, this response will not be completed until shortly thereafter.

I assure you that my reply will be forwarded promptly, by overnight air express, and I respectfully request that any final disposition of this matter be delayed until I have a reasonable opportunity to identify my reasons for categorically opposing all of the reasons Ms. Lairn has put forward in support of GM's request.

Thank you for any consideration you may be able to provide.

Sincerely,



Robert W. Hartnagel

C: Anne Larin, Attorney and Assistant Secretary, General Motors Corp.

Fax transmission

Page one of twenty four

To: Office of the Chief Counsel, SEC Division of Corporation Finance

Fax Number: (202) 772-9201

Date: February 14, 2006

From: Robert W. Hartnagel
7605 Carta Valley Drive
Dallas, TX 75248

Telephone Number: (972) 233-8090

c: Anne Larin, Attorney and Assistant Secretary, General Motors Corp.

February 14, 2006

U. S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

This is a response by proponent Robert W. Hartnagel to a February 7, 2006 filing by General Motors Corporation seeking a no-action determination dealing with the company's planned exclusion from 2006 proxy materials of a shareholder proposal that was initially submitted on December 19, 2003, and (re)submitted on December 15, 2005. The proposal urges GM shareholders to approve a recommendation to the GM board aimed at halting certain inappropriate compensation practices which are creating skyrocketing lifetime pension entitlements for upper level GM executives. The complete text of this proposal is shown in the highlighted section of pages one and two of Attachment A to the filing submitted by Anne T. Lairn, GM Attorney and Assistant Secretary.

For the following reasons, the allegations advanced by General Motors in support of its filing are without merit:

1. The proposal does not require modification of the GM salaried employee retirement benefit plan:

Contrary to the Ms. Lairn's assertion in the first paragraph of her February 7, 2006 filing, this proposal neither calls for nor requires modification of the retirement plan for GM salaried employees. An identical claim was made in conjunction with the original submission of this proposal, however, Ms. Lairn subsequently acknowledged that the claim was unfounded and her assertion was rescinded. The proposed change can be accomplished entirely within the administrative authority granted to the GM Board by the current retirement plan.

2. The proponent's response to the initial notice of intent to exclude this proposal was faxed to GM within the 14 day period following receipt of this notification:

Ms. Lairn has devoted well over half of her no-action filing to an obviously flawed argument which falsely contends that the proponent did not meet a 14-day response deadline following receipt of formal notification that GM intended to omit the subject proposal. This allegation is based solely on a Federal Express delivery record which in fact proves only that a package was left at my door immediately in advance of the Christmas holiday when my wife and I were not at home.

As an experienced attorney, Ms. Lairn obviously is aware that any ***presumption of receipt*** based solely on a doorstep ***delivery*** record absolutely ***vanishes*** when a sworn statement (See Proponent's Exhibit A) is provided by the addressee directly ***contradicting*** that contention (See Ruiz, 888 S.W.2d at 88). She also knows that a letter which was *written* on December 16th, but not actually *sent* until December 19th, and *delivered* on December 20th--immediately in advance of the peak Christmas holiday travel period--stands an excellent chance of not being *received* until well after Christmas, and in this particular case, on December 27th when the proponent returned home after spending the preceding *eight days* with relatives in a distant state.

Ms. Lairn also knows very well that it is a simple matter to obtain a *signed* acknowledgment of receipt at the time a document is delivered--if indeed that was her purpose. Instead she has simply conjured up a clearly fabricated basis for attempting to justify the exclusion of a shareholder proposal dealing with a subject GM management clearly does not wish to include in the company proxy statement.

The allegation that the proponent failed to comply with the 14-day response deadline is completely without merit. GM's notice of an intent to exclude this proposal was ***received*** on December 27, 2005 and the required reply was forwarded by facsimile transmission thirteen days later on January 9, 2006.

3. The stock ownership certification the proponent has provided is in full compliance with the express requirements of Proxy Rule 14a-8:

Under usual circumstances, the requirements set forth in Rule 14a-8 seem simple and straightforward. They provide that, to be eligible to have a proposal published in the proxy statement, a shareholder must purchase at least $2,000 of the company's common stock and continue to hold that stock for one year prior to submitting a shareholder proposal.

When the stock price literally "tanks" over the course of that year, however, it quickly becomes apparent that the actual requirements imposed by rule, or more specifically, by subsequent interpretations of the meaning of its specifications, are not simple at all. Upon closer examination, certain fundamental ambiguities in the stated terminology of Rule 14a-8 are brought into play, and the major decline in the stock's daily market price actually becomes the primary determining factor in assessing the extent to which a shareholder may properly be considered to have met, or failed to meet, the ownership obligations the rule imposes.

For this reason, it is important to recognize that, during calendar year 2005, the daily NYSE closing price of GM common stock ***dropped more than fifty percent***, and it continues to languish close to that same level. Several of the highly pertinent questions that arose as a direct result of this decline are identified in Proponent's Exhibits B and C. Briefly, they involve the particular meanings that are accorded to the terms "market value" and "continuously" as they are currently used in the context of this rule.

Without attempting any detailed discussion of these considerations beyond what is presented in these two attachments, for the particular purposes of this letter, I will simply point out that: (1) While term "market value" obviously could be interpreted as imposing a requirement for anticipating price fluctuations which occur subsequent to the initial required $2,000 investment, doing so actually places an unreasonable burden on (particularly small) investors. In effect, it is much like being required to "win" a race without knowing where the finish line is; (2) When it is also necessary to concurrently comply with a requirement for "continuously" maintaining that same market price valuation of the initial investment--but without being able to purchase any "new" stock to do so--the burden becomes impossible to meet.

After carefully considering the combined effect of these requirements, the proponent's eventual conclusion was that the only reasonable way anyone who is faced with meeting both a $2,000 minimum ownership and continuous market value burden can do so--in concert with a dramatically declining stock market price--is to interpret Rule 14a-8 in the way I am convinced it was initially intended, i.e., that as a minimum requirement for having a shareholder proposal included in a proxy statement, an individual must make (at least) a $2,000 investment in the company's common stock, and then hold *that stock* for at least one year prior to properly submitting the proposal. Period. It is admittedly a less onerous burden, and yet one which appears at least slightly more "constitutionally permissible" than what currently results from the prevailing interplay of the "market value" and "continuously" standards.

Where a First Amendment right of expressive speech is implicated, and where an alternative channel of communication between shareholders is not otherwise available to permit an exchange of information prior to the granting of proxies on issues which are important to the future success of the enterprise, the imposition of an economic-based limitation on a shareholder's access to that solitary communication channel creates, at the very least, a governmental duty to utilize the *least intrusive means* of imposing that limitation. In other words, the state must confine itself to those measures which are narrowly tailored to further its compelling interests. In this case, that would seem to be the particular duty that is reflected in the underlined statement above.

During the twelve month period preceding the resubmission of this proposal, the proponent not only complied fully with this "least intrusive" ownership requirement of Rule 14a-8, but in the face of an ongoing deterioration in the company's financial condition and outlook, he also proceeded to invest an additional $1,000 in a good faith effort to meet the same "impossible" obligation identified above. Again, contrary to Ms. Larin's allegations, the documents which were submitted--in an entirely timely manner--by both me and my investment broker support this conclusion beyond any question whatsoever. Specifically, my position regarding the stock ownership disclosure that is required by Proxy Rule 14a-8 is as follows:

(a.) The ownership requirement set forth in the Proxy Rule that was supplied to the proponent by General Motors states, "In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value...for at least one year by the date you submit the proposal."

(b.) For the reasons presented in Proponent's Exhibit B, NYSE daily market price quotations and fluctuations are essentially ***irrelevant*** to shares which have been neither offered for sale or sold.

(c.) In addition, as described in Proponent's Exhibit C, the only real "market value" that can be properly assigned to shares which have been neither offered for sale or sold is the price that was paid for them at the time they were acquired.

(d.) The subject shareholder proposal was submitted to GM on December 15, 2005; therefore, the relevant twelve month ownership period preceding the submission commenced on **December 16, 2004** and continued through the date of submission.

(e.) The Edward Jones stock ownership certification dated January 9, 2006 (Please see Proponent's Exhibit D) which was supplied to GM within the requisite 14-day response period states as follows:

> "I can also confirm that for the previous twelve and one-half month period ending December 31, 2005 the total dollar amount that you have invested into the General Motors Corporation common stock has been in excessive of $2,000. Additionally, all shared purchased have been held continuously in your account."

As clearly shown in Proponent's Exhibit E, ***the twelve and one-half month time period identified above spans the entire "relevant" ownership period identified in item (d).*** This certification establishes beyond any possible question that the total dollar amount invested in the proponent's Edward Jones account was ***in excess of*** the $2,000 minimum amount identified in item (a) above. The last line of the same certification letter also confirms that the required ownership has continued ***without interruption*** throughout the entire relevant time period.

(f.) While the proponent is aware that the ownership requirements set forth in CF Legal Staff Bulletin No. 14A, incorporate a very different standard for establishing the necessary level of stock ownership, the telephone response I received to my December 29, 2005 inquiry to the Division of Corporation Finance (Proponent's Exhibit B) indicated that the current "market value" standard might be reconsidered. As was explained in the "Note to Attachment A" (See Proponent's Exhibit F) which was supplied to Ms. Laim, along with the earlier certification letter from Edward Jones (Proponent's Exhibit G) that was received before the Division responded to my question, the uncertainty regarding the possible outcome of this reevaluation made it very difficult to know what information to request from my broker then, and just as difficult to know now just what I should provide in response to GM's filing.

In the event the present "market value" ownership eligibility criteria is retained, however, I want to emphasize that the ***five*** stock ownership verification documents that were submitted to GM (See Proponent's Exhibits D through H), taken together, conclusively establish that the proponent has met every existing "market value" and "continuity" requirement as well. In the event a full explanation describing exactly how the interplay of these documents supports this conclusion, I respectfully request that I be given a reasonable opportunity to provide it.

4. This proposal may not properly be excluded on the basis of the "ordinary business operations" objection GM has asserted:

Omission of this proposal under Rule 14a-8(i)(7) is not appropriate based on the guidelines set forth in CF Legal Staff Bulletin No. 14A, dated July 12, 2002, which states:

> "The fact that a proposal relates to ordinary business matters does not conclusively establish that a company may exclude the proposal from its proxy materials. As the Commission has stated in Exchange Act Release No. 40018, proposals that relate to ordinary business matters but that focus on "sufficiently significant social policy issues...would not be considered to be excludable because the proposals would transcend the day-to-day business matters."

The subject proposal addresses precisely this kind of highly important, timely and increasingly visible public policy issue which justifies application of such an exception. The central issue addressed in this proposal concerns the creation of unwarranted and unduly inflated levels of executive compensation and benefit entitlements through the repeated use of material proxy statement omissions and/or deceptions. These inflated compensation payments subsequently are becoming translated into so-called "voluntary" individual contributions to company PAC mechanisms which in turn are being used to create a major impact on government operations for the benefit of those who control major corporations and with increasing frequency to the detriment of the general public. To further describe the special significance of these public policy considerations, key excerpts from previous correspondence with the Securities and Exchange Commission are included as Proponent's Exhibit I.

The same CF Legal Staff Bulletin also rejects the use of a Rule 14a-8(i)(7) exclusion within the context of an ***equity compensation plan*** which is not applicable to the general workforce. Contrary to Ms. Lairn's assertion, the bonus plan incentive compensation payments addressed here are solely applicable to upper level GM managers as opposed to the general workforce. Because these payments frequently are payable in both common stock and cash, the announced exclusion clearly would be inappropriate on this basis as well. Ms. Lairn's stated objection is invalid.

In conclusion, I want to offer one final observation: A proxy statement is a special kind of "forum" for a variety of First Amendment activities. Not only is that forum based on "pure" speech, in truth it is more than pure speech, since it is speech advocating the use of a voting right to effect fundamental change for the purpose of the preservation of all rights, and it is therefore the very "essence of First Amendment expression." See Clark v. United States at 406. It also serves as a rallying point for people to band together to express their ideas collectively, and thereby involves freedom of association. (Citizens Against Rent Control/Coalition for Fair Housing v. Berkeley, 425 U.S. 668 (1976) While the SEC could have a valid right to apply an economic standard for restricting participation in this forum by a single "class" of small, individual shareholders, that restriction must be narrowly tailored and minimally intrusive on the right of free expression. Current practice simply does not meet this requirement.

Perhaps the most troubling eventuality of all, however, is the potential that exists for suddenly discovering that some new and unforeseen interpretation of **Proxy Rule 14a-8** has been adopted which ironically ***justifies*** the exclusion of a shareholder proposal that is specifically aimed at halting a deliberate and long-standing violation of **Proxy Rule 14a-9(a)**. Hopefully, this will not happen, and the Division's "informal" consideration of the arguments the proponent has provided will instead "appear to provide some basis" for ***rejecting*** GM's no-action request and ***withholding*** SEC approval of the inappropriate--and very costly--shareholder communication practices that are creating the outrageous executive pension benefit entitlements this proposal is intended to address.

Thank you for considering this response.

Sincerely,



Robert W. Hartnagel
7605 Carta Valley Drive
Dallas, TX 75248
(972) 233-8090

c: Anne Larin, Attorney and Assistant Secretary, General Motors Corp.

Proponent's Exhibit A

AFFIDAVIT

On this 17th day of January, 2006, in the city of Dallas, Texas, I, Robert W. Hartnagel, affirm on my oath that the FedEx Express shipment, which is identified in the attached letter dated January 03, 2006 as tracking number 647419431083, was received by me on December 27, 2005.

To signify same, I affix my signature hereto.



Robert W. Hartnagel

SUBSCRIBED AND SWORN before me on this 17th day of January, 2006



Notary



Proponent's Exhibit B

December 29, 2005

To: Office of the Chief Counsel, SEC Division of Corporation Finance:

I have a question dealing with the $2,000 market value stock ownership requirement for being considered eligible to have a shareholder proposal included in a company proxy statement. My question is this: If (one year before submitting a proposal) an investor owns stock with a market value in excess of the $2,000 level, and this stock is held continuously for twelve months prior to its submission, does a decrease in the market price of the stock during the intervening twelve month period deprive him of this eligibility IF additional stock has been purchased during that same intervening period which maintains the $2,000 market valuation level of his initial investment?

I have read Rule 14a-8 and also Division of Corporation Finance Staff Legal Bulletin No. 14, but it seems to me the language of both is subject to very different interpretations on this point.

The problem with the more restrictive interpretation (that any stock purchased DURING the twelve month period would NOT meet the "continuously held" standard, and the eligibility would therefore have been destroyed) is that it in effect would impose a requirement on the owner of stock which decreased in market value for essentially FORECASTING the company's future market performance, and also anticipating any possible decline by initially purchasing more than $2,000. No such requirement is placed on investors in companies whose stock increases in value, or stays the same during the twelve month required holding period.

For example, if the stock had dropped fifty percent by the end of this period, an investor would in effect have been required--*twelve months earlier*--to buy $3,000 in stock, rather than $2,000, to have a proposal included in the proxy statement. Conversely, an investor whose stock had increased in value would have no such obligation. This strikes me as discriminatory under the "equal justice" standard. It also requires a level of "clairvoyance" on the part of small, individual investors which, to my knowledge, is nonexistent elsewhere in the investment community.

I understand that, under section C-1(a) of Bulletin No.14, the method used to calculate the minimum market value of a shareholder's investment permits consideration of the market price of securities held on any date within 60 calendar days preceding submission of the proposal. My question again is: Does this calculation include or exclude the value of stocks acquired during the twelve month period?

I am facing an imminent SEC deadline and would be grateful for a prompt reply. Thank you.

Robert W. Hartnagel
Telephone: (972) 233-8090

Proponent's Exhibit C

Fax transmission

To: Anne T. Larin, Attorney and Assistant Secretary
General Motors Corporation

Fax Number: (313) 665-4978

Date: January 9, 2006

From: Robert W. Hartnagel

Telephone Number: (972) 233-8090

Message:

In response to the request I received on December 27, 2005, I am forwarding the attached letter containing the stock ownership disclosure that is required by Proxy Rule 14a-8 and Division of Corporation Finance Staff Legal Bulletin No. 14. (Please see Attachment A)

In addition, I want to point out the following:

First, as shown in Attachment B, prior to forwarding the requested stock ownership information, I submitted a "generic" inquiry to the Office of the Chief Counsel of the SEC Division of Corporation Finance (DCF) identifying the potential which currently exists for making very different interpretations of the stated language in the publications described above. The response I received on January 6th indicated that the DCF might be willing to reconsider the position it has previously taken with respect to the points addressed in the letter.

Second, there is another ambiguity in the same language which, while not directly identified in that inquiry, is perhaps even more fundamental to my response to the question GM has raised regarding my current stock holdings. It involves the Rule's use of the term "market value" in determining the so-called eligibility or ineligibility of a GM shareholder to have a proposal included in the annual proxy statement.

The "bid, asked and close" quotations reflecting daily trading activity on the major stock exchanges simply show the "market value" of the shares of stock that were actually offered for sale and/or sold on any given trading day. They are by no means a true measure of either the current or potential future value of the vastly larger number of shares that were not offered for sale, or sold, on that or any other day. If even a tiny percentage of those shares had in fact been put up for sale on any single day, the "market value" of all of them obviously would have plunged dramatically.

The pertinent point in the present context, however, is that the only true measure of the "value" of the GM common stock being *held* by me or any other investor is what it would actually bring if and when we ever decide to offer it for sale--and other individuals are willing to purchase it at that price. Until then, the only established "market value" of these investments is and must remain the dollar amount that was paid for them at the time the initial investments were made.

The principle of applying only this standard of measurement up to and including the point of sale is well established in governmental regulatory practice (for example, with respect to the manner in which the IRS computes capital gains). The fact that investors are prohibited from applying any day-to-day fluctuations in stock market quotations in this manner until the point at which an investment is liquidated provides an unmistakable affirmation that they are not considered an appropriate yardstick for assessing *ongoing investment value*.

Finally, the only possible justification I can find for imposing any limitation whatsoever on either the dollar value or duration of any common stock investment presumably would be to insure that any individual wishing to have a shareholder proposal included in a company proxy statement is also willing to make and maintain a reasonable level of financial participation in that company. This objective, however, would not in any way empower the federal government or any other party to either condition or impair that ability on the basis of some unknown and entirely unknowable future fluctuations of a national stock exchange.

Most of all, it is essential to recognize that, in this country, it is the ***owner*** of common stock, and not the government or the stock exchange or General Motors, that has the final authority for determining not only what this stock's "market value" ***is***, but even more importantly ***what it is not***. In this particular instance, that right is protected by two Articles and two Amendments of the Constitution of the United States.

On this basis, I believe the enclosed disclosure complies entirely with the requirements of Proxy Rule 14a-8.

With respect to another pending matter, since General Motors has not responded to the requests for information which were presented in my December 15th letter to Nancy E. Polis, I will proceed on the understanding that, once again, this response will not be forthcoming.

Robert W. Hartnagel

6959 Arapaho Road
Hillcrest Village Suite 123
Dallas, TX 75248
(972) 661-0111

Investment Representative

EdwardJones

Proponent's Exhibit D

January 9, 2006

Robert W. Hartnagel
Acct #[redacted]
7605 Carta Valley Dr
Dallas, TX 75248

Dear Mr. Hartnagel:

As you requested, I am pleased to confirm that since December 18, 2003; Edward Jones has been the record holder of General Motors Corporation common stock which is owned by you.

I can also confirm that for the previous twelve-and-one-half month period ending December 31, 2005 the total dollar amount that you have invested into the General Motors Corporation common stock has been in excess of $2,000. Additionally, all shares purchased have been held continuously in your account.

I trust this is the information you needed.

Sincerely,



Kim Petras
Investment Representative

Proponent's Exhibit E

R. W. Hartnagel investment account:

$2,000+ GM common stock ownership period

certified by Edward Jones, holder of record

2004	S	M	T	W	T	F	S
AN	—	—	—	—	1	2	3
	4	5	6	7	8	9	10
	11	12	13	14	15	16	17
	18	19	20	21	22	23	24
	25	26	27	28	29	30	31
EB	1	2	3	4	5	6	7
	8	9	10	11	12	13	14
	15	16	17	18	19	20	21
	22	23	24	25	26	27	28
	29	—	—	—	—	—	—
AR		1	2	3	4	5	6
	7	8	9	10	11	12	13
	14	15	16	17	18	19	20
	21	22	23	24	25	26	27
	28	29	30	31	—	—	—
PR	—	—	—	—	1	2	3
	4	5	6	7	8	9	10
	11	12	13	14	15	16	17
	18	19	20	21	22	23	24
	25	26	27	28	29	30	—
AY	—	—	—	—	—	—	1
	2	3	4	5	6	7	8
	9	10	11	12	13	14	15
	16	17	18	19	20	21	22
	23	24	25	26	27	28	29
	30	31					
JN	—	—	1	2	3	4	5
	6	7	8	9	10	11	12
	13	14	15	16	17	18	19
	20	21	22	23	24	25	26
	27	28	29	30	—	—	—
JUL	—	—	—	—	1	2	3
	4	5	6	7	8	9	10
	11	12	13	14	15	16	17
	18	19	20	21	22	23	24
	25	26	27	28	29	30	31
AUG	1	2	3	4	5	6	7
	8	9	10	11	12	13	14
	15	16	17	18	19	20	21
	22	23	24	25	26	27	28
	29	30	31	—	—	—	—
SEP	—	—	—	1	2	3	4
	5	6	7	8	9	10	11
	12	13	14	15	16	17	18
	19	20	21	22	23	24	25
	26	27	28	29	30	—	—
OCT	—	—	—	—	—	1	2
	3	4	5	6	7	8	9
	10	11	12	13	14	15	16
	17	18	19	20	21	22	23
	24	25	26	27	28	29	30
	31	—	—	—	—	—	—
NOV	—	1	2	3	4	5	6
	7	8	9	10	11	12	13
	14	15	16	17	18	19	20
	21	22	23	24	25	26	27
	28	29	30	—	—	—	—
DEC	—	—	—	1	2	3	4
	5	6	7	8	9	10	11
	12	13	14	15	X	~~17~~	~~18~~
	~~19~~	~~20~~	~~21~~	~~22~~	~~23~~	~~24~~	~~25~~
	~~26~~	~~27~~	~~28~~	~~29~~	~~30~~	~~31~~	—

2005	S	M	T	W	T	F	S
JAN	—	—	—	—	—	—	~~1~~
	~~2~~	~~3~~	~~4~~	~~5~~	~~6~~	~~7~~	~~8~~
	~~9~~	~~10~~	~~11~~	~~12~~	~~13~~	~~14~~	~~15~~
	~~16~~	~~17~~	~~18~~	~~19~~	~~20~~	~~21~~	~~22~~
	~~23~~	~~24~~	~~25~~	~~26~~	~~27~~	~~28~~	~~29~~
	~~30~~	~~31~~	—	—	—	—	—
FEB	—	—	~~1~~	~~2~~	~~3~~	~~4~~	~~5~~
	~~6~~	~~7~~	~~8~~	~~9~~	~~10~~	~~11~~	~~12~~
	~~13~~	~~14~~	~~15~~	~~16~~	~~17~~	~~18~~	~~19~~
	~~20~~	~~21~~	~~22~~	~~23~~	~~24~~	~~25~~	~~26~~
	~~27~~	~~28~~	—	—	—	—	—
MAR	—	—	~~1~~	~~2~~	~~3~~	~~4~~	~~5~~
	~~6~~	~~7~~	~~8~~	~~9~~	~~10~~	~~11~~	~~12~~
	~~13~~	~~14~~	~~15~~	~~16~~	~~17~~	~~18~~	~~19~~
	~~20~~	~~21~~	~~22~~	~~23~~	~~24~~	~~25~~	~~26~~
	~~27~~	~~28~~	~~29~~	~~30~~	~~31~~	—	—
APR	—	—	—	—	—	~~1~~	~~2~~
	~~3~~	~~4~~	~~5~~	~~6~~	~~7~~	~~8~~	~~9~~
	~~10~~	~~11~~	~~12~~	~~13~~	~~14~~	~~15~~	~~16~~
	~~17~~	~~18~~	~~19~~	~~20~~	~~21~~	~~22~~	~~23~~
	~~24~~	~~25~~	~~26~~	~~27~~	~~28~~	~~29~~	~~30~~
MAY	~~1~~	~~2~~	~~3~~	~~4~~	~~5~~	~~6~~	~~7~~
	~~8~~	~~9~~	~~10~~	~~11~~	~~12~~	~~13~~	~~14~~
	~~15~~	~~16~~	~~17~~	~~18~~	~~19~~	~~20~~	~~21~~
	~~22~~	~~23~~	~~24~~	~~25~~	~~26~~	~~27~~	~~28~~
	~~29~~	~~30~~	~~31~~	—	—	—	—
JUN	—	—	—	~~1~~	~~2~~	~~3~~	~~4~~
	~~5~~	~~6~~	~~7~~	~~8~~	~~9~~	~~10~~	~~11~~
	~~12~~	~~13~~	~~14~~	~~15~~	~~16~~	~~17~~	~~18~~
	~~19~~	~~20~~	~~21~~	~~22~~	~~23~~	~~24~~	~~25~~
	~~26~~	~~27~~	~~28~~	~~29~~	~~30~~	—	—
JUL	—	—	—	—	—	~~1~~	~~2~~
	~~3~~	~~4~~	~~5~~	~~6~~	~~7~~	~~8~~	~~9~~
	~~10~~	~~11~~	~~12~~	~~13~~	~~14~~	~~15~~	~~16~~
	~~17~~	~~18~~	~~19~~	~~20~~	~~21~~	~~22~~	~~23~~
	~~24~~	~~25~~	~~26~~	~~27~~	~~28~~	~~29~~	~~30~~
	~~31~~	—	—	—	—	—	—
AUG	—	~~1~~	~~2~~	~~3~~	~~4~~	~~5~~	~~6~~
	~~7~~	~~8~~	~~9~~	~~10~~	~~11~~	~~12~~	~~13~~
	~~14~~	~~15~~	~~16~~	~~17~~	~~18~~	~~19~~	~~20~~
	~~21~~	~~22~~	~~23~~	~~24~~	~~25~~	~~26~~	~~27~~
	~~28~~	~~29~~	~~30~~	~~31~~	—	—	—
SEP	—	—	—	—	~~1~~	~~2~~	~~3~~
	~~4~~	~~5~~	~~6~~	~~7~~	~~8~~	~~9~~	~~10~~
	~~11~~	~~12~~	~~13~~	~~14~~	~~15~~	~~16~~	~~17~~
	~~18~~	~~19~~	~~20~~	~~21~~	~~22~~	~~23~~	~~24~~
	~~25~~	~~26~~	~~27~~	~~28~~	~~29~~	~~30~~	—
OCT	—	—	—	—	—	—	~~1~~
	~~2~~	~~3~~	~~4~~	~~5~~	~~6~~	~~7~~	~~8~~
	~~9~~	~~10~~	~~11~~	~~12~~	~~13~~	~~14~~	~~15~~
	~~16~~	~~17~~	~~18~~	~~19~~	~~20~~	~~21~~	~~22~~
	~~23~~	~~24~~	~~25~~	~~26~~	~~27~~	~~28~~	~~29~~
	~~30~~	~~31~~	—	—	—	—	—
NOV	—	—	~~1~~	~~2~~	~~3~~	~~4~~	~~5~~
	~~6~~	~~7~~	~~8~~	~~9~~	~~10~~	~~11~~	~~12~~
	~~13~~	~~14~~	~~15~~	~~16~~	~~17~~	~~18~~	~~19~~
	~~20~~	~~21~~	~~22~~	~~23~~	~~24~~	~~25~~	~~26~~
	~~27~~	~~28~~	~~29~~	~~30~~	—	—	—
DEC	—	—	—	—	~~1~~	~~2~~	~~3~~
	~~4~~	~~5~~	~~6~~	~~7~~	~~8~~	~~9~~	~~10~~
	~~11~~	~~12~~	~~13~~	~~14~~	X	16	17
	18	19	20	21	22	23	24
	25	26	27	28	29	30	31

½ month

11 ½ months

½ month

12 ½ months

Proponent's Exhibit F

Note to Attachment A

Date: January 9, 2006

To: Anne T. Larin, Attorney and Assistant Secretary
General Motors Corporation

After receiving the Edward Jones verification letter dated January 5, 2006, and a telephone response to my SEC inquiry the following day, I asked for another letter, but *without* the standard disclaimer language that apparently is used on all correspondence generated by the company's branch offices. I also asked my Investment Representative to clarify the period of stock ownership to insure that it reflected a $2,000 ownership period longer than the one specified in Proxy Rule 14a-8.

The revised response was received today (the last day prior to the expiration of the 14-day reply period). While it does delete the disclaimer as I requested, and also clarifies the period of ownership, it entirely omits the final paragraph of the original letter.

I decided to send both letters because, between them, I believe all of the necessary information is covered. If a different presentation of this information is needed, please notify me and possibly I can try again.

Account numbers have been deleted for privacy purposes.

Robert W. Hartnagsl

Edward Jones
6959 Arapaho Road
Hillcrest Village Suite 123
Dallas, TX 75248
(972) 661-0111

Kim Petras
Investment Representative

Proponent's Exhibit G

Edward Jones

January 5, 2006

Robert W. Hartnagel
Acct #[redacted]
7605 Carta Valley Dr
Dallas, TX 75248

Dear Mr. Hartnagel:

As you requested, I am pleased to confirm that Edward Jones is the record holder of General Motors Corporation common stock which is owned by you.

The market value of the General Motors Corporation common stock held in your Edward Jones account in December 2004 was in excess of $2000 and all of the shares have been held continuously since that time.

In addition, the total market value of your investment in General Motors Corporation common stock on December 15, 2005 also was in excess of $2000.

Sincerely,



Kim Petras
Investment Representative

The above information is believed to be reliable, but it is not guaranteed by Edward Jones. Account balances are subject to market fluctuation and client withdrawals.

Proponent's Exhibit H

Fax transmission

To: Anne T. Larin, Attorney and Assistant Secretary
General Motors Corporation

Fax Number: (313) 665-4978

Date: January 3, 2006

From: Robert W. Hartnagel

Telephone Number: (972) 233-8090

Message:

In reply to your letter dated December 16, 2005 (which was sent by Federal Express on December 19th, and received by me on December 27th) I am providing the following information:

First, GM's transfer agent is incorrect. As shown in the attached Form 1099-DIV, General Motors has been sending regular quarterly dividend checks, payable to me as registered owner of GM Common Stock, throughout calendar year 2005. (The amounts of these payments and specific account identification data have been deleted to protect my privacy.) As you may be aware, I have been receiving regular quarterly dividend checks, payable to me as registered owner of GM Common Sock, for the past forty consecutive years.

Second, before the expiration of the stated 14-day response period, I will furnish a statement signed by an authorized representative of one of my investment accounts which will provide the disclosure required by Rule 14a-8.

Finally, if, prior to this same response deadline, GM has not supplied the information which was identified in my letter to Nancy E. Polis dated December 15, 2005, I will proceed on the understanding that, as was the case in connection with the previous submission of this same shareholder proposal, the requested response will not be forthcoming.



Robert W. Hartnagel
7605 Carta Valley Drive
Dallas, TX 75248

GM

PAYER'S name, street address, city, state, ZIP code and telephone no.

GENERAL MOTORS CORPORATION
c/o COMPUTERSHARE
P.O. BOX 43009
PROVIDENCE, RI 02940-3009
800-331-9922

IMPORTANT TAX RETURN DOCUMENT ENCLOSED

027097

RECIPIENT'S name, street address, city, state, and ZIP code

ROBERT W HARTNAGEL
7605 CARTA VALLEY DR
DALLAS, TX 75248-3104

☐ CORRECTED (if checked)

Dividends and Distributions

OMB No. 1545-0110

2005

Form **1099-DIV**

Copy B For Recipient

This is important tax information and is being furnished to the Internal Revenue Service. If you are required to file a return, a negligence penalty or other sanction may be imposed on you if this income is taxable and the IRS determines that it has not been reported.

1a Total ordinary dividends $ [redacted]	1b Qualified dividends $ [redacted]
2a Total capital gain distr. $ 0.00	2b Unrecap. sec. 1250 gain $ 0.00
2c Section 1202 gain $ 0.00	2d Collectibles (28%) gain $ 0.00
3 Nondividend distributions $ 0.00	4 Federal income tax withheld $ 0.00
5 Investment expenses $ 0.00	6 Foreign tax paid $ 0.00
7 Foreign country or U.S possession	8 Cash liquidation distributions $ 0.00
9 Noncash liquidation distributions $ 0.00	PAYER'S Federal identification number [redacted]
RECIPIENT'S identification number [redacted]	Account Number (see instructions) [redacted]

EQ8985

Form 1099-DIV (keep for your records)

GENERAL MOTORS CORPORATION

Account Number: 4750813

Issue	Issue ID	Record Date	Payable Date	Record Date Shares	Dividend Rate	Gross Amount	Tax Withheld	Amount Payable
COMMON	400010	02/11/2005	03/10/2005	[redacted]	$0.50000	[redacted]	[redacted]	[redacted]
COMMON	400010	05/19/2005	06/10/2005	[redacted]	$0.50000	[redacted]	[redacted]	[redacted]
COMMON	400010	08/12/2005	09/10/2005	[redacted]	$0.50000	[redacted]	[redacted]	[redacted]
COMMON	400010	11/10/2005	12/10/2005	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]

Current Dividend Check Number: 600956368

Year-To-Date Paid [redacted]

Robert W. Hartnagel Brokerage Cash Account Activity Summary

(as of December 15, 2005)

GM 1 2/3 Par Common Stock ONLY

Total amount invested since December 1, 2004	$3,442
Account withdrawals since December 1, 2004	none
Current market value of GM Common Stock	$2,233
Number of shares held	100
Market value of account on January 1, 2005	$2,002
Gain/loss from December 1, 2004 to present	- 35 %

I certify under oath that the above information is correct.



Robert W. Hartnagel

SUBSCRIBED AND SWORN before me on this 15th day of December, 2005



Notary



Proponent's Exhibit I

KEY EXCERPTS FROM 2004-05 CORRESPONDENCE WITH THE SEC CONCERNING GM'S EXCLUSION OF RWH STOCKHOLDER PROPOSAL

May 3, 2004, RWH letter to Jonathan Katz, Secretary, Securities and Exchange Commission:

..."The excluded proposal is aimed at controlling the skyrocketing pension entitlements of General Motors executives. As the correspondence described above has explained, these inflated pension entitlements have been created on the basis of a long-standing pattern of shareholder deception and proxy statement slight-of-hand. Because similar practices have also been adopted by the management of other major American corporations, the resulting nationwide "phenomenon" of grossly disproportionate and excessive executive compensation entitlements now has become one of the most important public policy issues this nation has ever faced.

This is due in large part to the fact that the same inflated annual bonuses corporate executives routinely receive subsequently are creating a "turnaround factor" which effectively funnels massive amounts of corporate resources directly into substantial and recurring so-called "voluntary" individual contributions to corporate Political Action Committees. The enormous aggregate influence these PAC contributions are generating has in turn significantly altered the traditional balance of power (and influence over government operations) to the considerable detriment of individual citizens and in favor of those who control major U.S. corporations."

January 23, 2003, Text of original shareholder proposal submitted to GM Secretary's office:

The GM Salaried Employee Retirement Plan was initially authorized by company shareholders for the purpose of providing a modest and generally proportional level of post-retirement income to all salaried employees on the basis of cumulative length of service. Before restructuring initiatives were begun in the mid-1980s, all salaried employee pensions, including those received by the very highest level executives, were subject to a benefit "cap" which limited the maximum pension any salaried employee could receive to $110,000 per year. Just prior to initiating the effort to accomplish a fifty percent executive head count reduction, this cap was eliminated, and since that time, the pension entitlements of the highest level executives have increased more than 2,000 percent. As a practical matter, where executive pensions are concerned, the original "welfare benefit" character of the salaried retirement plan has been entirely abandoned, and the plan now has been transformed into a highly lucrative "deferred compensation" arrangement for former management personnel. This proposal identifies the primary reason for this dramatic escalation in executive "pension" benefits and suggests an appropriate basis for shareholders to respond by initiating a concerted effort to reverse the policies which have produced these compensation excesses and recapture the substantial revenues which increasingly are being required to pay for them.

March 9, 2004, RWH letter to Office of Chief Counsel, Division of Corporation Finance, SEC:

...(2) Since the start of GM's first "restructuring" program in the mid-1980s, ***the lifetime, annual "pension" entitlement of GM's most recent CEO "retiree" has increased more than TWO THOUSAND PERCENT*** --from $110,000 in 1985 to ***$2.25 million*** in 2001. (Please see Exhibits A and B). In addition, there is no longer any limitation whatsoever incorporated in GM's salaried retirement benefit plan which would in any way restrict just how high top executive pensions conceivably could go in the future. At a time when Federal Reserve Chairman Greenspan has issued ominous warnings about the inevitable need for cutting social security benefits for millions of future retirees, and considering the fact that enormous increases in top executive retirement benefits are occurring throughout corporate America, it seems entirely clear that this is indeed an "extraordinary" public policy concern if there ever was one.

(3) It seems equally clear that few (non-executive) GM shareholders would have ***knowingly*** authorized anything even approaching this kind of gigantic percentage increase in executive "pension" benefits based on the GM common stock dividends that were paid during the same period. For this reason, another "extraordinary" public policy consideration is also applicable to this proposal, namely, the highly questionable nature of the shareholder communication and proxy statement disclosure practices that have been employed for the purpose of both creating and sustaining the barely discernible compensation and benefit plan increases that have been put in place.

(4) Eliminating the jobs of ***fifty percent*** of GM's 6,800 top level executives--and then dividing-up the incentive awards these displaced employees would otherwise have received to create the revenues needed to pay for massive compensation and benefit increases for "surviving" executives--presents still another directly applicable and highly "extraordinary" public policy concern. GM's concurrent failure to disclose financial data in its annual proxy materials which would have permitted shareholders to determine either the total amount of each year's "bonus pot" or the precise number of executives sharing it, at the same time they were being asked to authorize even greater increases suggests an additional shareholder governance concern.

(5) Perhaps the most troubling public policy consideration of all, however, arises from the fact that all of the above issues reflect routine operating practices by the management of a corporation which traditionally has occupied a truly unique position of influence and leadership, impacting virtually every aspect of national affairs. "What's good for GM," as the saying goes, "is good for America--and visa versa." Unfortunately, in this particular instance, it appears that it is the "visa versa" part that could require a good deal closer examination by both large and small individual GM shareholders.

(6) In this connection, I believe it is appropriate to call particular attention to Exhibits C and D. They show that, during precisely the same time period that GM was pursuing the particular restructuring practice that is articulated in the enclosed U.S. News and World Report article, top GM representatives were occupying key leadership positions in some of the most highly respected business organizations in the country. These same organizations were responsible for planning a broad range of public policy initiatives that subsequently were adopted

and implemented by some of the largest corporations in America. (Please note that the enclosed Business Roundtable membership list is included to illustrate the extremely broad scope and nature of this involvement, and not to suggest that either this organization or any of its members participated in creating the practices described in this letter.)

(7) Stated bluntly, the main reason that a public policy exception to the SEC's proxy rules should be granted in this instance is that, unprecedented or otherwise, from an individual shareholder's perspective, the reward structure for top level managers in American corporations is essentially ***out of control***. In a single twenty-year period, CEO compensation has grown to ***four hundred times*** the pay of a typical worker and pension entitlements can be ***five hundred times as large***, and even larger, plus many other benefits. Both individual shareholders and the institutions responsible for protecting their interests should be permitted to consider the opportunity that this proposal provides to begin the long and difficult process of ***reversing*** the practices which have created these enormous imbalances and ***recapturing*** the money that is being diverted from general operating revenues to pay for them.

(8) To state the problem even more bluntly, it could be time for the owners of American corporations to consider the deeply troubling possibility that the same so-called "competitive compensation studies" that helped to produce these massive executive compensation and benefit increases may in actual practice be an Information Age equivalent to the totally NON-competitive practice of "***price-fixing***" with respect to the cost of executive services, and in addition, that they acted primarily to advance the interests of a "***corporate oligarchy***" resulting from the increasing concentration of wealth and authority in this country over the same two decades. Webster's Third New International Dictionary describes one meaning of the term "oligarchy" as a form of "autocratic control by a small faction, resulting from corporate concentration." The New Encyclopedia Britannica describes the concept of oligarchy as "power exercised by a small and privileged group for selfish purposes."

February 8, 2004, RWH letter to Office of Chief Counsel, Division of Corporation Finance, SEC:

..."The primary objective of this proposal is to encourage GM shareholder awareness of, and prompt attention to, what might arguably be called the most challenging and important corporate governance issue facing this company and this country today: ***controlling skyrocketing executive compensation and pension benefit entitlements***. The proposal is moreover an attempt to frame the discussion within the context of a possible ***solution***, as opposed to a simple restatement of the problem, and more importantly, to do so while the problem is still potentially correctable. Delaying this discussion for an additional sixteen months (or until another proposal addressing the same problem can be incorporated into future GM proxy materials) would not only postpone a badly needed shareholder response to this pressing concern, but possibly permit additional impediments to be placed in the path of ever finding a workable solution. (An example of such an impediment might include the possible amendment of State Constitutions to prevent any future modification of existing pension benefits).

A complete understanding of the public policy significance of this particular governance issue requires careful consideration of the cumulative effect of the massive transfer of wealth that would occur, for example, over the next 25 years if, for the first time in this nation's history, American businesses (often called the "engines of our democracy") become "harnessed" to an obligation for providing enormously inflated lifetime so-called "pension" benefits to a steadily increasing number of former executives. The beneficiaries of these huge retirement benefit payments would no longer perform any services whatsoever to the corporations whose (future) employees will be responsible for supplying the productivity gains needed to meet the largely unfunded financial obligations that these expanded future "pension" entitlements have created.

Evaluating the full implications of the issues addressed in this shareholder proposal also requires consideration of the particular manner in which this enormous expansion of executive compensation has been accomplished. By way of illustration, it is significant to note that it required ***just twelve words,*** inserted in the middle of a single paragraph in a 38-page 1985 GM proxy statement to remove a "cap" which historically had limited the maximum amount of any salaried employee pension to $110,000 annually. (Attachment H) This seemingly "minor" change, along with several equally subtle revisions to the compensation "recovery formula" which determines the total amount of employee retirement benefits (and the subsequent addition of an "alternate formula" which added ***incentive awards*** to the same calculation), has permitted the pension entitlements of top GM executives to literally explode in a single decade into multi-million-dollar ***lifetime annual*** entitlements, compared to the $110,000 maximum limit which existed prior to the start of "restructuring" initiatives. The point is, few individual shareholders, then or now, would have been in a position to recognize the full significance of this seemingly "minor" change.

...Shareholders need factual information about the long term consequences of the compensation and benefit plan changes they are repeatedly asked to approve, and this information needs to be presented in an understandable manner. That never will happen if they are chronically deterred from participating in the governance process. Unsophisticated investors should not be subjected to a constant barrage of self-serving management propaganda about how "competitive factors" are forcing up compensation levels. Proxy statements are not simply management "house organs." They are, or at least should be, vital channels of communication *between*, and not simply *to*, people who own corporations and the people who run them. These goals can only be diminished by restrictions like the those that would be created by an inflexible application of Rule 14a-8(f)(1).

With genuine appreciation and respect for the truly mammoth task the Commission faces in attempting to regulate U.S. securities markets, it is becoming increasingly clear that any practice, or any rule, which unnecessarily impedes this kind of exchange--no matter how well intended, and no matter how many shares an individual proponent might own--is simply out of step with the realities and challenges of today's one-sided, stacked-deck, management-controlled information dissemination process. In addition to the incredible volume of far more pressing concerns that obviously demand the Commission's attention, it is hoped that this letter can somehow receive careful (and if possible favorable) consideration. It is in fact a ***plea*** to the SEC to ***NOT*** to permit this proposal to be excluded on the grounds General Motors has identified.

The time might well have arrived when it has become not only appropriate, but unavoidable, to face what could be the most important "public policy" consideration of all, not simply as it concerns any particular shareholder proposal, but as it relates to virtually every aspect of today's computer-controlled, money-dominated, twenty first century "Information Age." The consideration is simply this:

There are those who appear to believe that this country's brightest promise lies in creating a new generation of "governing elite" drawn from the ranks of current and former corporate leaders who are sustained by enormous company-provided compensation and "pension" entitlements to assume the awesome responsibility for guiding this nation's destiny.

There are others who believe just as strongly in the need to retain a reward system that places its primary focus on expanding opportunities for the greatest number of citizens, and who are equally convinced that--***IF*** this type of reward system remains in place--the same hardworking, high-principled, sometimes rough-edged, but always remarkable people who built this nation into the envy of the civilized world can somehow manage to keep the ball rolling for a little while longer.

An open exchange of ideas is a vital force in any democracy, including a "shareholder democracy," and any restraint on participation in that exchange can be subject to abuse. While limitations such as the one created by Rule 14a-8(f)(1) could have been appropriate in the past, in today's business climate, they may well have become just another impediment to effective shareholder governance.

I have tried the best way I can to explain the justification for permitting this proposal to be included in GM's proxy materials. It will be up to the Securities and Exchange Commission to determine where, if anywhere, it goes from here."

March 15, 2004, RWH letter to SEC Chairman William H. Donaldson; Commissioner Paul S. Atkins; Commissioner Roel C. Campos; Commissioner Cynthia A. Glassman and Commissioner Harvey J. Goldschmid:

..."we need to begin considering the rather troubling possibility that, a couple of decades ago, while most of us were mowing the grass or watching Monday Night Football, some very bright people who had been given the responsibility for managing some of the largest corporations in America (as well as the vast array of state-of-the-art Information Age technology that these same companies had bought and paid for) quietly put their heads together and figured out a way to "stack the economic deck" dramatically in their own favor.

This country cannot hope to deal effectively with the enormous scope of this kind of problem simply by initiating protracted legal confrontations with a small number of protagonists in a continuing procession of executive misconduct "horror cases." The fact is, all of these cases essentially involve different examples of the same basic problem. The declining fortunes of a great many Americans cannot be attributed solely to the increasing pressures of "global

competition" or to the effects of inexorable economic trends. The true cause is far more likely to be found in the fundamental nature of human behavior--***and greed.***

For this reason, it might be useful to recall the behavioral principle that was so clearly demonstrated by Pavlov's "salivating dogs" a century ago: ***When you reward certain kinds of behavior, you will get more of it.*** The shareholders of American businesses need to begin the process of reasserting the authority (which ultimately rests primarily in their hands) for ***controlling*** skyrocketing executive compensation and benefit entitlements based on a clear understanding that this same fundamental principle of human behavior ***also works in reverse.***"

Fax transmission

Page One of Four

To:	Mr. Mark Vilardo Office of the Chief Counsel-SEC Division of Corporation Finance
Fax Number:	(202) 772-9201
Date:	February 16, 2006
From:	Robert W. Hartnagel
Telephone Number:	(972) 233-8090

RECEIVED
2006 FEB 17 AM 9:21
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Dear Mr. Vilardo:

In the January 9, 2006 fax I sent to you acknowledging the Division's initial response to my inquiry regarding the "market value" ownership requirements of Proxy Rule 14a-8, I also forwarded you a copy of the enclosed letter that I was sending to General Motors. This letter described a second, but closely related question regarding the same rule.

GM now has initiated a no-action proceeding aimed at excluding the shareholder proposal which prompted my initial inquiry, and both questions have become central to the information I am required to provide in order to meet the stock ownership disclosure provisions of this Rule. Since I have not heard anything further from the Corporation Finance Division Staff regarding the outcome of any possible reconsideration of the current requirements, I wanted to inquire when--or if--I might be receiving any kind of additional response regarding these questions.

I understand that your ability to communicate with parties engaged in a no-action proceeding is restricted, however, anything that might help clarify this matter would be useful to both sides.

I am providing GM with a copy of this fax and I certainly would have no objection if a copy of any response that might be forthcoming was sent to the company as well. My communications to GM are addressed to Anne T. Laim, Attorney and Assistant Secretary, at fax no. 313-665-4978.

Thank you for any information you may be able to provide.

Sincerely,



Robert W. Hartnagel

c: Anne T. Larin

Fax transmission

To: Anne T. Larin, Attorney and Assistant Secretary
General Motors Corporation

Fax Number: (313) 665-4978

Date: January 9, 2006

From: Robert W. Hartnagel

Telephone Number: (972) 233-8090

Message:

In response to the request I received on December 27, 2005, I am forwarding the attached letter containing the stock ownership disclosure that is required by Proxy Rule 14a-8 and Division of Corporation Finance Staff Legal Bulletin No. 14. (Please see Attachment A)

In addition, I want to point out the following:

First, as shown in Attachment B, prior to forwarding the requested stock ownership information, I submitted a "generic" inquiry to the Office of the Chief Counsel of the SEC Division of Corporation Finance (DCF) identifying the potential which currently exists for making very different interpretations of the stated language in the publications described above. The response I received on January 6th indicated that the DCF might be willing to reconsider the position it has previously taken with respect to the points addressed in the letter.

Second, there is another ambiguity in the same language which, while not directly identified in that inquiry, is perhaps even more fundamental to my response to the question GM has raised regarding my current stock holdings. It involves the Rule's use of the term "market value" in determining the so-called eligibility or ineligibility of a GM shareholder to have a proposal included in the annual proxy statement.

The "bid, asked and close" quotations reflecting daily trading activity on the major stock exchanges simply show the "market value" of the shares of stock that were actually offered for sale and/or sold on any given trading day. They are by no means a true measure of either the current or potential future value of the vastly larger number of shares that were not offered for sale, or sold, on that or any other day. If even a tiny percentage of those shares had in fact been put up for sale on any single day, the "market value" of all of them obviously would have plunged dramatically.

The pertinent point in the present context, however, is that the only true measure of the "value" of the GM common stock being *held* by me or any other investor is what it would actually bring if and when we ever decide to offer it for sale--and other individuals are willing to purchase it at that price. Until then, the only established "market value" of these investments is and must remain the dollar amount that was paid for them at the time the initial investments were made.

The principle of applying only this standard of measurement up to and including the point of sale is well established in governmental regulatory practice (for example, with respect to the manner in which the IRS computes capital gains). The fact that investors are prohibited from applying any day-to-day fluctuations in stock market quotations in this manner until the point at which an investment is liquidated provides an unmistakable affirmation that they are not considered an appropriate yardstick for assessing *ongoing investment value*.

Finally, the only possible justification I can find for imposing any limitation whatsoever on either the dollar value or duration of any common stock investment presumably would be to insure that any individual wishing to have a shareholder proposal included in a company proxy statement is also willing to make and maintain a reasonable level of financial participation in that company. This objective, however, would not in any way empower the federal government or any other party to either condition or impair that ability on the basis of some unknown and entirely unknowable future fluctuations of a national stock exchange.

Most of all, it is essential to recognize that, in this country, it is the ***owner*** of common stock, and not the government or the stock exchange or General Motors, that has the final authority for determining not only what this stock's "market value" ***is***, but even more importantly ***what it is not***. In this particular instance, that right is protected by two Articles and two Amendments of the Constitution of the United States.

On this basis, I believe the enclosed disclosure complies entirely with the requirements of Proxy Rule 14a-8.

With respect to another pending matter, since General Motors has not responded to the requests for information which were presented in my December 15th letter to Nancy E. Polis, I will proceed on the understanding that, once again, this response will not be forthcoming.

Robert W. Hartnagel

December 29, 2005

To: Office of the Chief Counsel, SEC Division of Corporation Finance:

I have a question dealing with the $2,000 market value stock ownership requirement for being considered eligible to have a shareholder proposal included in a company proxy statement. My question is this: If (one year before submitting a proposal) an investor owns stock with a market value in excess of the $2,000 level, and this stock is held continuously for twelve months prior to its submission, does a decrease in the market price of the stock during the intervening twelve month period deprive him of this eligibility IF additional stock has been purchased during that same intervening period which maintains the $2,000 market valuation level of his initial investment?

I have read Rule 14a-8 and also Division of Corporation Finance Staff Legal Bulletin No. 14, but it seems to me the language of both is subject to very different interpretations on this point.

The problem with the more restrictive interpretation (that any stock purchased DURING the twelve month period would NOT meet the "continuously held" standard, and the eligibility would therefore have been destroyed) is that it in effect would impose a requirement on the owner of stock which decreased in market value for essentially FORECASTING the company's future market performance, and also anticipating any possible decline by initially purchasing more than $2,000. No such requirement is placed on investors in companies whose stock increases in value, or stays the same during the twelve month required holding period.

For example, if the stock had dropped fifty percent by the end of this period, an investor would in effect have been required--*twelve months earlier*--to buy $3,000 in stock, rather than $2,000, to have a proposal included in the proxy statement. Conversely, an investor whose stock had increased in value would have no such obligation. This strikes me as discriminatory under the "equal justice" standard. It also requires a level of "clairvoyance" on the part of small, individual investors which, to my knowledge, is nonexistent elsewhere in the investment community.

I understand that, under section C-1(a) of Bulletin No.14, the method used to calculate the minimum market value of a shareholder's investment permits consideration of the market price of securities held on any date within 60 calendar days preceding submission of the proposal. My question again is: Does this calculation include or exclude the value of stocks acquired during the twelve month period?

I am facing an imminent SEC deadline and would be grateful for a prompt reply. Thank you.

Robert W. Hartnagel
Telephone: (972) 233-8090



General Motors Corporation
Legal Staff

Facsimile (313) 665-4979

Telephone (313) 665-4927

RECEIVED 2006 MAR -9 PM 3:55

March 7, 2006

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

We are responding to letters dated February 14, 2006 (Exhibit A) and February 16, 2006 (Exhibit B) from Robert Hartnagel to the Staff, replying to General Motors' February 7 letter requesting that the Staff take a no-action position with regard to omitting Mr. Hartnagel's proposal under Rule 14a-8(f)(1) and Rule 14a-8(i)(7) (Exhibit C). (GM's letter mistakenly referred to the portion of the rule that permits exclusion for failure to provide adequate evidence of stock ownership on a timely basis as Rule 14a-8(i)(f)(1), which should be corrected to Rule 14a-8(f)(1).)

We wish to clarify that GM's request for a no-action letter in this case does not involve any question about the appropriate means of measuring the value of the stock owned by the proponent, which is the subject of Mr. Hartnagel's January 9 and February 16 communications with the Staff. We do not express any views on Mr. Hartnagel's argument that declines in the value of the stock in the year prior to submission of a proposal should be disregarded or that use of market prices is inappropriate for determining eligibility for submitting a proposal, much less his broader constitutional claims.

Our point instead is that Mr. Hartnagel did not provide evidence of stock ownership within the required time period, and that the evidence that was eventually provided does not state that he owned a qualifying amount of stock one year prior to submitting his proposal. GM's letter requesting evidence of stock ownership was delivered to the address he provided with his proposal on December 20, 2005. Mr. Hartnagel's February 14 letter states that he was away from his residence for eight days, returning on December 27, when he found GM's letter. The proponent did not tell GM that he would be away or provide any alternative address. We try to cooperate with proponents in communicating with them, and where proponents ask that we use a different address or different means (for example, fax or e-mail) to communicate with them, we accommodate their wishes. Mr. Hartnagel is familiar with the requirements for providing evidence of stock ownership; in December 2003, GM spent him a request for evidence of

ownership in connection with a stockholder proposal in a letter that described the 14-day requirement and included a copy of Rule 14a-8 (Exhibit D). Mr. Hartnagel argues that the proponent has no responsibility to make reasonable efforts to permit the company to communicate with him, and that the 14-day period should not be deemed to begin until the proponent chooses to acknowledge receipt of notice. Rule 14a-8, however, contemplates a number of deadlines to give the company and the proponent adequate time take a variety of required actions. Under Mr. Hartnagel's reasoning, if he had left for a winter home and returned three months later, the 14-day period would not begin until those three months were past. Such an interpretation would make Rule 14a-8's time scheme unworkable.

Second, the ownership verification that the proponent provided (which is comprised of five documents that must be taken together, as Mr. Hartnagel notes in his letter) does not establish that he owned the requisite amount of stock on December 15, 2004, one year before the date of submission, although it shows that he owned $2000 of stock at some point during that month. Mr. Hartnagel apparently wished to be able to press the arguments that he made in his January 9 letter to the Staff about the appropriate measure of value, so that he dictated carefully crafted language for the stock verifications issued by his broker. Those verifications, however, do not show that he owned any stock (beyond the one share that is recorded on GM's stock records), of whatever value, on December 15, 2004. The proponent may have additional evidence of his stock ownership as of December 15, 2004, but he did not provide it within the required time period, regardless of whether it was deemed to begin on December 20, when GM's notice was delivered, or December 27, when Mr. Hartnagel found the letter. See Baxter International Inc. (February 22, 2006) (evidence inadequate where it failed to establish stock ownership for four days within one year prior to submission); Johnson & Johnson (January 11, 2001).

Because of these grounds for exclusion, GM does not believe that it is necessary to respond to the proponent's arguments for a novel interpretation of the well-settled rules about establishing the value of stock held by a proponent under Rule 14a-8.

Sincerely yours,



Anne T. Larin
Attorney and Assistant Secretary

Enclosures

c: Robert W. Hartnagel

Exhibit A

Fax transmission

Page one of twenty four

To: Anne T. Larin, Attorney and Assistant Secretary
General Motors Corporation

Fax Number: (313) 665-4978

Date: February 14, 2006

From: Robert W. Hartnagel

Telephone Number: (972) 233-8090

Message: For your information.

February 14, 2006

U. S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

This is a response by proponent Robert W. Hartnagel to a February 7, 2006 filing by General Motors Corporation seeking a no-action determination dealing with the company's planned exclusion from 2006 proxy materials of a shareholder proposal that was initially submitted on December 19, 2003, and (re)submitted on December 15, 2005. The proposal urges GM shareholders to approve a recommendation to the GM board aimed at halting certain inappropriate compensation practices which are creating skyrocketing lifetime pension entitlements for upper level GM executives. The complete text of this proposal is shown in the highlighted section of pages one and two of Attachment A to the filing submitted by Anne T. Lairn, GM Attorney and Assistant Secretary.

For the following reasons, the allegations advanced by General Motors in support of its filing are without merit:

1. The proposal does not require modification of the GM salaried employee retirement benefit plan:

Contrary to the Ms. Lairn's assertion in the first paragraph of her February 7, 2006 filing, this proposal neither calls for nor requires modification of the retirement plan for GM salaried employees. An identical claim was made in conjunction with the original submission of this proposal, however, Ms. Lairn subsequently acknowledged that the claim was unfounded and her assertion was rescinded. The proposed change can be accomplished entirely within the administrative authority granted to the GM Board by the current retirement plan.

2. The proponent's response to the initial notice of intent to exclude this proposal was faxed to GM within the 14 day period following receipt of this notification:

Ms. Lairn has devoted well over half of her no-action filing to an obviously flawed argument which falsely contends that the proponent did not meet a 14-day response deadline following receipt of formal notification that GM intended to omit the subject proposal. This allegation is based solely on a Federal Express delivery record which in fact proves only that a package was left at my door immediately in advance of the Christmas holiday when my wife and I were not at home.

As an experienced attorney, Ms. Lairn obviously is aware that any *presumption of receipt* based solely on a doorstep ***delivery*** record absolutely ***vanishes*** when a sworn statement (See Proponent's Exhibit A) is provided by the addressee directly ***contradicting*** that contention (See Ruiz, 888 S.W.2d at 88). She also knows that a letter which was *written* on December 16th, but not actually *sent* until December 19th, and *delivered* on December 20th--immediately in advance of the peak Christmas holiday travel period--stands an excellent chance of not being *received* until well after Christmas, and in this particular case, on December 27th when the proponent returned home after spending the preceding *eight days* with relatives in a distant state.

Ms. Lairn also knows very well that it is a simple matter to obtain a *signed* acknowledgment of receipt at the time a document is delivered--if indeed that was her purpose. Instead she has simply conjured up a clearly fabricated basis for attempting to justify the exclusion of a shareholder proposal dealing with a subject GM management clearly does not wish to include in the company proxy statement.

The allegation that the proponent failed to comply with the 14-day response deadline is completely without merit. GM's notice of an intent to exclude this proposal was ***received*** on December 27, 2005 and the required reply was forwarded by facsimile transmission thirteen days later on January 9, 2006.

3. The stock ownership certification the proponent has provided is in full compliance with the express requirements of Proxy Rule 14a-8:

Under usual circumstances, the requirements set forth in Rule 14a-8 seem simple and straightforward. They provide that, to be eligible to have a proposal published in the proxy statement, a shareholder must purchase at least $2,000 of the company's common stock and continue to hold that stock for one year prior to submitting a shareholder proposal.

When the stock price literally "tanks" over the course of that year, however, it quickly becomes apparent that the actual requirements imposed by rule, or more specifically, by subsequent interpretations of the meaning of its specifications, are not simple at all. Upon closer examination, certain fundamental ambiguities in the stated terminology of Rule 14a-8 are brought into play, and the major decline in the stock's daily market price actually becomes the primary determining factor in assessing the extent to which a shareholder may properly be considered to have met, or failed to meet, the ownership obligations the rule imposes.

For this reason, it is important to recognize that, during calendar year 2005, the daily NYSE closing price of GM common stock ***dropped more than fifty percent***, and it continues to languish close to that same level. Several of the highly pertinent questions that arose as a direct result of this decline are identified in Proponent's Exhibits B and C. Briefly, they involve the particular meanings that are accorded to the terms "market value" and "continuously" as they are currently used in the context of this rule.

Without attempting any detailed discussion of these considerations beyond what is presented in these two attachments, for the particular purposes of this letter, I will simply point out that: (1) While term "market value" obviously could be interpreted as imposing a requirement for anticipating price fluctuations which occur subsequent to the initial required $2,000 investment, doing so actually places an unreasonable burden on (particularly small) investors. In effect, it is much like being required to "win" a race without knowing where the finish line is; (2) When it is also necessary to concurrently comply with a requirement for "continuously" maintaining that same market price valuation of the initial investment--but without being able to purchase any "new" stock to do so--the burden becomes impossible to meet.

After carefully considering the combined effect of these requirements, the proponent's eventual conclusion was that the only reasonable way anyone who is faced with meeting both a $2,000 minimum ownership and continuous market value burden can do so--in concert with a dramatically declining stock market price--is to interpret Rule 14a-8 in the way I am convinced it was initially intended, i.e., that as a minimum requirement for having a shareholder proposal included in a proxy statement, an individual must make (at least) a $2,000 investment in the company's common stock, and then hold *that stock* for at least one year prior to properly submitting the proposal. Period. It is admittedly a less onerous burden, and yet one which appears at least slightly more "constitutionally permissible" than what currently results from the prevailing interplay of the "market value" and "continuously" standards.

Where a First Amendment right of expressive speech is implicated, and where an alternative channel of communication between shareholders is not otherwise available to permit an exchange of information prior to the granting of proxies on issues which are important to the future success of the enterprise, the imposition of an economic-based limitation on a shareholder's access to that solitary communication channel creates, at the very least, a governmental duty to utilize the *least intrusive means* of imposing that limitation. In other words, the state must confine itself to those measures which are narrowly tailored to further its compelling interests. In this case, that would seem to be the particular duty that is reflected in the underlined statement above.

During the twelve month period preceding the resubmission of this proposal, the proponent not only complied fully with this "least intrusive" ownership requirement of Rule 14a-8, but in the face of an ongoing deterioration in the company's financial condition and outlook, he also proceeded to invest an additional $1,000 in a good faith effort to meet the same "impossible" obligation identified above. Again, contrary to Ms. Larin's allegations, the documents which were submitted--in an entirely timely manner--by both me and my investment broker support this conclusion beyond any question whatsoever. Specifically, my position regarding the stock ownership disclosure that is required by Proxy Rule 14a-8 is as follows:

(a.) The ownership requirement set forth in the Proxy Rule that was supplied to the proponent by General Motors states, "In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value...for at least one year by the date you submit the proposal."

(b.) For the reasons presented in Proponent's Exhibit B, NYSE daily market price quotations and fluctuations are essentially *irrelevant* to shares which have been neither offered for sale or sold.

(c.) In addition, as described in Proponent's Exhibit C, the only real "market value" that can be properly assigned to shares which have been neither offered for sale or sold is the price that was paid for them at the time they were acquired.

(d.) The subject shareholder proposal was submitted to GM on December 15, 2005; therefore, the relevant twelve month ownership period preceding the submission commenced on **December 16, 2004** and continued through the date of submission.

(e.) The Edward Jones stock ownership certification dated January 9, 2006 (Please see Proponent's Exhibit D) which was supplied to GM within the requisite 14-day response period states as follows:

> "I can also confirm that for the previous twelve and one-half month period ending December 31, 2005 the total dollar amount that you have invested into the General Motors Corporation common stock has been in excessive of $2,000. Additionally, all shared purchased have been held continuously in your account."

As clearly shown in Proponent's Exhibit E, ***the twelve and one-half month time period identified above spans the entire "relevant" ownership period identified in item (d).*** This certification establishes beyond any possible question that the total dollar amount invested in the proponent's Edward Jones account was ***in excess of*** the $2,000 minimum amount identified in item (a) above. The last line of the same certification letter also confirms that the required ownership has continued ***without interruption*** throughout the entire relevant time period.

(f.) While the proponent is aware that the ownership requirements set forth in CF Legal Staff Bulletin No. 14A, incorporate a very different standard for establishing the necessary level of stock ownership, the telephone response I received to my December 29, 2005 inquiry to the Division of Corporation Finance (Proponent's Exhibit B) indicated that the current "market value" standard might be reconsidered. As was explained in the "Note to Attachment A" (See Proponent's Exhibit F) which was supplied to Ms. Lairn, along with the earlier certification letter from Edward Jones (Proponent's Exhibit G) that was received before the Division responded to my question, the uncertainty regarding the possible outcome of this reevaluation made it very difficult to know what information to request from my broker then, and just as difficult to know now just what I should provide in response to GM's filing.

In the event the present "market value" ownership eligibility criteria is retained, however, I want to emphasize that the ***five*** stock ownership verification documents that were submitted to GM (See Proponent's Exhibits D through H), taken together, conclusively establish that the proponent has met every existing "market value" and "continuity" requirement as well. In the event a full explanation describing exactly how the interplay of these documents supports this conclusion, I respectfully request that I be given a reasonable opportunity to provide it.

To: Anne Laird

Connection broken;

transmitting remaining

19 pages

Bob Hartnagel

To: Anne Lairn

Connection broken;
transmitting remaining
19 pages

Bob Hartnagel

4. This proposal may not properly be excluded on the basis of the "ordinary business operations" objection GM has asserted:

Omission of this proposal under Rule 14a-8(i)(7) is not appropriate based on the guidelines set forth in CF Legal Staff Bulletin No. 14A, dated July 12, 2002, which states:

> "The fact that a proposal relates to ordinary business matters does not conclusively establish that a company may exclude the proposal from its proxy materials. As the Commission has stated in Exchange Act Release No. 40018, proposals that relate to ordinary business matters but that focus on "sufficiently significant social policy issues...would not be considered to be excludable because the proposals would transcend the day-to-day business matters."

The subject proposal addresses precisely this kind of highly important, timely and increasingly visible public policy issue which justifies application of such an exception. The central issue addressed in this proposal concerns the creation of unwarranted and unduly inflated levels of executive compensation and benefit entitlements through the repeated use of material proxy statement omissions and/or deceptions. These inflated compensation payments subsequently are becoming translated into so-called "voluntary" individual contributions to company PAC mechanisms which in turn are being used to create a major impact on government operations for the benefit of those who control major corporations and with increasing frequency to the detriment of the general public. To further describe the special significance of these public policy considerations, key excerpts from previous correspondence with the Securities and Exchange Commission are included as Proponent's Exhibit I.

The same CF Legal Staff Bulletin also rejects the use of a Rule 14a-8(i)(7) exclusion within the context of an ***equity compensation plan*** which is not applicable to the general workforce. Contrary to Ms. Lairn's assertion, the bonus plan incentive compensation payments addressed here are solely applicable to upper level GM managers as opposed to the general workforce. Because these payments frequently are payable in both common stock and cash, the announced exclusion clearly would be inappropriate on this basis as well. Ms. Lairn's stated objection is invalid.

In conclusion, I want to offer one final observation: A proxy statement is a special kind of "forum" for a variety of First Amendment activities. Not only is that forum based on "pure" speech, in truth it is more than pure speech, since it is speech advocating the use of a voting right to effect fundamental change for the purpose of the preservation of all rights, and it is therefore the very "essence of First Amendment expression." See Clark v. United States at 406. It also serves as a rallying point for people to band together to express their ideas collectively, and thereby involves freedom of association. (Citizens Against Rent Control/Coalition for Fair Housing v. Berkeley, 425 U.S. 668 (1976) While the SEC could have a valid right to apply an economic standard for restricting participation in this forum by a single "class" of small, individual shareholders, that restriction must be narrowly tailored and minimally intrusive on the right of free expression. Current practice simply does not meet this requirement.

Perhaps the most troubling eventuality of all, however, is the potential that exists for suddenly discovering that some new and unforeseen interpretation of **Proxy Rule 14a-8** has been adopted which ironically ***justifies*** the exclusion of a shareholder proposal that is specifically aimed at halting a deliberate and long-standing violation of **Proxy Rule 14a-9(a).** Hopefully, this will not happen, and the Division's "informal" consideration of the arguments the proponent has provided will instead "appear to provide some basis" for ***rejecting*** GM's no-action request and ***withholding*** SEC approval of the inappropriate--and very costly--shareholder communication practices that are creating the outrageous executive pension benefit entitlements this proposal is intended to address.

Thank you for considering this response.

Sincerely,



Robert W. Hartnagel
7605 Carta Valley Drive
Dallas, TX 75248
(972) 233-8090

c: Anne Larin, Attorney and Assistant Secretary, General Motors Corp.

Proponent's Exhibit A

AFFIDAVIT

On this 17th day of January, 2006, in the city of Dallas, Texas, I, Robert W. Hartnagel, affirm on my oath that the FedEx Express shipment, which is identified in the attached letter dated January 03, 2006 as tracking number 647419431083, was received by me on December 27, 2005.

To signify same, I affix my signature hereto.

Robert W. Hartnagel

SUBSCRIBED AND SWORN before me on this 17th day of January, 2006



Notary

Proponent's Exhibit B

December 29, 2005

To: Office of the Chief Counsel, SEC Division of Corporation Finance:

I have a question dealing with the $2,000 market value stock ownership requirement for being considered eligible to have a shareholder proposal included in a company proxy statement. My question is this: If (one year before submitting a proposal) an investor owns stock with a market value in excess of the $2,000 level, and this stock is held continuously for twelve months prior to its submission, does a decrease in the market price of the stock during the intervening twelve month period deprive him of this eligibility IF additional stock has been purchased during that same intervening period which maintains the $2,000 market valuation level of his initial investment?

I have read Rule 14a-8 and also Division of Corporation Finance Staff Legal Bulletin No. 14, but it seems to me the language of both is subject to very different interpretations on this point.

The problem with the more restrictive interpretation (that any stock purchased DURING the twelve month period would NOT meet the "continuously held" standard, and the eligibility would therefore have been destroyed) is that it in effect would impose a requirement on the owner of stock which decreased in market value for essentially FORECASTING the company's future market performance, and also anticipating any possible decline by initially purchasing more than $2,000. No such requirement is placed on investors in companies whose stock increases in value, or stays the same during the twelve month required holding period.

For example, if the stock had dropped fifty percent by the end of this period, an investor would in effect have been required--*twelve months earlier*--to buy $3,000 in stock, rather than $2,000, to have a proposal included in the proxy statement. Conversely, an investor whose stock had increased in value would have no such obligation. This strikes me as discriminatory under the "equal justice" standard. It also requires a level of "clairvoyance" on the part of small, individual investors which, to my knowledge, is nonexistent elsewhere in the investment community.

I understand that, under section C-1(a) of Bulletin No.14, the method used to calculate the minimum market value of a shareholder's investment permits consideration of the market price of securities held on any date within 60 calendar days preceding submission of the proposal. My question again is: Does this calculation include or exclude the value of stocks acquired during the twelve month period?

I am facing an imminent SEC deadline and would be grateful for a prompt reply. Thank you.

Robert W. Hartnagel
Telephone: (972) 233-8090

Proponent's Exhibit C

Fax transmission

To: Anne T. Larin, Attorney and Assistant Secretary
General Motors Corporation

Fax Number: (313) 665-4978

Date: January 9, 2006

From: Robert W. Hartnagel

Telephone Number: (972) 233-8090

Message:

In response to the request I received on December 27, 2005, I am forwarding the attached letter containing the stock ownership disclosure that is required by Proxy Rule 14a-8 and Division of Corporation Finance Staff Legal Bulletin No. 14. (Please see Attachment A)

In addition, I want to point out the following:

First, as shown in Attachment B, prior to forwarding the requested stock ownership information, I submitted a "generic" inquiry to the Office of the Chief Counsel of the SEC Division of Corporation Finance (DCF) identifying the potential which currently exists for making very different interpretations of the stated language in the publications described above. The response I received on January 6th indicated that the DCF might be willing to reconsider the position it has previously taken with respect to the points addressed in the letter.

Second, there is another ambiguity in the same language which, while not directly identified in that inquiry, is perhaps even more fundamental to my response to the question GM has raised regarding my current stock holdings. It involves the Rule's use of the term "market value" in determining the so-called eligibility or ineligibility of a GM shareholder to have a proposal included in the annual proxy statement.

The "bid, asked and close" quotations reflecting daily trading activity on the major stock exchanges simply show the "market value" of the shares of stock that were actually offered for sale and/or sold on any given trading day. They are by no means a true measure of either the current or potential future value of the vastly larger number of shares that were not offered for sale, or sold, on that or any other day. If even a tiny percentage of those shares had in fact been put up for sale on any single day, the "market value" of all of them obviously would have plunged dramatically.

The pertinent point in the present context, however, is that the only true measure of the "value" of the GM common stock being *held* by me or any other investor is what it would actually bring if and when we ever decide to offer it for sale--and other individuals are willing to purchase it at that price. Until then, the only established "market value" of these investments is and must remain the dollar amount that was paid for them at the time the initial investments were made.

The principle of applying only this standard of measurement up to and including the point of sale is well established in governmental regulatory practice (for example, with respect to the manner in which the IRS computes capital gains). The fact that investors are prohibited from applying any day-to-day fluctuations in stock market quotations in this manner until the point at which an investment is liquidated provides an unmistakable affirmation that they are not considered an appropriate yardstick for assessing *ongoing investment value*.

Finally, the only possible justification I can find for imposing any limitation whatsoever on either the dollar value or duration of any common stock investment presumably would be to insure that any individual wishing to have a shareholder proposal included in a company proxy statement is also willing to make and maintain a reasonable level of financial participation in that company. This objective, however, would not in any way empower the federal government or any other party to either condition or impair that ability on the basis of some unknown and entirely unknowable future fluctuations of a national stock exchange.

Most of all, it is essential to recognize that, in this country, it is the ***owner*** of common stock, and not the government or the stock exchange or General Motors, that has the final authority for determining not only what this stock's "market value" ***is***, but even more importantly ***what it is not***. In this particular instance, that right is protected by two Articles and two Amendments of the Constitution of the United States.

On this basis, I believe the enclosed disclosure complies entirely with the requirements of Proxy Rule 14a-8.

With respect to another pending matter, since General Motors has not responded to the requests for information which were presented in my December 15th letter to Nancy E. Polis, I will proceed on the understanding that, once again, this response will not be forthcoming.

Robert W. Hartnagel

6959 Arapaho Road
Hillcrest Village Suite 123
Dallas, TX 75248
(972) 661-0111

Investment Representative

Edward Jones

Proponent's Exhibit D

January 9, 2006

Robert W. Hartnagel
Acct #[redacted]
7605 Carta Valley Dr
Dallas, TX 75248

Dear Mr. Hartnagel:

As you requested, I am pleased to confirm that since December 18, 2003; Edward Jones has been the record holder of General Motors Corporation common stock which is owned by you.

I can also confirm that for the previous twelve-and-one-half month period ending December 31, 2005 the total dollar amount that you have invested into the General Motors Corporation common stock has been in excess of $2,000. Additionally, all shares purchased have been held continuously in your account.

I trust this is the information you needed.

Sincerely,



Kim Petras
Investment Representative

Proponent's Exhibit E

R. W. Hartnagel investment account:

$2,000+ GM common stock ownership period

certified by Edward Jones, holder of record

2004

	S	M	T	W	T	F	S		S	M	T	W	T	F	S
AN	—	—	—	—	1	2	3	JUL	—	—	—	—	1	2	3
	4	5	6	7	8	9	10		4	5	6	7	8	9	10
	11	12	13	14	15	16	17		11	12	13	14	15	16	17
	18	19	20	21	22	23	24		18	19	20	21	22	23	24
	25	26	27	28	29	30	31		25	26	27	28	29	30	31
EB	1	2	3	4	5	6	7	AUG	1	2	3	4	5	6	7
	8	9	10	11	12	13	14		8	9	10	11	12	13	14
	15	16	17	18	19	20	21		15	16	17	18	19	20	21
	22	23	24	25	26	27	28		22	23	24	25	26	27	28
	29	—	—	—	—	—	—		29	30	31	—	—	—	—
AR	—	1	2	3	4	5	6	SEP	—	—	—	1	2	3	4
	7	8	9	10	11	12	13		5	6	7	8	9	10	11
	14	15	16	17	18	19	20		12	13	14	15	16	17	18
	21	22	23	24	25	26	27		19	20	21	22	23	24	25
	28	29	30	31	—	—	—		26	27	28	29	30	—	—
PR	—	—	—	—	1	2	3	OCT	—	—	—	—	—	1	2
	4	5	6	7	8	9	10		3	4	5	6	7	8	9
	11	12	13	14	15	16	17		10	11	12	13	14	15	16
	18	19	20	21	22	23	24		17	18	19	20	21	22	23
	25	26	27	28	29	30	—		24	25	26	27	28	29	30
									31	—	—	—	—	—	—
AY	—	—	—	—	—	—	1	NOV	—	1	2	3	4	5	6
	2	3	4	5	6	7	8		7	8	9	10	11	12	13
	9	10	11	12	13	14	15		14	15	16	17	18	19	20
	16	17	18	19	20	21	22		21	22	23	24	25	26	27
	23	24	25	26	27	28	29		28	29	30	—	—	—	—
	30	31													
JN	—	—	1	2	3	4	5	DEC	—	—	—	1	2	3	4
	6	7	8	9	10	11	12		5	6	7	8	9	10	11
	13	14	15	16	17	18	19		12	13	14	15	X	~~17~~	~~18~~
	20	21	22	23	24	25	26		~~19~~	~~20~~	~~21~~	~~22~~	~~23~~	~~24~~	~~25~~
	27	28	29	30	—	—	—		~~26~~	~~27~~	~~28~~	~~29~~	~~30~~	~~31~~	—

½ month

11 ½ months

½ month

2005

	S	M	T	W	T	F	S		S	M	T	W	T	F	S
JAN	—	—	—	—	—	—	~~1~~	JUL	—	—	—	—	—	~~1~~	~~2~~
	~~2~~	~~3~~	~~4~~	~~5~~	~~6~~	~~7~~	~~8~~		~~3~~	~~4~~	~~5~~	~~6~~	~~7~~	~~8~~	~~9~~
	~~9~~	~~10~~	~~11~~	~~12~~	~~13~~	~~14~~	~~15~~		~~10~~	~~11~~	~~12~~	~~13~~	~~14~~	~~15~~	~~16~~
	~~16~~	~~17~~	~~18~~	~~19~~	~~20~~	~~21~~	~~22~~		~~17~~	~~18~~	~~19~~	~~20~~	~~21~~	~~22~~	~~23~~
	~~23~~	~~24~~	~~25~~	~~26~~	~~27~~	~~28~~	~~29~~		~~24~~	~~25~~	~~26~~	~~27~~	~~28~~	~~29~~	~~30~~
	~~30~~	~~31~~	—	—	—	—	—		~~31~~	—	—	—	—	—	—
FEB	—	—	~~1~~	~~2~~	~~3~~	~~4~~	~~5~~	AUG	—	~~1~~	~~2~~	~~3~~	~~4~~	~~5~~	~~6~~
	~~6~~	~~7~~	~~8~~	~~9~~	~~10~~	~~11~~	~~12~~		~~7~~	~~8~~	~~9~~	~~10~~	~~11~~	~~12~~	~~13~~
	~~13~~	~~14~~	~~15~~	~~16~~	~~17~~	~~18~~	~~19~~		~~14~~	~~15~~	~~16~~	~~17~~	~~18~~	~~19~~	~~20~~
	~~20~~	~~21~~	~~22~~	~~23~~	~~24~~	~~25~~	~~26~~		~~21~~	~~22~~	~~23~~	~~24~~	~~25~~	~~26~~	~~27~~
	~~27~~	~~28~~	—	—	—	—	—		~~28~~	~~29~~	~~30~~	~~31~~	—	—	—
MAR	—	—	~~1~~	~~2~~	~~3~~	~~4~~	~~5~~	SEP	—	—	—	—	~~1~~	~~2~~	~~3~~
	~~6~~	~~7~~	~~8~~	~~9~~	~~10~~	~~11~~	~~12~~		~~4~~	~~5~~	~~6~~	~~7~~	~~8~~	~~9~~	~~10~~
	~~13~~	~~14~~	~~15~~	~~16~~	~~17~~	~~18~~	~~19~~		~~11~~	~~12~~	~~13~~	~~14~~	~~15~~	~~16~~	~~17~~
	~~20~~	~~21~~	~~22~~	~~23~~	~~24~~	~~25~~	~~26~~		~~18~~	~~19~~	~~20~~	~~21~~	~~22~~	~~23~~	~~24~~
	~~27~~	~~28~~	~~29~~	~~30~~	~~31~~	—	—		~~25~~	~~26~~	~~27~~	~~28~~	~~29~~	~~30~~	—
APR	—	—	—	—	—	~~1~~	~~2~~	OCT	—	—	—	—	—	—	~~1~~
	~~3~~	~~4~~	~~5~~	~~6~~	~~7~~	~~8~~	~~9~~		~~2~~	~~3~~	~~4~~	~~5~~	~~6~~	~~7~~	~~8~~
	~~10~~	~~11~~	~~12~~	~~13~~	~~14~~	~~15~~	~~16~~		~~9~~	~~10~~	~~11~~	~~12~~	~~13~~	~~14~~	~~15~~
	~~17~~	~~18~~	~~19~~	~~20~~	~~21~~	~~22~~	~~23~~		~~16~~	~~17~~	~~18~~	~~19~~	~~20~~	~~21~~	~~22~~
	~~24~~	~~25~~	~~26~~	~~27~~	~~28~~	~~29~~	~~30~~		~~23~~	~~24~~	~~25~~	~~26~~	~~27~~	~~28~~	~~29~~
									~~30~~	~~31~~	—	—	—	—	—
MAY	~~1~~	~~2~~	~~3~~	~~4~~	~~5~~	~~6~~	~~7~~	NOV	—	—	~~1~~	~~2~~	~~3~~	~~4~~	~~5~~
	~~8~~	~~9~~	~~10~~	~~11~~	~~12~~	~~13~~	~~14~~		~~6~~	~~7~~	~~8~~	~~9~~	~~10~~	~~11~~	~~12~~
	~~15~~	~~16~~	~~17~~	~~18~~	~~19~~	~~20~~	~~21~~		~~13~~	~~14~~	~~15~~	~~16~~	~~17~~	~~18~~	~~19~~
	~~22~~	~~23~~	~~24~~	~~25~~	~~26~~	~~27~~	~~28~~		~~20~~	~~21~~	~~22~~	~~23~~	~~24~~	~~25~~	~~26~~
	~~29~~	~~30~~	~~31~~	—	—	—	—		~~27~~	~~28~~	~~29~~	~~30~~	—	—	—
JUN	—	—	—	~~1~~	~~2~~	~~3~~	~~4~~	DEC	—	—	—	—	~~1~~	~~2~~	~~3~~
	~~5~~	~~6~~	~~7~~	~~8~~	~~9~~	~~10~~	~~11~~		~~4~~	~~5~~	~~6~~	~~7~~	~~8~~	~~9~~	~~10~~
	~~12~~	~~13~~	~~14~~	~~15~~	~~16~~	~~17~~	~~18~~		~~11~~	~~12~~	~~13~~	~~14~~	X	~~16~~	~~17~~
	~~19~~	~~20~~	~~21~~	~~22~~	~~23~~	~~24~~	~~25~~		18	19	20	21	22	23	24
	~~26~~	~~27~~	~~28~~	~~29~~	~~30~~	—	—		25	26	27	28	29	30	31

12 ½ months

Proponent's Exhibit F

Note to Attachment A

Date: January 9, 2006

To: Anne T. Larin, Attorney and Assistant Secretary
General Motors Corporation

After receiving the Edward Jones verification letter dated January 5, 2006, and a telephone response to my SEC inquiry the following day, I asked for another letter, but *without* the standard disclaimer language that apparently is used on all correspondence generated by the company's branch offices. I also asked my Investment Representative to clarify the period of stock ownership to insure that it reflected a $2,000 ownership period longer than the one specified in Proxy Rule 14a-8.

The revised response was received today (the last day prior to the expiration of the 14-day reply period). While it does delete the disclaimer as I requested, and also clarifies the period of ownership, it entirely omits the final paragraph of the original letter.

I decided to send both letters because, between them, I believe all of the necessary information is covered. If a different presentation of this information is needed, please notify me and possibly I can try again.

Account numbers have been deleted for privacy purposes.

Robert W. Hartnagsl

Edward Jones
6959 Arapaho Road
Hillcrest Village Suite 123
Dallas, TX 75248
(972) 661-0111

Kim Petras
Investment Representative

Proponent's Exhibit G

Edward Jones

January 5, 2006

Robert W. Hartnagel
Acct #[redacted]
7605 Carta Valley Dr
Dallas, TX 75248

Dear Mr. Hartnagel:

As you requested, I am pleased to confirm that Edward Jones is the record holder of General Motors Corporation common stock which is owned by you.

The market value of the General Motors Corporation common stock held in your Edward Jones account in December 2004 was in excess of $2000 and all of the shares have been held continuously since that time.

In addition, the total market value of your investment in General Motors Corporation common stock on December 15, 2005 also was in excess of $2000.

Sincerely,



Kim Petras
Investment Representative

The above information is believed to be reliable, but it is not guaranteed by Edward Jones. Account balances are subject to market fluctuation and client withdrawals.

Proponent's Exhibit H

Fax transmission

To: Anne T. Larin, Attorney and Assistant Secretary
General Motors Corporation

Fax Number: (313) 665-4978

Date: January 3, 2006

From: Robert W. Hartnagel

Telephone Number: (972) 233-8090

Message:

In reply to your letter dated December 16, 2005 (which was sent by Federal Express on December 19th, and received by me on December 27th) I am providing the following information:

First, GM's transfer agent is incorrect. As shown in the attached Form 1099-DIV, General Motors has been sending regular quarterly dividend checks, payable to me as registered owner of GM Common Stock, throughout calendar year 2005. (The amounts of these payments and specific account identification data have been deleted to protect my privacy.) As you may be aware, I have been receiving regular quarterly dividend checks, payable to me as registered owner of GM Common Sock, for the past forty consecutive years.

Second, before the expiration of the stated 14-day response period, I will furnish a statement signed by an authorized representative of one of my investment accounts which will provide the disclosure required by Rule 14a-8.

Finally, if, prior to this same response deadline, GM has not supplied the information which was identified in my letter to Nancy E. Polis dated December 15, 2005, I will proceed on the understanding that, as was the case in connection with the previous submission of this same shareholder proposal, the requested response will not be forthcoming.



Robert W. Hartnagel
7605 Carta Valley Drive
Dallas, TX 75248



PAYER'S name, street address, city, state, ZIP code and telephone no.

GENERAL MOTORS CORPORATION
c/o COMPUTERSHARE
P.O. BOX 43009
PROVIDENCE, RI 02940-3009
800-331-9922



IMPORTANT TAX RETURN DOCUMENT ENCLOSED

027097

RECIPIENT'S name, street address, city, state, and ZIP code

ROBERT W HARTNAGEL
7605 CARTA VALLEY DR
DALLAS, TX 75248-3104

[ ] CORRECTED (if checked)

Dividends and Distributions

OMB No. 1545-0110

2005

Form 1099-DIV

Copy B For Recipient

This is important tax information and is being furnished to the Internal Revenue Service. If you are required to file a return, a negligence penalty or other sanction may be imposed on you if this income is taxable and the IRS determines that it has not been reported.

1a Total ordinary dividends $ [redacted]	1b Qualified dividends $ [redacted]
2a Total capital gain distr. $ 0.00	2b Unrecap. Sec. 1250 gain $ 0.00
2c Section 1202 gain $ 0.00	2d Collectibles (28%) gain $ 0.00
3 Nondividend distributions $ 0.00	4 Federal income tax withheld $ 0.00
5 Investment expenses $ 0.00	6 Foreign tax paid $ 0.00
7 Foreign country or U.S possession	8 Cash liquidation distributions $ 0.00
9 Noncash liquidation distributions $ 0.00	PAYER'S Federal identification number [redacted]
RECIPIENT'S identification number [redacted]	Account Number (see instructions) [redacted]

Form 1099-DIV (keep for your records) EQ9985

GENERAL MOTORS CORPORATION

Account Number: 4750813

Issue	Issue ID	Record Date	Payable Date	Record Date Shares	Dividend Rate	Gross Amount	Tax Withheld	Amount Payable
COMMON	400010	02/11/2005	03/10/2005	[redacted]	$0.50000	[redacted]	[redacted]	[redacted]
COMMON	400010	05/19/2005	06/10/2005	[redacted]	$0.50000	[redacted]	[redacted]	[redacted]
COMMON	400010	08/12/2005	09/10/2005	[redacted]	$0.50000	[redacted]	[redacted]	[redacted]
COMMON	400010	11/10/2005	12/10/2005	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]

Current Dividend Check Number: 600936366

Year-To-Date Paid [redacted]

Robert W. Hartnagel Brokerage Cash Account Activity Summary

(as of December 15, 2005)

GM 1 2/3 Par Common Stock ONLY

Total amount invested since December 1, 2004	$3,442
Account withdrawals since December 1, 2004	none
Current market value of GM Common Stock	$2,233
Number of shares held	100
Market value of account on January 1, 2005	$2,002
Gain/loss from December 1, 2004 to present	- 35 %

I certify under oath that the above information is correct.



Robert W. Hartnagel

SUBSCRIBED AND SWORN before me on this 15th day of December, 2005



Notary



Proponent's Exhibit I

KEY EXCERPTS FROM 2004-05 CORRESPONDENCE WITH THE SEC CONCERNING GM'S EXCLUSION OF RWH STOCKHOLDER PROPOSAL

May 3, 2004, RWH letter to Jonathan Katz, Secretary, Securities and Exchange Commission:

..."The excluded proposal is aimed at controlling the skyrocketing pension entitlements of General Motors executives. As the correspondence described above has explained, these inflated pension entitlements have been created on the basis of a long-standing pattern of shareholder deception and proxy statement slight-of-hand. Because similar practices have also been adopted by the management of other major American corporations, the resulting nationwide "phenomenon" of grossly disproportionate and excessive executive compensation entitlements now has become one of the most important public policy issues this nation has ever faced.

This is due in large part to the fact that the same inflated annual bonuses corporate executives routinely receive subsequently are creating a "turnaround factor" which effectively funnels massive amounts of corporate resources directly into substantial and recurring so-called "voluntary" individual contributions to corporate Political Action Committees. The enormous aggregate influence these PAC contributions are generating has in turn significantly altered the traditional balance of power (and influence over government operations) to the considerable detriment of individual citizens and in favor of those who control major U.S. corporations."

January 23, 2003, Text of original shareholder proposal submitted to GM Secretary's office:

The GM Salaried Employee Retirement Plan was initially authorized by company shareholders for the purpose of providing a modest and generally proportional level of post-retirement income to all salaried employees on the basis of cumulative length of service. Before restructuring initiatives were begun in the mid-1980s, all salaried employee pensions, including those received by the very highest level executives, were subject to a benefit "cap" which limited the maximum pension any salaried employee could receive to $110,000 per year. Just prior to initiating the effort to accomplish a fifty percent executive head count reduction, this cap was eliminated, and since that time, the pension entitlements of the highest level executives have increased more than 2,000 percent. As a practical matter, where executive pensions are concerned, the original "welfare benefit" character of the salaried retirement plan has been entirely abandoned, and the plan now has been transformed into a highly lucrative "deferred compensation" arrangement for former management personnel. This proposal identifies the primary reason for this dramatic escalation in executive "pension" benefits and suggests an appropriate basis for shareholders to respond by initiating a concerted effort to reverse the policies which have produced these compensation excesses and recapture the substantial revenues which increasingly are being required to pay for them.

March 9, 2004, RWH letter to Office of Chief Counsel, Division of Corporation Finance, SEC:

...(2) Since the start of GM's first "restructuring" program in the mid-1980s, ***the lifetime, annual "pension" entitlement of GM's most recent CEO "retiree" has increased more than TWO THOUSAND PERCENT*** --from $110,000 in 1985 to ***$2.25 million*** in 2001. (Please see Exhibits A and B). In addition, there is no longer any limitation whatsoever incorporated in GM's salaried retirement benefit plan which would in any way restrict just how high top executive pensions conceivably could go in the future. At a time when Federal Reserve Chairman Greenspan has issued ominous warnings about the inevitable need for cutting social security benefits for millions of future retirees, and considering the fact that enormous increases in top executive retirement benefits are occurring throughout corporate America, it seems entirely clear that this is indeed an "extraordinary" public policy concern if there ever was one.

(3) It seems equally clear that few (non-executive) GM shareholders would have ***knowingly*** authorized anything even approaching this kind of gigantic percentage increase in executive "pension" benefits based on the GM common stock dividends that were paid during the same period. For this reason, another "extraordinary" public policy consideration is also applicable to this proposal, namely, the highly questionable nature of the shareholder communication and proxy statement disclosure practices that have been employed for the purpose of both creating and sustaining the barely discernible compensation and benefit plan increases that have been put in place.

(4) Eliminating the jobs of ***fifty percent*** of GM's 6,800 top level executives--and then dividing-up the incentive awards these displaced employees would otherwise have received to create the revenues needed to pay for massive compensation and benefit increases for "surviving" executives--presents still another directly applicable and highly "extraordinary" public policy concern. GM's concurrent failure to disclose financial data in its annual proxy materials which would have permitted shareholders to determine either the total amount of each year's "bonus pot" or the precise number of executives sharing it, at the same time they were being asked to authorize even greater increases suggests an additional shareholder governance concern.

(5) Perhaps the most troubling public policy consideration of all, however, arises from the fact that all of the above issues reflect routine operating practices by the management of a corporation which traditionally has occupied a truly unique position of influence and leadership, impacting virtually every aspect of national affairs. "What's good for GM," as the saying goes, "is good for America--and visa versa." Unfortunately, in this particular instance, it appears that it is the "visa versa" part that could require a good deal closer examination by both large and small individual GM shareholders.

(6) In this connection, I believe it is appropriate to call particular attention to Exhibits C and D. They show that, during precisely the same time period that GM was pursuing the particular restructuring practice that is articulated in the enclosed U.S. News and World Report article, top GM representatives were occupying key leadership positions in some of the most highly respected business organizations in the country. These same organizations were responsible for planning a broad range of public policy initiatives that subsequently were adopted

and implemented by some of the largest corporations in America. (Please note that the enclosed Business Roundtable membership list is included to illustrate the extremely broad scope and nature of this involvement, and not to suggest that either this organization or any of its members participated in creating the practices described in this letter.)

(7) Stated bluntly, the main reason that a public policy exception to the SEC's proxy rules should be granted in this instance is that, unprecedented or otherwise, from an individual shareholder's perspective, the reward structure for top level managers in American corporations is essentially ***out of control.*** In a single twenty-year period, CEO compensation has grown to ***four hundred times*** the pay of a typical worker and pension entitlements can be ***five hundred times as large***, and even larger, plus many other benefits. Both individual shareholders and the institutions responsible for protecting their interests should be permitted to consider the opportunity that this proposal provides to begin the long and difficult process of ***reversing*** the practices which have created these enormous imbalances and ***recapturing*** the money that is being diverted from general operating revenues to pay for them.

(8) To state the problem even more bluntly, it could be time for the owners of American corporations to consider the deeply troubling possibility that the same so-called "competitive compensation studies" that helped to produce these massive executive compensation and benefit increases may in actual practice be an Information Age equivalent to the totally NON-competitive practice of "*price-fixing*" with respect to the cost of executive services, and in addition, that they acted primarily to advance the interests of a ***"corporate oligarchy"*** resulting from the increasing concentration of wealth and authority in this country over the same two decades. Webster's Third New International Dictionary describes one meaning of the term "oligarchy" as a form of "autocratic control by a small faction, resulting from corporate concentration." The New Encyclopedia Britannica describes the concept of oligarchy as "power exercised by a small and privileged group for selfish purposes."

February 8, 2004, RWH letter to Office of Chief Counsel, Division of Corporation Finance, SEC:

..."The primary objective of this proposal is to encourage GM shareholder awareness of, and prompt attention to, what might arguably be called the most challenging and important corporate governance issue facing this company and this country today: ***controlling skyrocketing executive compensation and pension benefit entitlements.*** The proposal is moreover an attempt to frame the discussion within the context of a possible ***solution***, as opposed to a simple restatement of the problem, and more importantly, to do so while the problem is still potentially correctable. Delaying this discussion for an additional sixteen months (or until another proposal addressing the same problem can be incorporated into future GM proxy materials) would not only postpone a badly needed shareholder response to this pressing concern, but possibly permit additional impediments to be placed in the path of ever finding a workable solution. (An example of such an impediment might include the possible amendment of State Constitutions to prevent any future modification of existing pension benefits).

A complete understanding of the public policy significance of this particular governance issue requires careful consideration of the cumulative effect of the massive transfer of wealth that would occur, for example, over the next 25 years if, for the first time in this nation's history, American businesses (often called the "engines of our democracy") become "harnessed" to an obligation for providing enormously inflated lifetime so-called "pension" benefits to a steadily increasing number of former executives. The beneficiaries of these huge retirement benefit payments would no longer perform any services whatsoever to the corporations whose (future) employees will be responsible for supplying the productivity gains needed to meet the largely unfunded financial obligations that these expanded future "pension" entitlements have created.

Evaluating the full implications of the issues addressed in this shareholder proposal also requires consideration of the particular manner in which this enormous expansion of executive compensation has been accomplished. By way of illustration, it is significant to note that it required ***just twelve words***, inserted in the middle of a single paragraph in a 38-page 1985 GM proxy statement to remove a "cap" which historically had limited the maximum amount of any salaried employee pension to $110,000 annually. (Attachment H) This seemingly "minor" change, along with several equally subtle revisions to the compensation "recovery formula" which determines the total amount of employee retirement benefits (and the subsequent addition of an "alternate formula" which added ***incentive awards*** to the same calculation), has permitted the pension entitlements of top GM executives to literally explode in a single decade into multi-million-dollar ***lifetime annual*** entitlements, compared to the $110,000 maximum limit which existed prior to the start of "restructuring" initiatives. The point is, few individual shareholders, then or now, would have been in a position to recognize the full significance of this seemingly "minor" change.

...Shareholders need factual information about the long term consequences of the compensation and benefit plan changes they are repeatedly asked to approve, and this information needs to be presented in an understandable manner. That never will happen if they are chronically deterred from participating in the governance process. Unsophisticated investors should not be subjected to a constant barrage of self-serving management propaganda about how "competitive factors" are forcing up compensation levels. Proxy statements are not simply management "house organs." They are, or at least should be, vital channels of communication *between*, and not simply *to*, people who own corporations and the people who run them. These goals can only be diminished by restrictions like the those that would be created by an inflexible application of Rule 14a-8(f)(1).

With genuine appreciation and respect for the truly mammoth task the Commission faces in attempting to regulate U.S. securities markets, it is becoming increasingly clear that any practice, or any rule, which unnecessarily impedes this kind of exchange--no matter how well intended, and no matter how many shares an individual proponent might own--is simply out of step with the realities and challenges of today's one-sided, stacked-deck, management-controlled information dissemination process. In addition to the incredible volume of far more pressing concerns that obviously demand the Commission's attention, it is hoped that this letter can somehow receive careful (and if possible favorable) consideration. It is in fact a ***plea*** to the SEC to ***NOT*** to permit this proposal to be excluded on the grounds General Motors has identified.

The time might well have arrived when it has become not only appropriate, but unavoidable, to face what could be the most important "public policy" consideration of all, not simply as it concerns any particular shareholder proposal, but as it relates to virtually every aspect of today's computer-controlled, money-dominated, twenty first century "Information Age." The consideration is simply this:

There are those who appear to believe that this country's brightest promise lies in creating a new generation of "governing elite" drawn from the ranks of current and former corporate leaders who are sustained by enormous company-provided compensation and "pension" entitlements to assume the awesome responsibility for guiding this nation's destiny.

There are others who believe just as strongly in the need to retain a reward system that places its primary focus on expanding opportunities for the greatest number of citizens, and who are equally convinced that--***IF*** this type of reward system remains in place--the same hardworking, high-principled, sometimes rough-edged, but always remarkable people who built this nation into the envy of the civilized world can somehow manage to keep the ball rolling for a little while longer.

An open exchange of ideas is a vital force in any democracy, including a "shareholder democracy," and any restraint on participation in that exchange can be subject to abuse. While limitations such as the one created by Rule 14a-8(f)(1) could have been appropriate in the past, in today's business climate, they may well have become just another impediment to effective shareholder governance.

I have tried the best way I can to explain the justification for permitting this proposal to be included in GM's proxy materials. It will be up to the Securities and Exchange Commission to determine where, if anywhere, it goes from here."

March 15, 2004, RWH letter to SEC Chairman William H. Donaldson; Commissioner Paul S. Atkins; Commissioner Roel C. Campos; Commissioner Cynthia A. Glassman and Commissioner Harvey J. Goldschmid:

..."we need to begin considering the rather troubling possibility that, a couple of decades ago, while most of us were mowing the grass or watching Monday Night Football, some very bright people who had been given the responsibility for managing some of the largest corporations in America (as well as the vast array of state-of-the-art Information Age technology that these same companies had bought and paid for) quietly put their heads together and figured out a way to "stack the economic deck" dramatically in their own favor.

This country cannot hope to deal effectively with the enormous scope of this kind of problem simply by initiating protracted legal confrontations with a small number of protagonists in a continuing procession of executive misconduct "horror cases." The fact is, all of these cases essentially involve different examples of the same basic problem. The declining fortunes of a great many Americans cannot be attributed solely to the increasing pressures of "global

competition" or to the effects of inexorable economic trends. The true cause is far more likely to be found in the fundamental nature of human behavior--***and greed.***

For this reason, it might be useful to recall the behavioral principle that was so clearly demonstrated by Pavlov's "salivating dogs" a century ago: ***When you reward certain kinds of behavior, you will get more of it.*** The shareholders of American businesses need to begin the process of reasserting the authority (which ultimately rests primarily in their hands) for ***controlling*** skyrocketing executive compensation and benefit entitlements based on a clear understanding that this same fundamental principle of human behavior ***also works in reverse.***"

Exhibit B

Fax transmission

Page One of Five

To:	Anne T. Larin, Attorney and Assistant Secretary General Motors Corporation
Fax Number:	(313) 665-4978
Date:	February 16, 2006
From:	Robert W. Hartnagel
Telephone Number:	(972) 233-8090

Fax transmission

To:	Mr. Mark Vilardo Office of the Chief Counsel-SEC Division of Corporation Finance
Fax Number:	(202) 772-9201
Date:	February 16, 2006
From:	Robert W. Hartnagel
Telephone Number:	(972) 233-8090

Dear Mr. Vilardo:

In the January 9, 2006 fax I sent to you acknowledging the Division's initial response to my inquiry regarding the "market value" ownership requirements of Proxy Rule 14a-8, I also forwarded you a copy of the enclosed letter that I was sending to General Motors. This letter described a second, but closely related question regarding the same rule.

GM now has initiated a no-action proceeding aimed at excluding the shareholder proposal which prompted my initial inquiry, and both questions have become central to the information I am required to provide in order to meet the stock ownership disclosure provisions of this Rule. Since I have not heard anything further from the Corporation Finance Division Staff regarding the outcome of any possible reconsideration of the current requirements, I wanted to inquire when--or if--I might be receiving any kind of additional response regarding these questions.

I understand that your ability to communicate with parties engaged in a no-action proceeding is restricted, however, anything that might help clarify this matter would be useful to both sides.

I am providing GM with a copy of this fax and I certainly would have no objection if a copy of any response that might be forthcoming was sent to the company as well. My communications to GM are addressed to Anne T. Lairn, Attorney and Assistant Secretary, at fax no. 313-665-4978.

Thank you for any information you may be able to provide.

Sincerely,



Robert W. Hartnagel

c: Anne T. Larin

Fax transmission

To: Anne T. Larin, Attorney and Assistant Secretary
General Motors Corporation

Fax Number: (313) 665-4978

Date: January 9, 2006

From: Robert W. Hartnagel

Telephone Number: (972) 233-8090

Message:

In response to the request I received on December 27, 2005, I am forwarding the attached letter containing the stock ownership disclosure that is required by Proxy Rule 14a-8 and Division of Corporation Finance Staff Legal Bulletin No. 14. (Please see Attachment A)

In addition, I want to point out the following:

First, as shown in Attachment B, prior to forwarding the requested stock ownership information, I submitted a "generic" inquiry to the Office of the Chief Counsel of the SEC Division of Corporation Finance (DCF) identifying the potential which currently exists for making very different interpretations of the stated language in the publications described above. The response I received on January 6th indicated that the DCF might be willing to reconsider the position it has previously taken with respect to the points addressed in the letter.

Second, there is another ambiguity in the same language which, while not directly identified in that inquiry, is perhaps even more fundamental to my response to the question GM has raised regarding my current stock holdings. It involves the Rule's use of the term "market value" in determining the so-called eligibility or ineligibility of a GM shareholder to have a proposal included in the annual proxy statement.

The "bid, asked and close" quotations reflecting daily trading activity on the major stock exchanges simply show the "market value" of the shares of stock that were actually offered for sale and/or sold on any given trading day. They are by no means a true measure of either the current or potential future value of the vastly larger number of shares that were not offered for sale, or sold, on that or any other day. If even a tiny percentage of those shares had in fact been put up for sale on any single day, the "market value" of all of them obviously would have plunged dramatically.

The pertinent point in the present context, however, is that the only true measure of the "value" of the GM common stock being *held* by me or any other investor is what it would actually bring if and when we ever decide to offer it for sale--and other individuals are willing to purchase it at that price. Until then, the only established "market value" of these investments is and must remain the dollar amount that was paid for them at the time the initial investments were made.

The principle of applying only this standard of measurement up to and including the point of sale is well established in governmental regulatory practice (for example, with respect to the manner in which the IRS computes capital gains). The fact that investors are prohibited from applying any day-to-day fluctuations in stock market quotations in this manner until the point at which an investment is liquidated provides an unmistakable affirmation that they are not considered an appropriate yardstick for assessing *ongoing investment value*.

Finally, the only possible justification I can find for imposing any limitation whatsoever on either the dollar value or duration of any common stock investment presumably would be to insure that any individual wishing to have a shareholder proposal included in a company proxy statement is also willing to make and maintain a reasonable level of financial participation in that company. This objective, however, would not in any way empower the federal government or any other party to either condition or impair that ability on the basis of some unknown and entirely unknowable future fluctuations of a national stock exchange.

Most of all, it is essential to recognize that, in this country, it is the ***owner*** of common stock, and not the government or the stock exchange or General Motors, that has the final authority for determining not only what this stock's "market value" ***is***, but even more importantly ***what it is not***. In this particular instance, that right is protected by two Articles and two Amendments of the Constitution of the United States.

On this basis, I believe the enclosed disclosure complies entirely with the requirements of Proxy Rule 14a-8.

With respect to another pending matter, since General Motors has not responded to the requests for information which were presented in my December 15th letter to Nancy E. Polis, I will proceed on the understanding that, once again, this response will not be forthcoming.

Robert W. Hartnagel

December 29, 2005

To: Office of the Chief Counsel, SEC Division of Corporation Finance:

I have a question dealing with the $2,000 market value stock ownership requirement for being considered eligible to have a shareholder proposal included in a company proxy statement. My question is this: If (one year before submitting a proposal) an investor owns stock with a market value in excess of the $2,000 level, and this stock is held continuously for twelve months prior to its submission, does a decrease in the market price of the stock during the intervening twelve month period deprive him of this eligibility IF additional stock has been purchased during that same intervening period which maintains the $2,000 market valuation level of his initial investment?

I have read Rule 14a-8 and also Division of Corporation Finance Staff Legal Bulletin No. 14, but it seems to me the language of both is subject to very different interpretations on this point.

The problem with the more restrictive interpretation (that any stock purchased DURING the twelve month period would NOT meet the "continuously held" standard, and the eligibility would therefore have been destroyed) is that it in effect would impose a requirement on the owner of stock which decreased in market value for essentially FORECASTING the company's future market performance, and also anticipating any possible decline by initially purchasing more than $2,000. No such requirement is placed on investors in companies whose stock increases in value, or stays the same during the twelve month required holding period.

For example, if the stock had dropped fifty percent by the end of this period, an investor would in effect have been required--*twelve months earlier*--to buy $3,000 in stock, rather than $2,000, to have a proposal included in the proxy statement. Conversely, an investor whose stock had increased in value would have no such obligation. This strikes me as discriminatory under the "equal justice" standard. It also requires a level of "clairvoyance" on the part of small, individual investors which, to my knowledge, is nonexistent elsewhere in the investment community.

I understand that, under section C-1(a) of Bulletin No.14, the method used to calculate the minimum market value of a shareholder's investment permits consideration of the market price of securities held on any date within 60 calendar days preceding submission of the proposal. My question again is: Does this calculation include or exclude the value of stocks acquired during the twelve month period?

I am facing an imminent SEC deadline and would be grateful for a prompt reply. Thank you.

Robert W. Hartnagel
Telephone: (972) 233-8090

Exhibit C



General Motors Corporation
Legal Staff

Facsimile
(313) 665-4979

Telephone
(313) 665-4927

February 7, 2006

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

This is a filing, pursuant to Rule 14a-8(j), to omit the revised proposal received on December 15, 2005 from Robert W. Hartnagel (Exhibit A) from the General Motors Corporation proxy materials for the 2006 Annual Meeting of Stockholders. The proposal would request modification of the retirement plan for GM salaried employees to change the basis on which pension payments are determined.

General Motors intends to omit the proposal under Rule 14a-8(i)(f)(1) on the grounds that the proponent did not provide adequate evidence of continuous stock ownership within the time period provided by the proxy rules. In addition, the proposal may be omitted under paragraph (i)(7) as relating to the company's ordinary business operations.

With his proposal, Mr. Hartnagel included a summary of his stock ownership of GM common stock, to which he had attested. Since GM's transfer agent had informed us that he was the record owner of one share of GM common stock, which did not satisfy the ownership requirement of subsection (b)(1) of Rule 14a-8, and since the enclosed summary did not satisfy the evidentiary requirement of subsection (b)(2), General Motors wrote to Mr. Hartnagel in a letter dated December 16 to request proper evidence that he had owned the necessary amount of stock for at least a year, describing what evidence would be acceptable and enclosing a copy of Rule 14a-8 for his information (Exhibit B). (GM's letter stated erroneously that there was no record of Mr. Hartnagel's stock ownership, but since his actual record ownership of one share was not sufficient, this error did not affect his need to provide proper evidence of adequate stock ownership.) This letter was sent on December 19 via Federal Express, and Federal Express informed us that it was delivered to the address given by Mr. Hartnagel on December 20, 2005 at 10:25 a.m. (Exhibit C).

On January 3, 2006, the proponent faxed a message to GM (Exhibit D) stating that he received GM's December 16 letter on December 27, 2005, correcting the misstatement that he was not a

MC 482-C23-D24 300 Renaissance Center P.O. Box 300 Detroit, Michigan 48265-3000

record stockholder by sending a copy of his Form 1099-DIV for GM stock with all amounts deleted, and saying that he would provide a statement from the representation of his investment account "before the expiration of the stated 14-day response period". Rule 14a-8(f)(1) provides that the proponent must respond any procedural or eligibility deficiencies no later than 14 calendar days from the date the proponent received the company's notice of those deficiencies, and the 14-day deadline was specifically noted in GM's notification letter. January 3, 2006 was the last day of the 14-day period from December 20, 2005, the date on which according to Federal Express GM's notification letter was delivered to Mr. Hartnagel's address.

On January 9, 2006 the proponent faxed GM a letter (Exhibit E) with several attachments, including Attachment A which consisted of two letters from Edward Jones regarding his stock ownership dated January 5, 2006 (Exhibit F) and January 9, 2006 (Exhibit G) and a memo from him to me explaining why he had sent two letters (Exhibit H) and Attachment B, a letter of inquiry from him to the Chief Counsel of the Division of Corporation Finance of the SEC (Exhibit I). On January 11, GM wrote Mr. Hartnagel (Exhibit J) to inform him that it appeared that he had not responded to GM's notificaton of deficiency within the required time period and that the broker's letters that he had furnished did not evidence continuous ownership of at least $2000 worth of GM stock at the time he submitted his proposal, and to give him an opportunity to explain or correct the flaws in his response. He responded by fax on January 12 (Exhibit K) stating that GM's objections were without merit, stating, "Legal service is not deemed to have occurred until receipt of the document has been either properly witnessed or mutually acknowledged," so that his response was within the 14-day period after his receipt of notification on December 27. He also simply affirmed, "The stock ownership verification I provided meets the disclosure requirements of Rule 14a-8." On January 17, Mr. Hartnagel faxed an affidavit stating that the Federal Express shipment of GM's December 16 [which according to Federal Express was delivered on December 20] was received by him on December 27, 2005 (Exhibit L). On the following day, he faxed GM a copy of a message he sent to the SEC requesting that he be given an opportunity to respond to GM's planned request for a no-action letter (Exhibit M).

The proponent has not provided any valid reason to waive the conclusion that he failed to respond within the required period. The proponent did not provide any evidence of ownership of an adequate amount of GM stock until January 9, after the conclusion of 14 days following the delivery of GM's notification letter. GM wrote to Mr. Hartnagel. His January 12 response to GM's letter seeking to determine if he disputed Federal Express's statement of the date of delivery or if for some other reason he could not be considered to have received the letter until December 27 seemed to indicate that he could not be deemed to have received the letter until "[l]egal service" had occurred through a "properly witnessed receipt" or mutual acknowledgement, and the reference in his later affidavit to when he "received" the letter presumably was based on this interpretation. Rule 14a-8(f)(1) does not refer to "legal service" or provide any support for these assertions, which contemplate a level of legalism that is not typical of Rule 14a-8. Staff Legal Bulletin No. 14 (July 12, 2001) issued by the Division of Corporate Finance suggests instead that a letter should be considered to have been received when it was delivered. In section G.3, dealing with eligibility and procedural issues, the SLB recommended, in connection with a company's letter notifying a proponent of perceived eligibility or procedural defects, that the company should "send the notification by a means that allows the company to

determine when the shareholder received the letter." The obvious interpretation is that the company should send the letter by a carrier which is able to provide proof of delivery, like Federal Express in this case. Under Mr. Hartnagel's argument, only the proponent would be able to determine when he received the letter, regardless of the means chosen by the company. The timing of receipt of notification and its consequences would be entirely in the control of the proponent, which would disrupt Rule 14a-8's schedule for communications between company and proponent, with adequate time for the SEC Staff to consider any requests for no-action letters before the company begins printing its proxy statement. Instead, the scheme of Rule 14a-8 contemplates that the 14-day response period should begin when the company's notification is delivered to the address provided by the proponent. Mr. Hartnagel did not provide evidence that he owned sufficient stock to satisfy Rule 14a-8(b)(1) within 14 days of the delivery of GM's December 16 letter. Cf. Charles Schwab Corporation (February 2, 2005).

Moreover, the evidence of stock ownership that the proponent belatedly furnished on January 9 does not show that at the time he submitted his proposal he had continuously owned GM stock worth at least $2000. The January 5 and January 9 letters from Edward Jones are oblique, but read together they do not state that Mr. Hartnagel owned $2000 worth, or indeed any GM stock continuously from December 15, 2004. The letters set forth the following facts:

1. The market value of his GM stock in December 2004 was more than $2000 (January 5 letter).
2. He has continued to hold the stock referred to in item 1 (January 5).
3. At December 15, 2005, he held GM stock with a total market value of more than $2000 (January 5).
4. During the 12 and one half months prior to December 31, 2005 (i.e., beginning on December 15 or December 16, 2004), he purchased GM stock for more than $2000 (January 9 letter).
5. He has continued to hold the stock referred to in item 4 (January 9).

This set of facts, however, is not sufficient to demonstrate that the proponent owned an adequate amount of GM stock for a year prior to submitting his proposal on December 15. For example, if he owned $100 worth of stock on December 20, 2004 and acquired additional stock on December 29, so that he owned more than $2000 worth of stock as of December 31, 2004, the broker's letters would describe his ownership correctly, but the proponent would not have been eligible to submit a proposal since he would not have owned $2000 worth of stock for a full 12 months before the date of submission, December 15. The proponent's memo in Exhibit G indicates that he had influence over how these letters were worded, so that it would not be unfair to conclude that he has failed to show that he owned a sufficient amount of GM continuously from December 15, 2004. See International Business Machines Corporation (December 19, 2004); AMR Corporation (March 15, 2004); cf. Motorola, Inc. (January 10, 2005).

Finally, the proposal would be excludible even if there were no eligibility or procedural deficiencies in the proponent's submission. Paragraph (i)(7) provides that a company may exclude a proposal if it deals with a matter relating to the company's ordinary business operations. Based on this provision, the Staff has taken a no-action position with regard to

proposals that deal with executive retirement benefits. See, e.g., Hilton Hotels Corporation (March 14, 2003); NiSource Inc. (March 3, 2003). This is consistent with no-action letters that permit the exclusion of proposals dealing with pensions, like Tyco International Ltd (January 2, 2004); ALLETE Inc. (March 5, 2003), as well as other employee benefits, such as SBC Communications Inc. (January 9, 2004); Lucent Technologies (December 5, 2003); General Electric Company (January 10, 2003).

The current proposal deals with the formula for determining compensation under the salaried pension plan, which is not limited to senior executives but which could affect any executive eligible to receive a bonus. Such executive retirement benefits are a routine matter of ordinary business, and involve the type of management function properly left to the attention of management rather than the board of directors or the stockholders. Accordingly, the proposal can be omitted under Rule 14a-8(i)(7).

Please inform us whether the Staff will recommend any enforcement action if this proposal is omitted from the proxy materials for General Motors' 2006 Annual Meeting of Stockholders. GM plans to begin printing its proxy material at the beginning of April. We would appreciate any assistance you can give us in meeting our schedule.

Sincerely yours,



Anne T. Larin
Attorney and Assistant Secretary

Enclosures

c: Robert W. Hartnagel

Exhibit D



General Motors Corporation
Legal Staff

Facsimile
(313) 665-4978

Telephone
(313) 665-4927

December 22, 2003

FEDERAL EXPRESS
Robert W. Hartnagel
7605 Carta Valley Drive
Dallas, TX 75248

Dear Mr. Hartnagel:

On December 18 General Motors received your fax submitting a proposal for consideration at GM's 2004 annual meeting of stockholders.

I am enclosing for your information a copy of Rule 14a-8 of the SEC's proxy rules, which governs shareholder proposals. As Question 2 (section (b)) of the Rule states, you must have continuously held at least $2,000 worth of voting stock (or 1%, which is a much larger amount in the case of GM) for at least one year before you submitted your proposal. I understand from the receipt you sent with your proposal that you purchased 20 shares of GM stock on December 18, 2003, with a settlement date of December 23. This stock ownership does not satisfy the SEC's value or period of ownership requirements for submitting a stockholder proposal. If aside from the stock purchased last week you have owned at least $2,000 worth of GM stock for at least one year, please provide us with evidence of that stock ownership; note that paragraph (2)(b) of the answer to Question 2 describes what evidence of ownership is acceptable. Please note also that you must include a statement that you intend to continue to hold your qualifying securities through the date of the annual meeting.

In addition, question 4 (section (d)) states that a stockholder proposal including any accompanying supporting statement may not exceed 500 words. Please revised your submission to comply with that limit.

As Question 6 (section (f)) provides in subsection (1), you must correct these deficiencies by providing evidence of your qualifying stock ownership (including the promise to continue ownership) and the revised stockholder proposal shortened to 500 words or less no later than 14 days after you receive this letter.

Please send this material to my attention, and be sure to include the mail code (MC 482-C23-D24) in my address.

Sincerely,



Anne T. Larin
Attorney and Assistant Secretary

Enclosure

Fax transmission

To: Office of the Chief Counsel, SEC Division of Corporation Finance

Fax Number: (202) 772-9201

Date: March 9, 2006

From: Robert W. Hartnagel
7605 Carta Valley Drive
Dallas, TX 75248

Telephone Number: (972) 233-8090

RECEIVED
2006 MAR -8 PM 3:39
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Re: Reply to pending General Motors no-action request

Ladies and Gentlemen:

Thirty minutes ago, at 11:30 a.m., **on Wednesday, March 9, 2006**, I received a FedEx "Priority Overnight" shipment containing a copy of a letter Ms. Anne T. Larin's sent to your office on **Monday, March 7, 2006**. The shipping label was marked "**Deliver by 08MAR06.**" The letter states that it is a response to two letters that I had written and transmitted to both your office and General Motors three weeks ago.

While I have had only a brief opportunity to attempt to understand Ms. Laim's latest contentions, it is clear that I disagree with both her conclusions and the accuracy of certain information that she relied on in reaching them.

I assure you that my full response will be supplied very promptly. Considering GM's lengthy delay in submitting these belated arguments, I would like to request that a final disposition of this matter be delayed until after my response is considered. Thank you.

Sincerely,



Robert W. Hartnagel

c: Anne T. Larin, Attorney and Assistant Secretary, General Motors Corp.

RECEIVED
2006 MAR -9 PM 12:54
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Fax transmission

Page one of thirteen

To:	Office of the Chief Counsel, SEC Division of Corporation Finance
Fax Number:	(202) 772-9201
Date:	March 9, 2006
From:	Robert W. Hartnagel 7605 Carta Valley Drive Dallas, TX 75248
Telephone Number:	(972) 233-8090

c: Anne T. Larin, Attorney and Assistant Secretary, General Motors Corp.

March 9, 2006

U. S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

In accordance with the fax communication which is included as Attachment A, I am providing the following response to the March 7, 2006 supplementary filing by Anne T. Larin of General Motors Corporation dealing with the company's planned omission of the shareholder proposal I submitted on December 15, 2005:

A. With respect to GM's allegations regarding the 14-day response period applicable to this proposal, Ms. Lairn has again incorrectly contended that the proponent failed to respond to GM's notification in a timely manner. Her argument continues to be premised on an obvious misstatement of both the proxy rule itself and the responsibilities it imposes on both the company and stockholders. As previously has been explained in detail, the proponent has complied completely with every direction that was given to him, and with every specification identified in Proxy Rule 14a-8(i)(f)(1).

In addition, I want to point out that the letter received from General Motors notifying me of my obligation to reply to GM's objections within the requisite time period incorporated the following statement (please see the second-last paragraph of page two of Attachment B):

> "As stated in Question 6(1) of the enclosed Rule, you must send evidence of your stock ownership that satisfies the rule quoted above ***no later than 14 days after you RECEIVE this letter***." (Emphasis added.)

Similarly, the relevant portion of Question 6(1) which was enclosed with the same letter (Attachment C) included the following specification:

> "Your response must be postmarked, or transmitted electronically, no later than 14 days from the date ***you RECEIVED the company's notification***." (Emphasis added.)

Neither of these documents states that the specified fourteen day response period was to begin when the notification letter was written, or mailed, or delivered. On the contrary, both of them clearly provides that the fourteen day response period commences at the point the notification letter iss ***RECEIVED***...and moreover, presumably received ***by the shareholder***. Period. That was my understanding then. It is my understanding now. And I fail to see how anyone can reasonably assign any other possible meaning to an SEC proxy rule that specifically identifies the precise time period that must (not just theoretically, but actually) be made available to a proponent for the purpose of providing an appropriate opportunity for the required response.

Simply stated, a shareholder's responsibility is, and must be, to comply with the *actual* direction that is provided to him both by the SEC and the company, and not to be held accountable on an after-the-fact basis for any application of a proxy rule interpretation that might be employed solely for the purpose of fabricating a pretext for excluding a shareholder proposal that company management finds objectionable.

Ms. Lairn now contends, however, that stockholders also have an obligation (presumably under Proxy Rule 14a-8) to keep GM informed of their whereabouts at all times after submitting a shareholder proposal (so whenever GM decides to start its 14-day clock, the proponent is either at home or otherwise immediately available to comply with whatever convenient *interpretation* GM may decide to assign to the stated language of SEC proxy rules). In addition, she seems to feel that GM Secretary's office is somehow entitled to give precedence to a FedEx ***DOORSTEP DELIVERY certification*** during the peak Christmas travel period over a sworn and notarized affidavit attesting to the fact that the subject document was ***NOT RECEIVED*** until much later.

The fact is, neither of these contentions is valid. Moreover, the proponent certainly does not believe, and has ever stated, that leaving on a three month trip without providing a forwarding address is in any way appropriate. Ms. Lairn's statement to the contrary is false and insulting. What does make the Rule 14a-8 "time scheme" unworkable, however, is precisely the type of abuse of the SEC's regulatory authority that GM currently is attempting to employ by deliberately manipulating a response deadline with the aim of inducing shareholder non-compliance as a means of fabricating a justification for excluding a shareholder proposal that management considers undesirable. This is precisely the sort of inappropriate procedural ploy (i.e., "pothole" or "land mine") that is identified in the inquiry I forwarded to the Division of Corporation Finance well in advance of GM's no-action filing (Please see Attachment D).

Contrary to Ms. Lairn's current argument, any obligation for either insuring the timely receipt of a formal notice, or proving that the notice was in fact received, falls entirely on the sender and not the intended recipient. That burden can easily be met, without in any way compromising Rule 14a-8 or any other reasonable communication duty, simply by obtaining a *signed acknowledgment of receipt* at the time of delivery. Any *presumption* of receipt which might otherwise attach to a doorstep delivery confirmation, however, without such a signed acknowledgment, is rendered *invalid* under Texas law following proper submission of a sworn affidavit of non-receipt of the document at the time or place otherwise claimed. GM has clearly failed to meet the company's burden of either rebutting the proponent's sworn statement contradicting that presumption, or proving in some other manner that the company's "due notice" actually was ***received*** by the shareholder at the time the delivery supposedly occurred.

B. With respect to Ms. Lairn's latest assertions regarding the proponent's stock ownership verification, GM is once again contending, based on an unsupported and insupportable mischaracterization of the circumstances applicable to this consideration, that the certification letters that the proponent properly supplied, on a timely basis, supposedly do not show that he owned the requisite amount of stock for one year in advance of the December 15, 2005 submission date of the proposal. Quite candidly, the only explanation I can find for this repeated false assertion is that the claim is simply a boldfaced legal ploy intended to both discredit and

disavow, without any justification whatsoever, a set of facts that GM simply chooses not to accept.

Specifically, Edward Jones has certified--beyond any possible question--that I was in fact the owner of GM stock with a purchase price in excess of the required $2,000 amount, on a continuing basis, ***for an eleven and one half month period immediately preceding December 31, 2005*** (Attachment E). In her most recent letter, however, Ms. Lairn incorrectly contends that the one year period immediately preceding (re)submission of the subject shareholder proposal (at 12:24 p.m.) on December 15, 2005 (Attachment F), in her view at least, ***commenced on December 15, 2004***.

IT DID NOT. HER MATH IS JUST PLAIN **WRONG**, AND SHE NEEDS TO LOOK AGAIN.

The simple fact is, whether GM chooses to acknowledge it or not, the one year period immediately preceding the precise time and date this proposal was submitted ***actually commenced on December 16, 2004--exactly eleven and one half months prior to the date of Edward Jones' certification letter*** (See calendar exhibit presented in Attachment G). Irrespective of Ms. Lairn's feigned disavowal of the validity of this stock ownership verification, and the disclosure which was indeed provided in a timely manner most certainly does meet every one of the requirements that were identified in my initial response to GM initial no-action filing.

Unless and until GM is able to show ***precisely how and why***, based on the foregoing information, the company can legitimately argue that the above certification fails to show the required level of stock ownership, I respectfully urge the Division of Corporation Finance to flatly reject all of the primary arguments Ms. Lairn has belatedly incorporated into her supplementary letter of response.

Thank you for considering my comments.

Sincerely,



Robert W. Hartnagel
7605 Carta Valley Drive
Dallas, TX 75248
(972) 233-8090

c: Anne Larin, Attorney and Assistant Secretary, General Motors Corp.

Attachment A

Fax transmission

To: Office of the Chief Counsel, SEC Division of Corporation Finance

Fax Number: (202) 772-9201

Date: March 9, 2006

From: Robert W. Hartnagel
7605 Carta Valley Drive
Dallas, TX 75248

Telephone Number: (972) 233-8090

Re: Reply to pending General Motors no-action request

Ladies and Gentlemen:

Thirty minutes ago, at 11:30 a.m., **on Wednesday, March 9, 2006,** I received a FedEx "Priority Overnight" shipment containing a copy of a letter Ms. Anne T. Larin's sent to your office on **Monday, March 7, 2006**. The shipping label was marked **"Deliver by 08MAR06."** The letter states that it is a response to two letters that I had written and transmitted to both your office and General Motors three weeks ago.

While I have had only a brief opportunity to attempt to understand Ms. Lairn's latest contentions, it is clear that I disagree with both her conclusions and the accuracy of certain information that she relied on in reaching them.

I assure you that my full response will be supplied very promptly. Considering GM's lengthy delay in submitting these belated arguments, I would like to request that a final disposition of this matter be delayed until after my response is considered. Thank you.

Sincerely,



Robert W. Hartnagel

c: Anne T. Larin, Attorney and Assistant Secretary, General Motors Corp.



Attachment B

General Motors Corporation
Legal Staff

Facsimile
(313) 665-4979

Telephone
(313) 665-4927

December 16, 2005

BY FEDERAL EXPRESS
Robert W. Hartnagel
7605 Carta Valley Drive
Dallas, TX 75248

Dear Mr. Hartnagel:

General Motors has received your letter dated December 15, 2005 submitting a stockholder proposal for the 2006 Annual Meeting of Stockholders.

According to GM's transfer agent, you are not a record owner of GM stock, so that we are not able to confirm your stock ownership from our records. Please provide us with evidence that your stock ownership satisfies the requirements of Rule 14a-8 (a copy of which is enclosed for your information). The Brokerage Cash Account Activity Summary that you sent with your proposal does not comply with these requirements.

Subsections (2)(i) and (ii) of Question 2 describe the types of evidence that would be acceptable:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have have filed one of those documents with the SEC, you may demonstrate your eligibility by submitting to the company:

A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement;

C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

As stated in Question 6(1) of the enclosed Rule, you must send evidence of your stock ownership that satisfies the rule quoted above no later than 14 days after you receive this letter.

Please direct your letter to me, at the address at the bottom of the first page (including the mail code—MC482-C23-D24).

Sincerely,



Anne T. Larin
Attorney and Assistant Secretary

Enclosure

Attachment C

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under § 240.14a-8 and provide you with a copy under Question 10 below, § 240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) **Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?**

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) **Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

Attachment D

Subj: **Inquiry referral**
Date: 1/18/2006 10:04:16 AM Central Standard Time
From: Joge
To: cfletters@sec.gov

I am forwarding the following inquiry in accordance with the e-mail I received from Ann H. Sulzberg in the Investor Informaton office this mornng:

Dear Mr. Hartnagel:

Thank you for your comments about the shareholder proposal process.

Please contact our experts in the Division of Corporation Finance at 202-551-3500 or cfletters@sec.gov to discuss your inquiry.

Sincerely,

ANN H SULZBERG
U.S. Securities and Exchange Commission
(202)551-6308

QUESTION

Submitted: 2006-01-16

INVESTOR INFORMATION
Name: Robert W. Hartnagel
Day Phone: 972-233-8090
Email: joge@aol.com

QUESTION

With respect to the submission of shareholder proposals, I would like to know if companies are required (or even encouraged) by the SEC to give shareholders any ADVANCE notice of the requirements that are imposed by Proxy Rule 14a-8.

If not, I would like to point out that failure to provide "due notice" about these requirements simply allows companies to exclude proposals solely because proponents missed deadlines or failed to meet duration-of-stock-ownership- requirements, or a number of other subtleties and interpretations thereof, that were unknown, and as a practical matter, could not be known, until after it was too late to comply with them.

In this way, the rule can, and does, simply permit slick company lawyers to announce a single deadline in the Proxy Statement for proposal submission and in so doing literally lead relatively unsophisticated investors into a virtual swamp filled with procedural potholes and landmines of unannounced and overlapping timtables and duties that merely act to deprive them of their First, Fifth and Fourteenth Amendment rights to participate in the only "forum" for communication among shareholders that exists.

One more comment. Management does not have any rights that shareholders do not give them, so I am wondering, just when was it that we apparently "gave" this one away? Any rule that provides companies with the ability to require stockholders to jump through a bunch of unannounced, stacked-deck, procedural hoops like a bunch of trained ponies is badly in need of some serious reflection.

6959 Arapaho Road
Hillcrest Village Suite 123
Dallas, TX 75248
(972) 661-0111

Investment Representative

Edward Jones

Attachment E

January 9, 2006

Robert W. Hartnagel
Acct #[redacted]
7605 Carta Valley Dr
Dallas, TX 75248

Dear Mr. Hartnagel:

As you requested, I am pleased to confirm that since December 18, 2003, Edward Jones has been the record holder of General Motors Corporation common stock which is owned by you.

I can also confirm that for the previous twelve-and-one-half month period ending December 31, 2005 the total dollar amount that you have invested into the General Motors Corporation common stock has been in excess of $2,000. Additionally, all shares purchased have been held continuously in your account.

I trust this is the information you needed.

Sincerely,

Kim Petras

Kim Petras
Investment Representative



Attachment F

General Motors Corporation
Legal Staff

Facsimile
(313) 665-4979

Telephone
(313) 665-4927

March 7, 2006

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

We are responding to letters dated February 14, 2006 (Exhibit A) and February 16, 2006 (Exhibit B) from Robert Hartnagel to the Staff, replying to General Motors' February 7 letter requesting that the Staff take a no-action position with regard to omitting Mr. Hartnagel's proposal under Rule 14a-8(f)(1) and Rule 14a-8(i)(7) (Exhibit C). (GM's letter mistakenly referred to the portion of the rule that permits exclusion for failure to provide adequate evidence of stock ownership on a timely basis as Rule 14a-8(i)(f)(1), which should be corrected to Rule 14a-8(f)(1).)

We wish to clarify that GM's request for a no-action letter in this case does not involve any question about the appropriate means of measuring the value of the stock owned by the proponent, which is the subject of Mr. Hartnagel's January 9 and February 16 communications with the Staff. We do not express any views on Mr. Hartnagel's argument that declines in the value of the stock in the year prior to submission of a proposal should be disregarded or that use of market prices is inappropriate for determining eligibility for submitting a proposal, much less his broader constitutional claims.

Our point instead is that Mr. Hartnagel did not provide evidence of stock ownership within the required time period, and that the evidence that was eventually provided does not state that he owned a qualifying amount of stock one year prior to submitting his proposal. GM's letter requesting evidence of stock ownership was delivered to the address he provided with his proposal on December 20, 2005. Mr. Hartnagel's February 14 letter states that he was away from his residence for eight days, returning on December 27, when he found GM's letter. The proponent did not tell GM that he would be away or provide any alternative address. We try to cooperate with proponents in communicating with them, and where proponents ask that we use a different address or different means (for example, fax or e-mail) to communicate with them, we accommodate their wishes. Mr. Hartnagel is familiar with the requirements for providing evidence of stock ownership; in December 2003, GM spent him a request for evidence of

ownership in connection with a stockholder proposal in a letter that described the 14-day requirement and included a copy of Rule 14a-8 (Exhibit D). Mr. Hartnagel argues that the proponent has no responsibility to make reasonable efforts to permit the company to communicate with him, and that the 14-day period should not be deemed to begin until the proponent chooses to acknowledge receipt of notice. Rule 14a-8, however, contemplates a number of deadlines to give the company and the proponent adequate time take a variety of required actions. Under Mr. Hartnagel's reasoning, if he had left for a winter home and returned three months later, the 14-day period would not begin until those three months were past. Such an interpretation would make Rule 14a-8's time scheme unworkable.

Second, the ownership verification that the proponent provided (which is comprised of five documents that must be taken together, as Mr. Hartnagel notes in his letter) does not establish that he owned the requisite amount of stock on December 15, 2004, one year before the date of submission, although it shows that he owned $2000 of stock at some point during that month. Mr. Hartnagel apparently wished to be able to press the arguments that he made in his January 9 letter to the Staff about the appropriate measure of value, so that he dictated carefully crafted language for the stock verifications issued by his broker. Those verifications, however, do not show that he owned any stock (beyond the one share that is recorded on GM's stock records), of whatever value, on December 15, 2004. The proponent may have additional evidence of his stock ownership as of December 15, 2004, but he did not provide it within the required time period, regardless of whether it was deemed to begin on December 20, when GM's notice was delivered, or December 27, when Mr. Hartnagel found the letter. See Baxter International Inc. (February 22, 2006) (evidence inadequate where it failed to establish stock ownership for four days within one year prior to submission); Johnson & Johnson (January 11, 2001).

Because of these grounds for exclusion, GM does not believe that it is necessary to respond to the proponent's arguments for a novel interpretation of the well-settled rules about establishing the value of stock held by a proponent under Rule 14a-8.

Sincerely yours,



Anne T. Larin
Attorney and Assistant Secretary

Enclosures

c: ✓Robert W. Hartnagel

Attachment G

R. W. Hartnagel investment account:

$2,000+ GM common stock ownership period

certified by Edward Jones, holder of record

2004

	S	M	T	W	T	F	S
AN					1	2	3
	4	5	6	7	8	9	10
	11	12	13	14	15	16	17
	18	19	20	21	22	23	24
	25	26	27	28	29	30	31
EB	1	2	3	4	5	6	7
	8	9	10	11	12	13	14
	15	16	17	18	19	20	21
	22	23	24	25	26	27	28
	29						
IAR		1	2	3	4	5	6
	7	8	9	10	11	12	13
	14	15	16	17	18	19	20
	21	22	23	24	25	26	27
	28	29	30	31			
PR					1	2	3
	4	5	6	7	8	9	10
	11	12	13	14	15	16	17
	18	19	20	21	22	23	24
	25	26	27	28	29	30	
AY							1
	2	3	4	5	6	7	8
	9	10	11	12	13	14	15
	16	17	18	19	20	21	22
	23	24	25	26	27	28	29
	30	31					
JN			1	2	3	4	5
	6	7	8	9	10	11	12
	13	14	15	16	17	18	19
	20	21	22	23	24	25	26
	27	28	29	30			

	S	M	T	W	T	F	S
JUL					1	2	3
	4	5	6	7	8	9	10
	11	12	13	14	15	16	17
	18	19	20	21	22	23	24
	25	26	27	28	29	30	31
AUG	1	2	3	4	5	6	7
	8	9	10	11	12	13	14
	15	16	17	18	19	20	21
	22	23	24	25	26	27	28
	29	30	31				
SEP				1	2	3	4
	5	6	7	8	9	10	11
	12	13	14	15	16	17	18
	19	20	21	22	23	24	25
	26	27	28	29	30		
OCT						1	2
	3	4	5	6	7	8	9
	10	11	12	13	14	15	16
	17	18	19	20	21	22	23
	24	25	26	27	28	29	30
	31						
NOV		1	2	3	4	5	6
	7	8	9	10	11	12	13
	14	15	16	17	18	19	20
	21	22	23	24	25	26	27
	28	29	30				
DEC				1	2	3	4
	5	6	7	8	9	10	11
	12	13	14	15	X	~~17~~	~~18~~
	~~19~~	~~20~~	~~21~~	~~22~~	~~23~~	~~24~~	~~25~~
	~~26~~	~~27~~	~~28~~	~~29~~	~~30~~	~~31~~	

2005

	S	M	T	W	T	F	S
JAN							~~1~~
	~~2~~	~~3~~	~~4~~	~~5~~	~~6~~	~~7~~	~~8~~
	~~9~~	~~10~~	~~11~~	~~12~~	~~13~~	~~14~~	~~15~~
	~~16~~	~~17~~	~~18~~	~~19~~	~~20~~	~~21~~	~~22~~
	~~23~~	~~24~~	~~25~~	~~26~~	~~27~~	~~28~~	~~29~~
	~~30~~	~~31~~					
FEB			~~1~~	~~2~~	~~3~~	~~4~~	~~5~~
	~~6~~	~~7~~	~~8~~	~~9~~	~~10~~	~~11~~	~~12~~
	~~13~~	~~14~~	~~15~~	~~16~~	~~17~~	~~18~~	~~19~~
	~~20~~	~~21~~	~~22~~	~~23~~	~~24~~	~~25~~	~~26~~
	~~27~~	~~28~~					
MAR			~~1~~	~~2~~	~~3~~	~~4~~	~~5~~
	~~6~~	~~7~~	~~8~~	~~9~~	~~10~~	~~11~~	~~12~~
	~~13~~	~~14~~	~~15~~	~~16~~	~~17~~	~~18~~	~~19~~
	~~20~~	~~21~~	~~22~~	~~23~~	~~24~~	~~25~~	~~26~~
	~~27~~	~~28~~	~~29~~	~~30~~	~~31~~		
APR						~~1~~	~~2~~
	~~3~~	~~4~~	~~5~~	~~6~~	~~7~~	~~8~~	~~9~~
	~~10~~	~~11~~	~~12~~	~~13~~	~~14~~	~~15~~	~~16~~
	~~17~~	~~18~~	~~19~~	~~20~~	~~21~~	~~22~~	~~23~~
	~~24~~	~~25~~	~~26~~	~~27~~	~~28~~	~~29~~	~~30~~
MAY	~~1~~	~~2~~	~~3~~	~~4~~	~~5~~	~~6~~	~~7~~
	~~8~~	~~9~~	~~10~~	~~11~~	~~12~~	~~13~~	~~14~~
	~~15~~	~~16~~	~~17~~	~~18~~	~~19~~	~~20~~	~~21~~
	~~22~~	~~23~~	~~24~~	~~25~~	~~26~~	~~27~~	~~28~~
	~~29~~	~~30~~	~~31~~				
JUN				~~1~~	~~2~~	~~3~~	~~4~~
	~~5~~	~~6~~	~~7~~	~~8~~	~~9~~	~~10~~	~~11~~
	~~12~~	~~13~~	~~14~~	~~15~~	~~16~~	~~17~~	~~18~~
	~~19~~	~~20~~	~~21~~	~~22~~	~~23~~	~~24~~	~~25~~
	~~26~~	~~27~~	~~28~~	~~29~~	~~30~~		

	S	M	T	W	T	F	S
JUL						~~1~~	~~2~~
	~~3~~	~~4~~	~~5~~	~~6~~	~~7~~	~~8~~	~~9~~
	~~10~~	~~11~~	~~12~~	~~13~~	~~14~~	~~15~~	~~16~~
	~~17~~	~~18~~	~~19~~	~~20~~	~~21~~	~~22~~	~~23~~
	~~24~~	~~25~~	~~26~~	~~27~~	~~28~~	~~29~~	~~30~~
	~~31~~						
AUG		~~1~~	~~2~~	~~3~~	~~4~~	~~5~~	~~6~~
	~~7~~	~~8~~	~~9~~	~~10~~	~~11~~	~~12~~	~~13~~
	~~14~~	~~15~~	~~16~~	~~17~~	~~18~~	~~19~~	~~20~~
	~~21~~	~~22~~	~~23~~	~~24~~	~~25~~	~~26~~	~~27~~
	~~28~~	~~29~~	~~30~~	~~31~~			
SEP					~~1~~	~~2~~	~~3~~
	~~4~~	~~5~~	~~6~~	~~7~~	~~8~~	~~9~~	~~10~~
	~~11~~	~~12~~	~~13~~	~~14~~	~~15~~	~~16~~	~~17~~
	~~18~~	~~19~~	~~20~~	~~21~~	~~22~~	~~23~~	~~24~~
	~~25~~	~~26~~	~~27~~	~~28~~	~~29~~	~~30~~	
OCT							~~1~~
	~~2~~	~~3~~	~~4~~	~~5~~	~~6~~	~~7~~	~~8~~
	~~9~~	~~10~~	~~11~~	~~12~~	~~13~~	~~14~~	~~15~~
	~~16~~	~~17~~	~~18~~	~~19~~	~~20~~	~~21~~	~~22~~
	~~23~~	~~24~~	~~25~~	~~26~~	~~27~~	~~28~~	~~29~~
	~~30~~	~~31~~					
NOV			~~1~~	~~2~~	~~3~~	~~4~~	~~5~~
	~~6~~	~~7~~	~~8~~	~~9~~	~~10~~	~~11~~	~~12~~
	~~13~~	~~14~~	~~15~~	~~16~~	~~17~~	~~18~~	~~19~~
	~~20~~	~~21~~	~~22~~	~~23~~	~~24~~	~~25~~	~~26~~
	~~27~~	~~28~~	~~29~~	~~30~~			
DEC					~~1~~	~~2~~	~~3~~
	~~4~~	~~5~~	~~6~~	~~7~~	~~8~~	~~9~~	~~10~~
	~~11~~	~~12~~	~~13~~	~~14~~	X	16	17
	18	19	20	21	22	23	24
	25	26	27	28	29	30	31



½ month

11 ½ months

½ month

12 ½ months

Fax transmission

Page one of two

RECEIVED
2006 MAR 10 PM 2:31
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

To: Office of the Chief Counsel, SEC Division of Corporation Finance

Fax Number: (202) 772-9201

Date: March 11, 2006

From: Robert W. Hartnagel
7605 Carta Valley Drive
Dallas, TX 75248

Telephone Number: (972) 233-8090

Re: transmitting: Previous replacement page was unsigned - Sorry RH

Message:

Ladies and Gentlemen:

After reviewing ***page three*** of the letter dated March 9, 2006 (which was faxed to this office on the same day), I discovered two typographical errors which could be highly important in the Staff's consideration of the no-action determination which has been requested by General Motors. Both errors involve the inadvertent substitution of the word "eleven" for the correct word "twelve" in two highlighted phrases in paragraphs two and four of this page. Considering the significance of the particular time period that is under consideration, I have prepared a ***corrected page*** which I am forwarding as an attachment to this message.

To insure that this replacement page is entirely comparable to the one originally provided, I have also added the same handwritten page identification ("4") in the lower right hand corner.

I sincerely regret this error and I apologize for the inconvenience it will cause.

Sincerely,



Robert W. Hartnagel

c: Anne T. Larin, Attorney and Assistant Secretary, General Motors Corp.

disavow, without any justification whatsoever, a set of facts that GM simply chooses not to accept.

Specifically, Edward Jones has certified--beyond any possible question--that I was in fact the owner of GM stock with a purchase price in excess of the required $2,000 amount, on a continuing basis, ***for an twelve and one half month period immediately preceding December 31, 2005*** (Attachment E). In her most recent letter, however, Ms. Lairn incorrectly contends that the one year period immediately preceding (re)submission of the subject shareholder proposal (at 12:24 p.m.) on December 15, 2005 (Attachment F), in her view at least, ***commenced on December 15, 2004***.

IT DID NOT. HER MATH IS JUST PLAIN **WRONG**, AND SHE NEEDS TO LOOK AGAIN.

The simple fact is, whether GM chooses to acknowledge it or not, the one year period immediately preceding the precise time and date this proposal was submitted ***actually commenced on December 16, 2004--exactly twelve and one half months prior to the date of Edward Jones' certification letter*** (See calendar exhibit presented in Attachment G). Irrespective of Ms. Lairn's feigned disavowal of the validity of this stock ownership verification, the disclosure which was indeed provided in a timely manner most certainly does meet every one of the requirements that were identified in my initial response to GM initial no-action filing.

Unless and until GM is able to show ***precisely how and why***, based on the foregoing information, the company can legitimately argue that the above certification fails to show the required level of stock ownership, I respectfully urge the Division of Corporation Finance to flatly reject all of the primary arguments Ms. Lairn has belatedly incorporated into her supplementary letter of response.

Thank you for considering my comments.

Sincerely,



Robert W. Hartnagel
7605 Carta Valley Drive
Dallas, TX 75248
(972) 233-8090

c: Anne Larin, Attorney and Assistant Secretary, General Motors Corp.

Fax transmission

Page one of two

To: Office of the Chief Counsel, SEC Division of Corporation Finance

Fax Number: (202) 772-9201

Date: March 11, 2006

From: Robert W. Hartnagel
7605 Carta Valley Drive
Dallas, TX 75248

Telephone Number: (972) 233-8090

Message:

Ladies and Gentlemen:

After reviewing ***page three*** of the letter dated March 9, 2006 (which was faxed to this office on the same day), I discovered two typographical errors which could be highly important in the Staff's consideration of the no-action determination which has been requested by General Motors. Both errors involve the inadvertent substitution of the word "eleven" for the correct word "twelve" in two highlighted phrases in paragraphs two and four of this page. Considering the significance of the particular time period that is under consideration, I have prepared a ***corrected page*** which I am forwarding as an attachment to this message.

To insure that this replacement page is entirely comparable to the one originally provided, I have also added the same handwritten page identification ("4") in the lower right hand corner.

I sincerely regret this error and I apologize for the inconvenience it will cause.

Sincerely,



Robert W. Hartnagel

c: Anne T. Larin, Attorney and Assistant Secretary, General Motors Corp.

disavow, without any justification whatsoever, a set of facts that GM simply chooses not to accept.

Specifically, Edward Jones has certified--beyond any possible question--that I was in fact the owner of GM stock with a purchase price in excess of the required $2,000 amount, on a continuing basis, ***for an twelve and one half month period immediately preceding December 31, 2005*** (Attachment E). In her most recent letter, however, Ms. Lairn incorrectly contends that the one year period immediately preceding (re)submission of the subject shareholder proposal (at 12:24 p.m.) on December 15, 2005 (Attachment F), in her view at least, ***commenced on December 15, 2004***.

IT DID NOT. HER MATH IS JUST PLAIN **WRONG**, AND SHE NEEDS TO LOOK AGAIN.

The simple fact is, whether GM chooses to acknowledge it or not, the one year period immediately preceding the precise time and date this proposal was submitted ***actually commenced on December 16, 2004--exactly twelve and one half months prior to the date of Edward Jones' certification letter*** (See calendar exhibit presented in Attachment G). Irrespective of Ms. Lairn's feigned disavowal of the validity of this stock ownership verification, the disclosure which was indeed provided in a timely manner most certainly does meet every one of the requirements that were identified in my initial response to GM initial no-action filing.

Unless and until GM is able to show ***precisely how and why***, based on the foregoing information, the company can legitimately argue that the above certification fails to show the required level of stock ownership, I respectfully urge the Division of Corporation Finance to flatly reject all of the primary arguments Ms. Lairn has belatedly incorporated into her supplementary letter of response.

Thank you for considering my comments.

Sincerely,



Robert W. Hartnagel
7605 Carta Valley Drive
Dallas, TX 75248
(972) 233-8090

c: Anne Larin, Attorney and Assistant Secretary, General Motors Corp.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 21, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: General Motors Corporation
Incoming letter dated February 7, 2006

The proposal relates to compensation.

There appears to be some basis for your view that GM may exclude the proposal under Rule 14a-8(f). We note that the proponent failed to supply, within 14 days of receipt of GM's request, documentary support evidencing that he satisfied the minimum ownership requirement for the one-year period as of the date that he submitted the proposal as required by rule 14a-8(b). We also note your representation that GM's request included a copy of rule 14a-8. Accordingly, we will not recommend enforcement action to the Commission if GM omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which GM relies.

Sincerely,



Geoffrey M. Ossias
Attorney-Adviser